13002183

2012 ANNUAL REPORT


INLAND
INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012
INLAND DIVERSIFIED 10-K FINANCIAL HIGHLIGHTS

(DOLLAR AMOUNTS IN THOUSANDS)

	AS OF AND FOR THE YEAR ENDED 12/31/2012	AS OF AND FOR THE YEAR ENDED 12/31/2011
Total Assets	$2,393,523	$1,010,836
Real Estate	$2,271,488	$914,127
Cash	$36,299	$60,254
Securities	$40,941	$17,903
Other	$44,795	$18,552
Total Debt	$1,249,422	$464,956
Mortgage Payable	$1,156,582	$462,418
Mortgage Debt to Total Assets	48%	46%
Total Number of Properties	141	49
Retail	133	46
Office	4	2
Industrial	2	-
Multi-family	2	1
Economic Occupancy	97.7%	97.3%
Current Distribution Rate	6.0%	6.0%
Cash Flow From Operations	$56,670	$27,872
Funds From Operations (FFO)	$55,830	$26,672
Distributions Paid	$51,767	$23,641

TOP TENANTS, BASED ON ANNUALIZED BASE RENT OF PORTFOLIO AS OF 12/31/2012

Kohl's	4.4%
Walgreens	4.2%
Dollar General	2.9%
PetSmart	2.4%
Ross Dress for Less	2.2%

THE CORNERSTONE OF OUR BUSINESS PHILOSOPHY HAS BEEN TO CONSTRUCT A COMPANY THAT WILL PROVIDE **CONSISTENT, STABLE RETURNS FOR OUR STOCKHOLDERS.**

Dear Fellow Stockholder:

2012 will be remembered as the year we finished building the foundation of our company. Our primary offering concluded with strong investor demand for our stock and we were able to fully invest the capital we raised in that offering by the end of the year. This gives us tremendous momentum entering 2013. At year end, our properties were experiencing exceptional financial occupancy at 98%; our income stream is generated by leases with leading retailers with average terms extending many years into the future. Our overall cost of debt is comparatively low at a weighted average annual interest rate of 4.13%, with a majority of our loans at fixed rates with several years to maturity.

How did we get here? Through a methodical balance of aggressive property acquisition, contract negotiation and financial verification related to the due diligence process. Our acquisition team takes pride in keeping a steady flow of potential acquisitions available for our review. Similarly, our due diligence team takes pride in knowing every possible aspect of each property we buy, before we close. Our REIT management team blends the work of both groups to close on those properties that meet our rigorous criteria. This process results in knowledgeable decision making. In short, we are thoroughly familiar with the properties we buy. And importantly, we do not buy a property unless everyone involved in the process agrees on the final decision.

The cornerstone of our business philosophy has been to construct a company that will provide consistent, stable returns for our stockholders. While this would have been an enviable goal in times past, we believe it is essential in the current economic environment. For that reason, we have and will continue to place particular emphasis on acquiring newer properties that are top performers in their respective markets. After we acquire properties, our property management philosophy is hands on. We spend time cultivating relationships with our tenants that go beyond simply providing basic services to each property.

Our managers make a point of working with tenants to understand their business. We try to anticipate problems so we can mitigate their impact on the performance of each property. We may consult with certain tenants we know well regarding their views on specific markets before we buy a property in those markets.

We like the size and diversity of our company. We have built a company that produces revenue from tenants that primarily provide basic goods and services to the public, or that occupy a strategic role in servicing other businesses. For example, our non-retail tenants include FedEx and Siemens, the international engineering firm. We are big enough to have economies of scale in our purchasing power, but not so big that we require a large management team.

Because we acquired a number of properties at the end of last year, 2013 will be the first year in which all 141 properties in our portfolio produce revenue for a full 12 months. Accordingly, we expect corporate level expenses as a ratio of overall revenue to decrease significantly, resulting in a substantial increase in earnings.

In 2013, we will move on to the next stage in our life cycle, during which we will reevaluate all of our assets. We may add to and possibly sell properties from the portfolio. We will also consider strategic plans for providing liquidity to our stockholders. A liquidity event could include a listing of the company on a national stock exchange, a merger with a listed company or a sale of the company or its assets. Any decision will be based on a number of factors and will ultimately be made with the goal of achieving the most positive results for our stockholders. We will update you on our progress as we move forward.

These are exciting times for us. All of us at Inland Diversified appreciate your support and look forward to another profitable year for our company.

Sincerely,



ROBERT D. PARKS
Chairman of the Board



BARRY L. LAZARUS
President and Chief Operating Officer


LOWE'S


T.G.I.
DAY'S
BUFFALO WILD WINGS
BUFFALO WILD WINGS GRILL & BAR
BUFFALO WILD WINGS GRILL & BAR
BUFFALO WILD WINGS GRILL & BAR
GN
'S ALWAYS FRIDAY.

2012 WAS A FOUNDATIONAL YEAR FOR INLAND DIVERSIFIED.

We significantly expanded our asset base, strengthened our portfolio operations and continued to pay sustainable distributions to our stockholders.

SPECIFIC ACHIEVEMENTS INCLUDED:

- Generated gross proceeds totaling $536 million (excluding DRP) from our "best-efforts" offering which closed on August 23, 2012
- Acquired 92 properties totaling 6.8 million square feet and 144 multi-family units for approximately $1.19 billion
- Financed 89 properties with a weighted average stated interest rate of 3.45% per annum and a weighted average maturity of 8.9 years
- Declared and paid distributions totaling $.60 per share on an annualized basis and fully funded all distributions from cash flow from operations

STRENGTH THROUGH **PORTFOLIO DIVERSITY**



Washington
Montana
North Dakota
Minnesota
Maine
Oregon
0.8%
Idaho
South Dakota
Wisconsin
3.9%
Michigan
VT
NH
1.2%
New York
6.8%
Massachusetts 1.8%
Rhode Island 1.1%
Connecticut 2.8%
Wyoming
Iowa
Nebraska
0.6%
Nevada
12.1%
Utah
3.4%
Colorado
Kansas
Illinois
1.9%
Indiana
1.6%
Ohio
0.3%
Pennsylvania
0.6%
New Jersey 4.6%
Delaware 0.3%
Washington D.C.
Maryland 1.3%
West Virginia
Virginia
4.8%
California
1.0%
Missouri
3.7%
Kentucky
North Carolina
5.2%
Tennessee
1.5%
Arizona
1.1%
New Mexico
Oklahoma
5.1%
Arkansas
1.2%
South Carolina
Mississippi
0.2%
Alabama
3.2%
Georgia
3.4%
Texas
6.8%
Louisiana
2.1%
Florida
15.7%

PERCENT OF TOTAL ANNUALIZED BASE RENTS ("ABR") AS OF DECEMBER 31,2012

NO ASSETS 2.00% OR LESS 2.01% TO 4.99% 5.00% OR GREATER

	# OF LEASES	% OF ABR
KOHL'S	10	4.4%
Walgreens	14	4.2%
DOLLAR GENERAL	43	2.9%
PETSMART	15	2.4%
ROSS DRESS FOR LESS	12	2.2%
TOTAL	94	16.1%

Inland Diversified has assembled a strong portfolio of income producing commercial real estate assets. At December 31, 2012, the Company owned 141 total properties, including: 133 retail, four office, and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. Also at year end, the portfolio maintained a weighted average economic occupancy of approximately 98%.

We believe the core strength of our portfolio lies in the diversity of its geography and tenant base. With properties in 31 states, anchored by strategic regional concentrations, we are broadly positioned for growth across the nation's primary population centers. Our tenant base consists largely of necessity-based retailers that serve the everyday needs of today's consumer, with no single tenant comprising more than 4.4% of the portfolio's annualized consolidated base rental revenue for the year ended December 31, 2012. These characteristics are designed to protect the portfolio throughout all economic cycles.

STRATEGIC ACQUISITIONS AND FINANCING

Inland Diversified has taken a strategic approach to acquiring and financing new properties. Backed by the expertise of seasoned acquisition and due diligence teams, we established a high quality pipeline of investment opportunities that effectively matched our offering proceeds. In 2012, we invested more than $1.19 billion in new real estate assets with attractive financing. Our weighted average interest rate across the portfolio was 4.13% as of December 31, 2012, with laddered maturity dates over the near-term.

Leasing activity at our properties is a clear demonstration of quality due diligence underwriting. Our leasing team was busy in 2012, renewing the vast majority of our expiring leases or finding new tenants to strengthen our properties. Near-term lease expirations remain manageable, with not more than 5.0% of total annual base rental income rolling over in any of the next four years.



MANAGEABLE MORTGAGE DEBT MATURITIES
$ IN MILLIONS
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
$50.8
$7.6
$99.0
$48.8
$120.8
$829.5
2013
2014
2015
2016
2017
THEREAFTER
% of Total Mortgage Debt
4.39%
0.66%
8.56%
4.22%
10.44%
71.73%
VARIABLE
FIXED



CUMULATIVE GROSS OFFERING PROCEEDS AND ACQUISITION VOLUME
$ IN MILLIONS
2,500
2,000
1,500
1,000
500
0
$29.2 $9.8
$68.9 $22.2
$130.9 $162.9
$190.6 $252.4
$255.0 $356.4
$334.6 $533.7
$408.4 $767.0
$479.8 $805.3
$563.2 $877.2
$688.8 $1,028.5
$870.7 $1,225.4
$1,099.3 $1,723.7
$1,099.3 $2,191.3
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
CUMULATIVE GROSS OFFERING PROCEEDS $*
CUMULATIVE ACQUISITION VOLUME $**

* Excludes DRP

** Excludes Earnouts



Walmart
CINEMA DE LUX
FIVE GUYS



The Inland Diversified Executive Management, Property Management, Leasing and Due Diligence Teams (pictured left to right):
Front row: Steve Hippel, Linda Ast, Barry Lazarus, Jessica Mooney, Jeremy Zednick, Tina Luttrell;
Back row: Kelly Janisch, Adam Russell, Beth McNeely, Annette Harris, Tyler Wesley, Peter Yoo, Larry Sajdak, JoAnn McGuinness

THE INLAND DIVERSIFIED **BOARD OF DIRECTORS**



ROBERT D. PARKS
Chairman of the Board



BARRY L. LAZARUS
President and Chief Operating Officer



BRENDA G. GUJRAL
Director



LEE A. DANIELS
Independent Director



GERALD W. GRUPE
Independent Director



CHARLES H. WURTZEBACH
Independent Director



HEIDI N. LAWTON
Independent Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 000-53945

Inland Diversified Real Estate Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	26-2875286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, $0.001 par value per share
(Title of Class)

SEC MAIL PROCESSING RECEIVED APR 22 2013 WASH, DC SECTION 493

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.45 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established market for the registrant's shares of common stock. The number of shares held by non-affiliates as of June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was 89,720,504.

As of March 1, 2013, there were 115,666,318 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference portions of its Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which is expected to be filed no later than April 30, 2013, into Part III of this Form 10-K to the extent stated herein.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Inland Diversified Real Estate Trust, Inc. (which we refer to herein as the "Company," "we," "our" or "us") was incorporated in June 2008 as a Maryland corporation. We were formed to acquire and develop a diversified portfolio of commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or "REITs," or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. Our sponsor, Inland Real Estate Investment Corporation, referred to herein as our "Sponsor" or "IREIC," is a subsidiary of The Inland Group, Inc. Various affiliates of our Sponsor are involved in our business. We are externally managed and advised by Inland Diversified Business Manager & Advisor, Inc. referred to herein as our "Business Manager," a wholly owned subsidiary of our Sponsor. Our Business Manager is responsible for overseeing and managing our day-to-day operations. Our properties typically are managed by one of Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC or Inland Diversified Development Services LLC, referred to collectively herein as our "Real Estate Managers." These entities are indirectly controlled by the four principals of The Inland Group, Inc.; Messrs. Goodwin, Baum, Cosenza and Parks. Unless otherwise noted, all dollar amounts are stated in thousands.

On August 24, 2009, we commenced our "best efforts" offering, authorized to sell up to 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We were also authorized to sell up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elected to participate in our distribution reinvestment plan, or "DRP." The dealer manager of this "best efforts" offering was Inland Securities Corporation, a wholly owned subsidiary of our Sponsor. The "best efforts" portion of the offering was completed on August 23, 2012. We sold a total of 110,485,936 shares, generating $1,099,311 in aggregate gross offering proceeds. We filed another registration statement so that we can continue offering and selling shares of common stock to stockholders who choose to participate in the DRP. As of December 31, 2012, we had sold 5,323,426 shares, generating $50,573 in aggregate gross offering proceeds, pursuant to the DRP.

At December 31, 2012, we owned 133 retail properties, four office properties and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. The properties are located in 31 states. As of December 31, 2012, we had a very diversified portfolio of properties with our top two tenants, Kohl's Department Stores, Inc. and Walgreens comprising 4.4% and 4.2% of our total annualized base rent, respectively and by tenant type with our top two, dollar stores including off price clothing and grocery comprising 16.9% and 11.5% of our total square feet, respectively. As of December 31, 2012, the portfolio had a weighted average physical occupancy and economic occupancy of 95.7% and 97.7%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time that we acquired certain properties, the purchase agreement contained an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to settle this contingent purchase price unless the seller obtains leases for the vacant space within the time limits and parameters set forth in the applicable acquisition agreement.

Segment Data

The Company has one reportable segment as defined by accounting principles generally accepted in the United States ("U.S. GAAP") for the years ended December 31, 2012, 2011 and 2010. As the Company acquires additional properties in the future, we may add business segments and related disclosures if they become significant. Accordingly, we did not report any other segment disclosures in this annual report on Form 10-K.

Tax Status

We have elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") beginning with the tax year ended December 31, 2009. Because we qualify for taxation as a REIT, we generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than we do and generally enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Employees

We do not have any employees. In addition, all of our executive officers are officers of IREIC or one or more of its affiliates and are compensated by those entities, in part, for their service rendered to us. We neither separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the corporate secretary of the Company and the Business Manager is not considered an "executive officer."

Conflicts of Interest

Certain persons performing services for our Business Manager and Real Estate Managers are employees of IREIC or its affiliates, and may also perform services for its affiliates and other IREIC-sponsored entities. These individuals face competing demands for their time and services and may have conflicts in allocating their time between our business and assets and the business and assets of these other entities. IREIC also may face a conflict of interest in allocating personnel and resources among these entities. In addition, conflicts exist to the extent that we acquire properties in the same geographic areas where properties owned by other IREIC-sponsored programs are located. In these cases, a conflict may arise in the acquisition or leasing of properties if we and another IREIC-sponsored program are competing for the same properties or tenants in negotiating leases, or a conflict may arise in connection with the resale of properties if we and another IREIC-sponsored program are selling similar properties at the same time.

Our charter contains provisions setting forth our ability to engage in certain related party transactions. Our board of directors reviews all of these transactions and, as a general rule, any related party transactions must be approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction. Further, we may not engage in certain transactions with entities sponsored by, or affiliated with, IREIC unless a majority of our board of directors, including a majority of our independent directors, finds the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Our board has adopted a policy prohibiting us from engaging in the following types of transactions with IREIC-affiliated entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where we have entered into an agreement for services with an entity affiliated with IREIC, such as Inland Real Estate Acquisitions, Inc. ("IREA"), who from time to time may enter into a purchase agreement to acquire a property and then assigns the purchase agreement to us);
- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and
- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business.

Environmental Matters

As an owner of real estate, we are subject to various environmental laws, rules and regulations adopted by various governmental bodies or agencies. Compliance with these laws, rules and regulations has not had a material adverse effect on our business, assets, or results of operations, financial condition and ability to pay distributions. We do not believe that our existing portfolio as of December 31, 2012 will require us to incur material expenditures to comply with these laws and regulations.

Executive Officers

The following sets forth certain information with regard to our executive officers as of December 31, 2012:

Robert D. Parks, 69, has been our chairman of the board and director since our formation.

Barry L. Lazarus, 66, has been our president and chief operating officer since May 2009.

Cathleen M. Hrtanek, 36, has been our secretary since our formation.

Steven T. Hippel, 41, has been our chief financial officer since August 2012 and treasurer and chief accounting officer since November 2009.

Roberta S. Matlin, 68, has been our vice president since our formation.

Access to Company Information

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, by responding to requests addressed to our customer relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports on our website, www.inlanddiversified.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

Certifications

We have filed with the SEC the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached as Exhibits 31.1 and 31.2 to this annual report on Form 10-K.

Item 1A. Risk Factors

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. The occurrence of any of the risks discussed below could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our stockholders. Potential investors and our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors," section.

Risks Related to Our Business

We have incurred net losses on a U.S. GAAP basis in two of the last three years.

We have incurred a net loss on a U.S. GAAP basis in two of the last three years. Our losses can be attributed, in part, to startup costs and expenses incurred while we increased the size of our portfolio. In addition, depreciation and amortization substantially reduced our net income on a U.S. GAAP basis. If we incur net losses in the future, our financial condition, operations, cash flow, and our ability to service our indebtness and pay distributions to our stockholders may be materially and adversely affected. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of an investor's investment could decline substantially. We were formed in June 2008 and, as of December 31, 2012, had acquired 133 retail properties, four office properties, two industrial properties and two multi-family properties. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

There is no public market for our shares, and you may not be able to sell your shares.

There is no established public market for our shares and no assurance that one may develop. Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares on a national exchange by a specified date. In addition, even if our board decides to seek a listing of our shares of common stock, there is no assurance that we will satisfy the listing requirements or that our shares will be approved for listing. Further, our charter limits a person or group from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without prior approval of our board which may further limit your ability to sell or otherwise dispose of your shares. Moreover, our share repurchase program includes numerous restrictions that would limit your ability to sell your shares to us. Our board of directors may reject any request for repurchase of shares, or amend, suspend or terminate our share repurchase program upon notice. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you likely will have to sell them at a substantial discount to the price you paid for the shares. It also is likely that your shares would not be accepted as the primary collateral for a loan.

Our stockholders may not be able to sell their shares under our share repurchase program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share repurchase program contains numerous restrictions that limit our stockholders' ability to sell their shares, including those relating to the number of shares of our common stock that we can repurchase at any time and limiting the funds we will use to repurchase shares pursuant to the program. Under the program, as may be amended from time to time, we may make ordinary repurchases, as defined in the plan, at the following prices:

- 92.5% of the share price for stockholders who have owned their shares continuously for at least one year, but less than two years;

- 95% of the share price for stockholders who have owned their shares continuously for at least two years, but less than three years;
- 97.5% of the share price for stockholders who have owned their shares continuously for at least three years, but less than four years; and
- 100% of the share price for stockholders who have owned their shares continuously for at least four years.

Additionally for exceptional repurchases, as defined in the plan, we may repurchase shares at a repurchase price equal to 100% of the share price. For purposes of our share repurchase program, "share price" has the following meaning:

(A) prior to the date that we first disclose through an applicable public filing an estimated value per share that is not based solely on the offering price of the shares in our most recent "best efforts" offering, referred to herein as the "valuation date," the share price will be equal to the offering price of our shares in our most recent "best efforts" offering, which is referred to herein as the "offering price." However, if we have sold properties or other assets and have made one or more special distributions to stockholders of all or a portion of the net proceeds from the sales, the share price prior to the valuation date will be equal to the offering price less the amount of net sale proceeds per share that constitute a return of capital distributed to stockholders as a result of the sales. Further, in the event that the stockholder requesting repurchase purchased his, her or its shares from us at a price that was less than the offering price, including at a discounted price through the DRP, the share price applicable to those shares prior to the valuation date will be equal to the per share price paid by that stockholder for those shares requested to be repurchased, further reduced, if applicable, by distributions of net sales proceeds, as set forth in the preceding sentence; and

(B) after the valuation date, the share price will be equal to the lesser of (1) the share price determined in paragraph (A) above or (2) the most recently disclosed estimated value per share, as determined by our board, our Business Manager or another firm that we have chosen for that purpose.

We may make ordinary repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our distribution reinvestment plan during that month to make ordinary repurchases; provided that, if we have excess funds from our DRP during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose ordinary repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request. Further, we have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

In the case of exceptional repurchases, we may repurchase shares upon the death of a stockholder who is a natural person, including shares held by the stockholder through a trust, or an IRA or other retirement or profit-sharing plan, after receiving a written request from (1) the estate of the stockholder, (2) the recipient of the shares through bequest or inheritance, even where the recipient has registered the shares in his or her own name or (3) in the case of the death of a settlor of a trust, the beneficiary of the trust, even where the beneficiary has registered the shares in his or her own name. We must, however, receive the written request within one year after the death of the stockholder. If spouses are joint registered holders of shares, the request to repurchase the shares may be made if either of the registered holders dies. If the stockholder is not a natural person, such as a partnership, corporation or other similar entity, the right to an exceptional repurchase upon death does not apply.

We are authorized to use any funds to make exceptional repurchases. In addition, there is no one-year holding period applicable to exceptional purchases, and any shares held for less than one year by the deceased will be repurchased at a price equal to $9.00 per share. Further, the 5% limit described above will not apply to exceptional repurchases.

Moreover, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. Further, our board reserves the right in its sole discretion to change the repurchase prices or reject any requests for repurchases. Any amendments to, or suspension or termination of, the share repurchase program may restrict or eliminate your ability to have us repurchase your shares and otherwise prevent you from liquidating your investment. Therefore, our stockholders may not have the opportunity to make a repurchase request prior to a potential termination of the share repurchase program and our stockholders may not be able to sell any of their shares of common stock back to us. As a result of these restrictions and circumstances, the ability of our stockholders to sell their shares should they require liquidity is significantly restricted. Moreover, if our stockholders do sell their shares of common stock back to us pursuant to the share repurchase program, they may be forced to do so at a discount to the purchase price such stockholders paid for their shares.

Market disruptions may adversely impact many aspects of our operating results and operating condition.

The financial and real estate markets have undergone pervasive and fundamental disruptions in the last few years. The disruptions may have an adverse impact on the availability of credit to businesses generally, and real estate in particular, and could lead to weakening of the U.S. and global economies. The availability of debt financing secured by commercial real estate could decline as a result of tightened underwriting standards. Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our real estate assets are located, including the dislocations in the credit markets and general global economic recession. Economic conditions may also impact the ability of certain of our tenants to satisfy rental payments under existing leases. Specifically, these conditions may have the following consequences:

- the financial condition of our tenants may be adversely affected, which may result in us having to reduce rental rates in order to retain the tenants;
- an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;
- credit spreads for major sources of capital may widen if stockholders demand higher risk premiums or interest rates could increase due to inflationary expectations, resulting in an increased cost for debt financing;
- a reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity and reduce the loan to value ratio upon which lenders are willing to lend;
- the value of certain of real estate assets may decrease below the amounts we pay for them, which would limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by these assets and could reduce the availability of unsecured loans;
- the value and liquidity of short-term investments, if any, could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for these investments or other factors; and
- one or more counterparties to derivative financial instruments that we enter into could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments.

The amount and timing of distributions may vary.

There are many factors that can affect the availability and timing of cash distributions paid to our stockholders such as our ability to earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure investments and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties requiring significant capital requirements, our ability to make distributions may be negatively impacted. If we are not able to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated from investing activities, including the net proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets.

In addition, our credit facility agreement imposes limits on our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if distributions, excluding any distributions reinvested through our DRP, for the then-current quarter and the three immediately preceding fiscal quarters in the aggregate for such period would exceed 95% of our funds from operations, or "FFO," for such period. If distributions did exceed 95% of our FFO, we would be required to reduce distributions unless the lenders agreed to waive the requirement. There is no assurance that the lenders would agree to waive the requirement, if that became necessary.

There is no assurance that our Business Manager will continue to charge less than it is entitled to charge in an effort to increase cash available for distribution, or that IREIC will contribute monies to fund future distributions.

From time to time, our Business Manager has waived business management fees and IREIC has contributed monies to us to fund our distributions. For U.S. GAAP purposes, the latter monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. Neither our Business Manager nor IREIC has any obligation to provide us with additional advances or contributions, and our Business Manager is not obligated to defer or waive any portion of its business management fee or reimbursements.

Our ongoing strategy contemplates future acquisitions, and we may not be successful in identifying and consummating these transactions.

Our business strategy involves, among other things, further acquisitions. We may not be successful in identifying suitable properties or other assets or in consummating these acquisitions on satisfactory terms, if at all.

Further, we face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significant capital resources such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. As a result of competition, we may be unable to acquire additional properties on terms acceptable to us, if at all.

Of the limited number of desirable properties that we are seeing come to market, we are either facing significant competition to acquire stabilized properties, or having to accept lease-up risk associated with properties that have lower occupancy. As market conditions and real estate values recover, more properties may become available for acquisition, but we can provide no assurances that these properties will meet our investment objectives or that we will be successful in acquiring these properties. Although conditions in the credit markets have improved over the past year, the ability of buyers to utilize higher levels of leverage to finance property acquisitions has been, and remains, somewhat limited.

Actions of our joint venture partners could negatively impact our performance.

As of December 31, 2012, we had entered into four joint ventures with unaffiliated third parties, and may enter into additional joint ventures in the future. We are not, and generally do not expect to be, in a position to exercise sole decision-making authority regarding the, joint venture. Consequently, our joint venture investments may involve risks not otherwise present with other methods of investment in real estate. For example, our co-member, co-venturer or partner may have economic or business interests or goals which are or which become inconsistent with our business interests or goals, and we and our venture partner may not agree on all proposed actions to certain aspects of the venture. Any disputes between us and our co-venturers may, at a minimum, result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. We also face the risk that our venture partners may become bankrupt, which would mean that we and any other remaining venture partners may remain liable for the joint venture's liabilities, and the risk that that our partners may fail to fund their share of any required capital contributions, which could result in us having to contribute that capital.

In addition, relationships with venture partners are contractual in nature. These agreements may restrict our ability to sell our interest when we desire or on advantageous terms and, on the other hand, may be terminated or dissolved under the terms of the agreements, even if we did not want to terminate or dissolve and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership.

We have and may continue to issue redeemable noncontrolling interests to our current and future joint venture partners. These redeemable noncontrolling interests can be redeemed in the future for cash or common stock of the Company. This may cause cash restraints on us which may limit our ability to pay distributions. If these redeemable noncontrolling interests are redeemed for common shares it may cause dilution of the common shares outstanding.

If we internalize our management functions, your interest in us could be diluted and we may be unable to retain key personnel.

At some point in the future, we may consider becoming self-managed by internalizing the functions performed for us by our Business Manager and Real Estate Managers in connection with a liquidity event. Our Business Manager and Real Estate Managers have agreed that if we internalize our management functions in connection with a liquidity event or events, the purchase price we may pay for these entities will be limited and we will issue shares of our common stock, rather than cash, to pay the purchase price. The issuance of our common stock to our Business Manager or Real Estate Managers in these transactions may reduce the percentage of our outstanding shares owned by our other stockholders. Further, if we internalize our management functions, certain key employees may not become our employees but may instead remain employees of our Business Manager and Real Estate Managers or their respective affiliates, especially if we internalize our management functions but do not acquire our Business Manager and Real Estate Managers. An inability to manage an internalization transaction could effectively result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. These deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our investments, which could result in us being sued and incurring litigation-associated costs in connection with the internalization transaction.

If we pursue the acquisition of our Business Manager and Real Estate Managers, there is no assurance that we will reach an agreement with these parties as to the terms of the transaction.

Although our agreements with our Business Manager and Real Estate Managers limit the aggregate purchase price that we will pay to acquire our Business Manager and Real Estate Managers, neither the Business Manager nor the Real Estate Managers are obligated to enter into a transaction with us at any particular price. If we desire to internalize our management functions by acquiring our Business Manager and Real Estate Managers, our independent directors, as a whole, or a committee thereof, will have to negotiate the specific terms and conditions of any agreement or agreements to acquire these entities, including the actual purchase price, subject to this limit.

There is no assurance that we will be able to enter into an agreement with the Business Manager and Real Estate Managers on mutually acceptable terms. Accordingly, we would have to seek alternative courses of actions to internalize our management functions.

If we seek to internalize our management functions, other than by acquiring our Business Manager and Real Estate Managers, we could incur greater costs and lose key personnel.

Our Business Manager and Real Estate Managers have advised our board that neither the Business Manager nor the Real Estate Managers will agree to be acquired unless the internalization occurs in connection with a listing or other liquidity event. If our board deems an internalization to be in our best interests, it may decide that we should pursue an internalization by hiring our own group of executives and other employees or entering into an agreement with a third party, such as a merger, instead of by acquiring our Business Manager and Real Estate Managers. The costs that we would incur in this case are uncertain and may be substantial. Further, we would lose the benefit of the experience of our Business Manager and Real Estate Managers.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.

We have deposited our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure or takeover of any one of these entities. However, the Federal Insurance Deposit Corporation, or "FDIC," generally only insures limited amounts per depositor per insured bank. At December 31, 2012, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions, exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

Your return may be reduced if we are required to register as an investment company under the Investment Company Act.

The company is not registered, and does not intend to register itself or any of its subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

The company intends to continue conducting its operations, directly and through wholly or majority-owned subsidiaries, so that the company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the "40% test."

As of the date of this report, the company and all of its wholly and majority-owned subsidiaries are not considered investment companies under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. In the event that the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of "investment company," we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires the company to maintain at least 55% of its assets directly in qualifying assets to qualify for this exception. Mortgage-backed securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-backed securities, including the rights that we have with respect to the underlying loans. The company's ownership of mortgage-backed securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for exemption from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us to fall within the definition of "investment company" and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Your investment may be subject to additional risks if we make investments in Canada.

We may purchase real estate assets located in Canada, and may make or purchase mortgage, bridge, mezzanine or other loans or participations in these loans made by a borrower located in, or secured by property located in, Canada. To the extent that we invest in real estate assets located in Canada, in addition to risks inherent in domestic real estate investments, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non-dollar denominated investments. To the extent that we make real property investments in Canada, we will be subject to changes in the value of the Canadian Dollar relative to the value of the U.S. Dollar. Although we may hedge our foreign currency risk, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. In addition, if our REIT status is not recognized in Canada, any income or gains from Canadian sources may be subject to foreign taxation, withholding taxes, transfer taxes and value added taxes.

Risks Related to Investments in Real Estate

There are inherent risks with real estate investments.

Investments in real estate assets are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly converted to cash, limiting our ability to promptly vary our portfolio in response to changing economic, financial and investment conditions. Investments in real estate assets also are subject to adverse changes in general economic conditions which, for example, reduce the demand for rental space. Among the factors that could impact our real estate assets and the value of an investment in us are:

- local conditions such as an oversupply of space or reduced demand for real estate assets of the type that we seek to acquire, including, with respect to any lodging properties we may acquire, quick changes in supply of and demand for rooms that are rented or leased on a day-to-day basis;
- inability to collect rent from tenants;
- vacancies or inability to rent space on favorable terms;
- inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;
- increases in energy costs or airline fares or terrorist incidents which impact the propensity of people to travel and therefore impact revenues from any lodging properties we may acquire, especially because operating costs cannot be adjusted as quickly;
- federal, state or local regulations and controls affecting rents, zoning, prices of goods, fuel and energy consumption, water and environmental restrictions, as well as any adverse changes in these or other laws and regulations applicable to us;
- the relative illiquidity of real estate investments;
- changing market demographics;
- an inability to acquire and finance properties on favorable terms, if at all;
- acts of God, such as earthquakes, floods or other uninsured losses; and
- changes or increases in interest rates and availability of financing.

In addition, periods of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or increased defaults under existing leases.

We face significant competition in the leasing market, which may decrease or prevent increases in the occupancy and rental rates of our properties.

We own properties located throughout the United States. We compete with numerous developers, owners and operators of commercial properties, many of which own properties similar to, and in the same market areas as, our properties. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to attract new tenants and retain existing tenants when their leases expire. Also, if our competitors develop additional properties in locations near our properties, there may be increased competition for creditworthy tenants, which may require us to make capital improvements to properties that we would not have otherwise made.

We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights will adversely affect our operations.

Any defaults on lease payment obligations by a tenant will cause us to lose the revenue associated with the relevant lease. If these defaults become significant, we will be forced to use other funds to make payments on the mortgage indebtedness secured by the impacted property to prevent a foreclosure action. If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, if a tenant at a single-user facility, which has been designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to any retail properties we acquire, we have and may continue to enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property's gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease. In addition, in the case of leases with retail tenants, the majority of the leases contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. In the event of a default at one of these properties, these lease provisions may limit the number and types of prospective tenants interested in leasing space at that property.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

Recent economic conditions may cause our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. The retail sector in particular has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses. As of December 31, 2012, retail properties represented approximately 91.6% of our real property portfolio, based on aggregate purchase price paid at closing. We cannot provide assurance that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

Certain of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations.

As of December 31, 2012, approximately 4.4% and 4.2% of our consolidated annualized base rental revenue was generated from leases with Kohl's Department Stores, Inc. and Walgreens, respectively and the top five tenants in our portfolio totaled 16.1% of our annualized base rental revenue. If any of these tenants were to cease paying rent or fulfilling their other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the default was cured or the properties were leased to a new tenant or tenants. In addition, there is no assurance that the properties could be re-leased on similar or better terms, if at all.

Leases representing approximately 3% (excluding multi-family units) of our portfolio are scheduled to expire in 2013. We may be unable to renew leases or lease vacant space at favorable rates or at all.

As of December 31, 2012, leases representing approximately 3% (excluding multi-family units) of our portfolio were scheduled to expire in 2013, and an additional 4% (excluding multi-family units) of the square footage of our portfolio was available for lease as of December 31, 2012. We may be unable to extend or renew any of the expiring leases, or we may be able to re-lease these spaces only at rental rates equal to or below existing rental rates. We also may not be able to lease space which is currently not occupied on acceptable terms and conditions, if at all. In addition, some of our tenants have leases that include early termination provisions that permit the lessee to terminate all or a portion of its lease with us after a specified date or upon the occurrence of certain events with little or no compensation to us. We may be required to offer substantial rent abatements, tenant improvements, early termination rights or below-market renewal options to retain these tenants or attract new ones. Portions of our properties may remain vacant for extended periods of time. Further, some of our leases currently provide tenants with options to renew the terms of their leases at rates that are less than the current market rate or to terminate their leases prior to the expiration date thereof. If we are unable to obtain new rental rates that are on average comparable to our asking rents across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make significant capital expenditures to improve our properties in order to retain and attract tenants.

We expect that, upon the expiration of leases at our properties, we may be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to pay for significant leasing costs or tenant improvements in order to retain tenants whose leases are expiring or to attract new tenants. Additionally, we may need to raise capital to fund these expenditures. If we are unable to do so, we will not be able to fund the required expenditures. This could result in non-renewals by tenants upon expiration of their leases or inhibit our ability to attract new or replacement tenants, which would result in declines in revenues from operations.

Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas.

As of December 31, 2012, approximately 15.7% and 12.1% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida and Nevada, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we have acquired multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our Business Manager and Real Estate Managers in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

If we acquire lodging or healthcare-related properties, we will depend on third-parties to manage those facilities.

In order to maintain our REIT qualification, if we were to acquire any lodging or health-care related properties, we would not be able to operate any of them or participate in the decisions affecting the daily operations of these properties. We would lease any lodging and healthcare-related properties we acquired to a taxable REIT subsidiary, or "TRS," in which we may own up to a 100% interest. Our TRS would enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage these properties. Thus, independent operators, under management agreements with our TRS, would control the daily operations of our lodging and healthcare-related properties.

We would not have the authority to require these properties to be operated in a particular manner or to govern any particular aspect of the daily operations, such as establishing rental rates. Thus, even if we believe these properties were being operated inefficiently, we likely would not be able to force the management company to change its method of operation of these properties. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected properties.

Franchise agreements may limit our flexibility.

Any lodging properties that we acquired would likely be operated pursuant to franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of our properties. We do not know whether those limitations may conflict with our ability to create specific business plans tailored to each property and to each market.

The standards may change over time, in some cases at the direction of the franchisor, and may restrict our TRS's ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. In addition, compliance with the standards could require us or our TRS, as franchisee, to incur significant expenses or capital expenditures. Action or inaction on our part, or by our TRS, could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

In connection with terminating or changing the franchise affiliation of a lodging property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

The lodging industry is seasonal.

Acquiring lodging properties would expose us to the impact of seasonality. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result, we would likely experience greater fluctuations in our quarterly results of operations.

The lodging market is highly competitive and generally subject to greater volatility than other market segments in which we may invest.

The lodging business is highly competitive and influenced by factors such as location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. This competition, along with other factors, such as over-building in the lodging industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our lodging properties. The demand for rooms at any lodging properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquired.

The healthcare industry is heavily regulated and existing and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of tenants at our healthcare-related facilities to make lease payments to us.

We may invest in medical office buildings and healthcare-related facilities. The healthcare industry is highly regulated by federal, state and local laws, and is directly affected by federal conditions of participation, state licensing requirements, facility inspections, state and federal reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, healthcare facilities are subject to regulatory approvals not required for other types of real estate. Sanctions for failure to comply with these regulations and laws include, but are not limited to, loss of or inability to obtain licensure, fines and loss of or inability to obtain certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any tenant to comply with these laws, requirements and regulations could affect its ability to establish or continue its operation of the facility or facilities and could adversely affect the tenant's ability to make lease payments to us. In addition, restrictions and delays in transferring the operations of healthcare facilities, in obtaining new third-party payor contracts, including Medicare and Medicaid provider agreements, and in receiving licensure and certification approval from appropriate state and federal agencies by new tenants may affect our ability to terminate lease agreements, remove tenants that violate lease terms and replace existing tenants with new tenants at these facilities. Furthermore, these matters may affect new tenants' ability to obtain reimbursement for services rendered, which could adversely affect their ability to pay rent to us and to pay principal and interest on their loans from us.

Recent healthcare reform legislation may affect our revenue, if we acquire healthcare-related facilities.

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 were signed into law. Together, the two Acts serve as the primary vehicle for comprehensive healthcare reform in the United States. The Acts are intended to reduce the number of individuals in the United States without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. The complexities and ramifications of the new legislation are significant, and will be implemented in a phased approach that began in 2010 and at least presently, concludes in 2018. At this time, the effects of healthcare reform and its impact on our business, if we acquire healthcare-related facilities, are not yet known.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of tenants at any healthcare-related facilities that we may acquire, and hinder their ability to make rent payments to us.

Sources of revenue for tenants and operators at any healthcare-related facilities that we may acquire may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by these payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of these tenants. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government-sponsored payment programs.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. We believe that tenants at healthcare-related facilities will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, government payors and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. In addition, due to the aging of the population and the expansion of governmental payor programs, we anticipate that there will be a marked increase in the number of patients reliant on healthcare coverage provided by governmental payors. These changes could have a material adverse effect on the financial condition of tenants at our healthcare-related facilities.

Tenants of any medical office buildings and healthcare-related facilities that we may acquire may be subject to significant legal action that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

Certain types of tenants of medical office buildings and healthcare-related facilities may often become subject to claims that their services have resulted in patient injury or other adverse effects. The insurance coverage maintained by these tenants may neither cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation may not, in certain cases, be available due to state law. Tenants in these states may be liable for punitive damage awards that are either not covered or that exceed their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not typically available to cover these losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments exceed their insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent.

Delays in collecting accounts receivable by tenants at any healthcare-related facilities that we may acquire could adversely affect their cash flows and financial condition and their ability to meet their obligations to us.

Billing and collection of accounts receivable by our tenants at healthcare-related facilities are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. If these tenants fail to bill and collect on a timely basis in accordance with these regulations and rules, they could be subject to payment delays that could negatively impact their cash flows and ultimately their financial condition and their ability to meet their obligations to us.

Short-term leases may expose us to the effects of declining market rent.

Certain types of the properties we own, such as multi-family properties, typically have short-term leases, generally one year or less, with tenants. There is no assurance that we will be able to renew these leases as they expire or attract replacement tenants on comparable terms, if at all.

If we acquire student housing properties, we may be exposed to the annual leasing cycle of student housing properties, changing university admission and housing policies, and other risks inherent in the student housing industry.

Student housing properties must be almost entirely re-leased each year. Thus, if we acquire this type of property, we will be exposed to increased leasing risk. These facilities are highly dependent on the effectiveness of their marketing and leasing efforts and personnel during the late summer and early fall re-leasing season. Changes in university admission policies can also adversely affect student housing properties, such as requirements that freshman, or other classes of students, live in a university-owned facility, resulting in lower occupancy rates for other facilities. Additionally, many colleges and universities own and operate their own competing on-campus housing, offering better proximity to the campus and on-campus facilities. Colleges and universities may be exempt from paying real estate taxes and may be able to borrow funds at lower interest rates than us, thereby enabling them to offer lower rental rates than competing facilities and negatively impacting our property occupancy or rental rates. Federal and state requirements to publish reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student housing properties may also have an adverse effect on the operations of these types of properties.

Your investment may be subject to additional risks if we invest in public infrastructure assets.

Your investment may be subject to additional risks if we invest in public infrastructure assets. Public infrastructure assets are subject to different operating risks than more traditional investments in real properties. These risks include, but are not limited to:

- operational problems or supply disruption at a facility;
- disruptions caused by significant catastrophic events, such as major plant breakdowns, pipeline or electricity line ruptures, or other disasters;
- the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards;
- a change in the number of users who use the assets, which could negatively impact our profitability; and
- general changes in market sentiment towards infrastructure assets.

Moreover, acquiring infrastructure assets often involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control and risk than typically imposed on other businesses or real estate assets. Cash flows from these assets may be disrupted or altered by an adverse change in regulation by various government authorities, including regulation of rates charged to customers.

In addition, specific infrastructure assets may face completely unique risks. For example, in the case of private toll roads, there are risks relating to improper grading, improper lane design and improper access. States and the federal government generally do not face suits relating to these factors because of the doctrine of sovereign immunity, which would not apply to a private toll road operator. Thus, absent specific protective legislation, any person injured on a private toll road may sue the toll road owner. As another example, correctional facilities entail heightened risks associated with fire safety (due to prisoner incarceration and the inability to quickly exit a burning facility), design (prison population control issues and non-inmate safety), and potentially high construction costs associated with security features. Additionally, government agencies are the only likely lessees, thus reducing the competitive pressures for high lease rates. Also potentially affecting lease rates would be demand for cells, which could decline dramatically because of a variety of factors, most particularly the crime rate, but also factors such as prison sentence guidelines and parole policies.

Inflation may adversely affect our financial condition and results of operations.

Increases in the rate of inflation may adversely affect our net operating income from leases with stated rent increases or limits on the tenant's obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which may impact our tenants' sales and, with respect to those leases including percentage rent clauses, our average rents.

Operating expenses may increase in the future and to the extent these increases cannot be passed on to our tenants, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. There is no guarantee that we will be able to pass these increases on to our tenants. To the extent these increases cannot be passed on to our tenants, any increases would cause our cash flow and our operating results to decrease.

We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

An increase in real estate taxes may decrease our income from properties.

Local real property tax assessors may seek to reassess the value of a property or properties at the time of acquisition. Generally, from time to time our property taxes will increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through the tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions.

CC&Rs may restrict our ability to operate a property.

We have and may continue to acquire properties that are contiguous to other parcels of real property, comprising part of the same commercial center. These properties may be subject to significant covenants, conditions and restrictions, known as "CC&Rs," that restrict our operation of these properties and any improvements on these properties, and our ability to grant easements on such properties. Moreover, the operation and management of contiguous properties may impact those properties. Currently no material restrictions exist, however compliance with CC&Rs in the future may adversely affect our operating costs.

We do not own or control the land in any ground lease properties that we have or may acquire.

We have and may continue to acquire property on land owned by a governmental entity or other third party, while we own a leasehold, permit, or similar interest. This means that while we have a right to use the property, we do not retain fee ownership in the underlying land. Accordingly, we will have no economic interest in the land or building at the expiration of the ground lease or permit. As a result, we will not share in any increase in value of the land associated with the underlying property. Further, because we do not control the underlying land, the lessor could take certain actions to disrupt our rights in the property or our tenants' operation of the properties or the case of a governmental entity, take the property in an eminent domain proceeding.

We may be unable to sell assets if or when we decide to do so.

Maintaining our REIT qualification and continuing to avoid registration under the Investment Company Act as well as many other factors, such as general economic conditions, the availability of financing, interest rates and the supply and demand for the particular asset type, may limit our ability to sell real estate assets. These factors are beyond our control. We cannot predict whether we will be able to sell any real estate asset on favorable terms and conditions, if at all, or the length of time needed to sell an asset.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

We may, from time to time, sell a property or other asset by providing financing to the purchaser. There are no limits or restrictions on our ability to accept purchase money obligations secured by a mortgage as payment for the purchase price. The terms of payment to us will be affected by custom in the area where the property being sold is located and then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or reinvestment in other properties, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. We will bear the risk of default by the purchaser and may incur significant litigation costs in enforcing our rights against the purchaser.

Uninsured losses or premiums for insurance coverage may adversely affect your returns.

The nature of the activities at certain properties we may acquire will expose us and our tenants or operators to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally require property owners to purchase specific coverage insuring against terrorism as a condition for providing mortgage, bridge or mezzanine loans. These policies may or may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for these losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of the particular asset will likely be reduced by the uninsured loss. In addition, we cannot assure you that we will be able to fund any uninsured losses.

Potential development and construction delays and resulting increased costs and risks may hinder our operating results and decrease our net income.

We have acquired, and may again in the future acquire, unimproved real property or properties that are under development or construction. Investments in these properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities or community groups and the developers' ability to complete the property in conformity with plans, specifications, budgeted costs and timetables. If a developer fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A developer's performance may also be affected or delayed by conditions beyond the developer's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to developers before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures with affiliates or others, to acquire real property from a development company that is engaged in construction and development of commercial real properties. Properties acquired from a development company may be either existing income-producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire these properties. In the case of properties to be developed by a development company, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property. At the time of contracting and the payment of the earnest money deposit by us, the development company typically will not have acquired title to any real property. Typically, the development company will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. We may enter into a contract with the development company even if at the time we enter into the contract we have not yet raised sufficient proceeds in our offering to enable us to close the purchase of such property. However, we may not be required to close a purchase from the development company, and may be entitled to a refund of our earnest money, in the following circumstances:

- the development company fails to develop the property;
- all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or
- we are unable to raise sufficient proceeds from our offering to pay the purchase price at closing.

The obligation of the development company to refund our earnest money will be unsecured, and we may not be able to obtain a refund of such earnest money deposit from it under these circumstances since the development company may be an entity without substantial assets or operations.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells the property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

We have acquired properties in regions that are particularly susceptible to natural disasters.

We have acquired, and may continue to acquire, properties located in geographical areas, including in the states of Florida, Louisiana and Texas, that are regularly impacted by severe storms, hurricanes, and flooding. In addition, according to some experts, global climate change could result in heightened hurricane activity, thus further impacting these areas. Natural disasters in these or other areas may cause damage to our properties beyond the scope of our insurance coverage, thus requiring us to make substantial expenditures to repair these properties and resulting in a loss of revenues from these properties. We have acquired 22 properties and may acquire additional properties located in regions that are particularly susceptible to natural disasters which can be exposed to more severe weather than properties located in other regions. Elements such as salt water and humidity in these areas can increase or accelerate wear on the properties' weatherproofing and mechanical, electrical and other systems, and cause mold issues over time. As a result, we may incur additional operating costs and expenditures for capital improvements at properties that we have acquired and may continue to acquire in these areas.

The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. We also are required to comply with various local, state and federal fire, health, life-safety and similar regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigating or remediating contaminated properties. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The cost of removing or remediating could be substantial. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use the property as collateral for borrowing.

Environmental laws and regulations also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures by us. Environmental laws and regulations provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. These requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

The presence of mold at any of our properties could require us to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of mold could expose us to liability from our tenants, their employees and others if property damage or health concerns arise.

We may incur significant costs to comply with the Americans With Disabilities Act or similar laws.

Our properties generally are subject to the Americans With Disabilities Act of 1990, as amended, which we refer to as the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. In addition, with respect to any apartment properties, we also must comply with the Fair Housing Amendment Act of 1988, or "FHAA," which requires that apartment communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors.

The requirements of the Disabilities Act or FHAA could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We attempt to acquire properties that comply with the Disabilities Act and the FHAA or place the burden on the seller or other third party, such as a tenant, to ensure compliance with these laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. We may incur significant costs to comply with these laws.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.

We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could lessen travel by the public, which could have a negative effect on any of our properties especially if we acquire lodging properties. These attacks may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy. Additionally, increased economic volatility could adversely affect our tenants' ability to pay rent on their leases or our ability to fund our operations including raising additional capital.

We may have increased exposure to liabilities as a result of any participation by us in Section 1031 Exchange Transactions.

We may enter into transactions that qualify for like-kind exchange treatment under Section 1031 of the Code, referred to herein as "1031 Exchange Transactions." Real estate acquired through a 1031 Exchange Transaction is commonly structured as the acquisition of real estate owned in co-tenancy arrangements as tenants-in-common with persons (referred to as "1031 Participants"), generally held in tax pass-through entities, including single-member limited liability companies or similar entities. Changes in tax laws may adversely affect 1031 Exchange Transactions. Owning co-tenancy interests involves risks generally not otherwise present with an investment in real estate such as:

- the risk that a co-tenant may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the risk that a co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
- the possibility that a co-tenant might become insolvent or bankrupt, which may be an event of default under mortgage loan financing documents or allow a bankruptcy court to reject the tenants in common agreement or management agreement entered into by the co-tenants owning interests in the property.

Actions by a co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

If our interests become adverse to those of the other co-tenants in a 1031 Exchange Transaction, we may not have the contractual right to purchase the co-tenancy interests from the other co-tenants. Even if we are given the opportunity to purchase the co-tenancy interests, we cannot guarantee that we will have sufficient funds available to complete a purchase.

In addition, we may desire to sell our co-tenancy interests in a given property at a time when the other co-tenants do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. We also expect it to be more difficult to find a willing buyer for our co-tenancy interests in a property than it would be to find a buyer for a property we owned outright. Further, agreements that contain obligations to acquire unsold co-tenancy interests in properties may be viewed by institutional lenders as a contingent liability against our cash or other assets, limiting our ability to borrow funds in the future.

Risks Related to Investments in Other Real Estate Assets

Through owning equity interests in REITs or other real estate operating companies that invest in real estate or real estate-related assets, we are subject to the risks impacting each entity's assets.

We have invested, and may continue to invest, in real estate-related securities. Equity securities are always unsecured and subordinated to other obligations of the issuer. Investments in real estate-related equity securities are subject to numerous risks including: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from, among other things, changes in prevailing interest rates in the overall market or related to a specific issuer, as well as changing investor perceptions of the market as a whole, REIT or real estate securities in particular or the specific issuer in question; (3) subordination to the liabilities of the issuer; (4) the possibility that earnings of the issuer may be insufficient to meet its debt service obligations or to pay distributions; and (5) with respect to investments in real estate-related preferred equity securities, the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to redeem the securities. In addition, investments in real estate-related securities involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed herein. Investing in real estate-related securities exposes our results of operations and financial condition to the factors impacting the trading prices of publicly-traded entities.

Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate related securities in which we may invest.

Mortgage loans experienced increasing rates of delinquency, foreclosure and loss during the recent dislocations in the world credit markets. These and other related events significantly impacted the capital markets associated not only with mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the credit and financial markets as a whole. Investing significant amounts in real estate-related securities, including CMBS, will expose our results of operations and financial condition to the volatility of the credit markets.

Because there may be significant uncertainty in the valuation of, or in the stability of the value of, certain securities holdings, the fair values of these investments might not reflect the prices that we would obtain if we sold these investments. Furthermore, these investments are subject to rapid changes in value caused by sudden developments that could have a material adverse effect on the value of these investments.

To the extent that these volatile market conditions persist or deteriorate, they may negatively impact our ability to both acquire and potentially sell our real estate related securities holdings at a price and on terms acceptable to us, and we may be required to recognize impairment charges or unrealized losses.

Our investments in mortgage, mezzanine, bridge and other loans and other debt may be affected by unfavorable real estate market conditions, which could decrease the value of those assets.

If we make, or invest in, mortgage, mezzanine or other real estate-related loans, we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We will not know whether the value of the properties ultimately securing our loans will remain at the level existing on the date of origination. If the value of the underlying properties decreases, our risk will increase because of the lower value of the security associated with such loans. Our real estate-related debt will be similarly affected by real estate market conditions.

If we make, or invest in, mortgage, mezzanine, bridge or other real estate-related loans, our loans will be subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of your investment would be subject to fluctuations in interest rates.

If we make, or invest in, fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to make new loans at the higher interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. For these reasons, if we invest in mortgage, mezzanine, bridge or other real estate-related loans, our returns on those loans and the value of your investment will be subject to fluctuations in interest rates.

The CMBS in which we invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support designed to reduce credit risk may not be effective due, for example, to defaults by third-party guarantors.

CMBS are also subject to several risks created through the securitization process. Generally, CMBS are issued in classes or tranches similar to mortgage loans. To the extent that we invest in a subordinate class or tranche, we will be paid interest only to the extent that there are funds available after paying the senior class. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may prove to be inaccurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating may suggest, all of which may cause the returns on any CMBS investment to be less than anticipated.

Any mortgage loans that we originate or purchase will be subject to the risks of delinquency and foreclosure.

We may originate and purchase mortgage loans. Mortgage loans are subject to risks of delinquency and foreclosure, and risks of loss. Typically we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a loan secured by an income-producing property generally depends upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. A property's net operating income can be affected by, among other things:

- increased costs, including, with respect to any lodging properties, added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;
- poor real estate management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in specific industry segments;
- declines in regional or local real estate values, or occupancy rates; and
- increases in interest rates, real estate tax rates and other operating expenses.

We will bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. We may also be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to operate or improve the property.

The mezzanine loans involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the entity owning the real property. These types of investments involve a higher degree of risk than if we invest in the senior mortgage secured by income producing real property because if a borrower defaults on a mezzanine loan or debt senior to a loan we have invested in, or in the event of a borrower bankruptcy, our mezzanine loan would be satisfied only after the senior debt is satisfied. As a result, we may not recover some or all of our investment.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes, which are typically (1) secured by a first mortgage on a single large commercial property or group of related properties and (2) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Because each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Bridge loans may involve a greater risk of loss than conventional mortgage loans.

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. The market in which the asset is located may not recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. In these cases, we may be exposed to a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and of our common stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as "non-investment grade." Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

We may be required to repurchase loans that we have sold.

If any of the loans we originate or acquire and sell do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

Risks Associated with Debt Financing

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

The domestic and international commercial real estate debt markets could become very volatile like recent years as a result of, among other things, the tightening of underwriting standards by lenders and credit rating agencies. This could result in less availability of credit and increasing costs for what is available. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in existing or future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

Further, economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make, which could have various negative impacts. Specifically, the value of collateral securing any loan investment we may make could decrease below the outstanding principal amounts of such loans, requiring us to pledge more collateral.

Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.

We typically borrow money to finance a portion of the purchase price of assets that we acquire. We may also borrow money for other purposes to, among other things, satisfy the requirement that we distribute at least 90% of our "REIT annual taxable income," subject to certain adjustments, to our stockholders, or as is otherwise necessary or advisable to assure that we continue to qualify as a REIT for federal income tax purposes. Over the long term, however, payments required on any amounts we borrow reduce the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest on this debt.

Defaults on loans secured by a property or properties we own may result in us losing the property or properties securing the loan that is in default as a result of foreclosure actions initiated by a lender. For tax purposes, a foreclosure is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

If we are unable to borrow at favorable rates, we may not be able to acquire new assets.

If we are unable to borrow money at favorable rates, we may be unable to acquire additional real estate assets or refinance existing loans at maturity. Further, we may enter into loan agreements or other credit arrangements that require us to pay interest on amounts we borrow at variable or "adjustable" rates. Increases in interest rates increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase and we may not be able to pass on this added cost in the form of increased rents, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our properties in order to repay existing loans, which may not permit us to maximize the return on the particular properties being sold.

Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you.

The terms and conditions contained in any of our loan documents may require us to maintain cash reserves, limit the aggregate amount we may borrow on a secured and unsecured basis, require us to satisfy restrictive financial covenants, prevent us from entering into certain business transactions, such as a merger, sale of assets or other business combination, restrict our leasing operations or require us to obtain consent from the lender to complete transactions or make investments that are ordinarily approved only by our board of directors. In addition, secured lenders may restrict our ability to discontinue insurance coverage on a mortgaged property even though we may believe that the insurance premiums paid to insure against certain losses, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are greater than the potential risk of loss. Our credit facility, in particular, contains certain financial and operating covenants, including, among other things, leverage ratios, coverage ratios, as well as limitations on our ability to incur secured indebtedness. In addition, our credit facility could also limit our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if distributions, excluding any distributions reinvested through our DRP, for the then-current quarter and the three immediately preceding fiscal quarters in the aggregate for such period would exceed 95% of our funds from operations, or "FFO," for such period. If distributions did exceed 95% of our FFO, we would be required to reduce distributions unless the lenders agreed to waive the requirement. There is no assurance that the lenders would agree to waive the requirement, if that became necessary. The credit facility also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with the financial and operating covenants. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue future acquisitions. In addition, the failure to comply with any of these covenants could cause a default and accelerate payment of advances under the credit facility. Violating the covenants would likely result in us incurring higher financing costs and fees or an acceleration of the maturity date of advances under the credit facility all of which would have a material adverse effect on our results of operations and financial condition.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We have obtained, and may continue to enter into, mortgage indebtedness that does not require us to pay principal for all or a portion of the life of the debt instrument. During the period when no principal payments are required, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments). After the interest-only period, we may be required either to make scheduled payments of principal and interest or to make a lump-sum or "balloon" payment at or prior to maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan if we do not have funds available or are unable to refinance the obligation.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We have borrowed money, including under our Credit Facility, which bears interest at variable rates, and therefore are exposed to increases in costs in a rising interest rate environment. Increases in interest rates would increase our interest expense on any variable rate debt, as well as any debt that must be refinanced at higher interest rates at the time of maturity. Our future earnings and cash flows could be adversely affected due to the increased requirement to service our debt and could reduce the amount we are able to distribute to our stockholders. As of December 31, 2012 we had $282,476 or 22.61% of our total debt that bore interest at variable rates, of which $50,140 matures in 2013. We do not have any variable interest debt maturing in 2014.

To hedge against interest rate fluctuations, we have and may use derivative financial instruments. Derivative financial instruments may be costly and ineffective.

From time to time we have used, and may continue to use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties. Derivative instruments include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. There is no assurance that our hedging activities will have a positive impact on our results of operations or financial condition. We might be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we are exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract, particularly in light of current market conditions. Further, the REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. We may be unable to manage these risks effectively.

We may enter into derivative contracts that could expose us to contingent liabilities in the future.

Derivative financial instruments may require us to fund cash payments upon the early termination of a derivative agreement caused by an event of default or other early termination event. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. In addition, some of these derivative arrangements may require that we maintain specified percentages of cash collateral with the counterparty to fund potential liabilities under the derivative contract. We may have to make cash payments in order to maintain the required percentage of collateral with the counterparty. These economic losses would be reflected in our results of operations, and our ability to fund these obligations and financial condition would depend on the liquidity of our respective assets and access to capital at the time.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

The terms of any loan that we may enter into may preclude us from pre-paying the principal amount of the loan or could restrict us from selling or otherwise disposing of or refinancing properties. For example, lock-out provisions may prohibit us from reducing the outstanding indebtedness secured by any of our properties, refinancing this indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness secured by our properties. Lock-out provisions could impair our ability to take other actions during the lock-out period. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders. As of December 31, 2012 we had 41 loans with lock-out provisions in effect totaling $633,029 or approximately 55% of our total mortgage debt.

We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.

We typically finance a portion of the purchase price for each property that we acquire. However, to ensure that our offers are as competitive as possible, we generally do not enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations and distributions to stockholders. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest money and become subject to liquidated or other contractual damages and remedies.

The total amount we may borrow is limited by our charter.

Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to a 75% loan-to-asset value ratio, unless our board of directors (including a majority of our independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. This limit could adversely affect our business, including:

- limiting our ability to purchase real estate assets;
- causing us to lose our REIT status if we cannot borrow to fund the monies needed to satisfy the REIT distribution requirements;
- causing operational problems if there are cash flow shortfalls for working capital purposes; and
- causing the loss of a property if, for example, financing is necessary to cure a default on a mortgage.

Risks Related to Conflicts of Interest

There are conflicts of interest between us and affiliates of our sponsor that may affect our acquisition of properties and financial performance.

Our sponsor and Inland Private Capital Corporation ("IPCC") sponsored other REITs real estate exchange private placement limited partnerships and limited liability companies. Two of the REITs, Inland American Real Estate Trust, Inc. and Inland Real Estate Income Trust, Inc., are managed by affiliates of our Business Manager. Two other REITs, Inland Real Estate Corporation, Inc. and Retail Properties of America, Inc., formally known as Inland Western Retail Real Estate Trust, Inc., is self-managed, but our sponsor and its affiliates continue to hold a significant investment in these entities. We may be seeking to buy real estate assets at the same time as certain of these other programs. Further, certain programs sponsored by our sponsor or IPCC own and manage the type of properties that we own, and in the same geographical areas in which we own them. Therefore, our properties may compete for tenants with other properties owned and managed by these other programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by these programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants.

Our sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Managers.

We rely, to a great extent, on persons performing services for our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of these persons also provide services to one or more investment programs previously sponsored by our sponsor. These individuals face competing demands for their time and service and may have conflicts in allocating their time between our business and assets and the business and assets of our sponsor, its affiliates and the other programs formed and organized by our sponsor. In addition, if another investment program sponsored by our sponsor decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently performing services for our Business Manager and Real Estate Managers, and if it did so, would likely not allow these persons to perform services for us.

We do not have arm's-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.

None of the agreements and arrangements with our Business Manager, our Real Estate Managers or any other affiliates of our sponsor was negotiated at arm's-length. These agreements may contain terms and conditions that are not in our best interest and would not otherwise be applicable if we entered into arm's length agreements with third parties.

Our Business Manager and its affiliates face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our sponsor for services provided to us. Most significantly, our Business Manager receives fees based on the aggregate book value, including acquired intangibles, of our invested assets. Further, our Real Estate Managers receive fees based on the gross income from properties under management. Other parties related to, or affiliated with, our Business Manager or Real Estate Managers may also receive fees or cost reimbursements from us. These compensation arrangements may cause these entities to take or not take certain actions. For example, these arrangements may provide an incentive for our Business Manager to borrow more money than prudent to increase the amount we can invest. Ultimately, the interests of these parties in receiving fees conflict with the interest of our stockholders in earning income on their investment in our common stock.

We rely on entities affiliated with our sponsor to identify real estate assets.

We rely on Inland Real Estate Acquisitions, Inc. ("IREA") and other affiliates of our sponsor to identify suitable investment opportunities for us. Other public or private programs sponsored by our sponsor or IPCC also rely on these entities to identify potential investments. These entities invest in some of the same property types that we seek and have, in some cases, rights of first refusal or other pre-emptive rights to the properties that IREA identifies. Our right to acquire properties identified by IREA is subject to the exercise of any prior rights vested in these entities. We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring.

Three of our seven directors face conflicts of interest because of their positions or affiliations with our real estate manager and our business manager.

Three of our directors, Mr. Parks, Ms. Gujral and Mr. Lazarus also serve as officers or directors of other entities affiliated with Real Estate Manager or Business Manager. Their affiliation with these other entities could result in conflicts with our business and interests that are most likely to arise in their participating in deliberations or voting on matters by our board of directors related to, among others:

- enforcing our agreements with the Business Manager or Real Estate Manager and their affiliates;
- property sales, which reduce the amount of property management fees payable to our Real Estate Manager;

Risks Related to Our Corporate Structure

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by a majority of the directors (which must include a majority of the independent directors), without the approval of our stockholders. As a result, the nature of your investment could change without your consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and commercial real property market fluctuations, all of which could materially adversely affect our ability to achieve our investment objectives.

Our charter authorizes us to issue additional shares of stock, which may reduce the percentage of our common stock owned by our other stockholders, subordinate your rights or discourage a third party from acquiring us.

Investors who purchased shares in our public offering will not have preemptive rights to purchase any shares issued by us in the future. Our charter authorizes us to issue up to 2.5 billion shares of capital stock, of which 2.46 billion shares are classified as common stock and 40 million are classified as preferred stock. We may, in the sole discretion of our board:

- sell additional shares in future offerings;
- issue equity interests in a private offering of securities;
- classify or reclassify any unissued shares of common or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock;
- amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue;
- issue shares of our capital stock in exchange for real estate assets;
- issue shares of our capital stock to our Business Manager or Real Estate Managers in connection with any business combination between us and any of them; or
- cause dilution of our earnings per common share due to the conversion of redeemable noncontrolling interests into common shares.

Future issuances of common stock will reduce the percentage of our outstanding shares owned by our other stockholders. Further, our board of directors could authorize the issuance of stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Our rights, and the rights of our stockholders, to recover claims against our officers, directors, Business Manager and Real Estate Managers are limited.

Under our charter, we may generally indemnify our directors, our Business Manager, our Real Estate Managers and their respective affiliates for any losses or liabilities suffered by any of them and hold these persons or entities harmless for any loss or liability suffered by us as long as: (1) these persons or entities have determined in good faith that the course of conduct that caused the loss or liability was in our best interest; (2) these persons or entities were acting on our behalf or performing services for us; (3) the loss or liability was not the result of the negligence or misconduct of the directors (gross negligence or willful misconduct of the independent directors), Business Manager, the Real Estate Managers or their respective affiliates; or (4) the indemnity or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, our Business Manager and our Real Estate Managers and their respective affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Business Manager and the Real Estate Managers and their respective affiliates in some cases.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that you would receive a "control premium" for your shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to protect themselves from unsolicited proposals or offers to acquire the company by electing to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

- staggering the board of directors into three classes;
- requiring a two-thirds vote of stockholders to remove directors;
- providing that only the board can fix the size of the board;
- providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and
- requiring that special stockholders meetings be called only by holders of shares entitled to cast a majority of the votes entitled to be cast at the meeting.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for your shares.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an "interested stockholder" or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period ends, any merger or other business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

- 80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and
- two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder unless, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its common stock.

Our directors have adopted a resolution exempting any business combination involving us and The Inland Group or any affiliate of The Inland Group, including our Business Manager and Real Estate Managers, from the provisions of this law.

Our charter places limits on the amount of common stock that any person may own without the prior approval of our board of directors.

To maintain our qualification as a REIT, no more than 50% of the outstanding shares of our common stock may be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year (other than the first taxable year for which an election to be a REIT has been made). Our charter prohibits any persons or groups from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without the prior approval of our board of directors. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets that might involve a premium price for holders of our common stock. Further, any person or group attempting to purchase shares exceeding these limits could be compelled to sell the additional shares and, as a result, to forfeit the benefits of owning the additional shares.

Our charter permits our board of directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to issue up to forty million shares of preferred stock without stockholder approval. Further, our board may classify or reclassify any unissued common or preferred stock and establish the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a "control share acquisition."

The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Federal Income Tax Risks

If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders will be adversely affected.

Qualification as a REIT involves the application of highly technical and complex rules related to, among other things, the composition of our assets, the income generated by those assets and distributions paid to our stockholders. There are limited judicial or administrative interpretations regarding these rules. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT, without the benefit of certain relief provisions, in any taxable year:

- we would not be allowed to deduct distributions paid to stockholders when computing our taxable income;
- we would be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which we failed to qualify, unless entitled to relief under certain statutory provisions;
- we would have less cash to pay distributions to stockholders; and
- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of being disqualified.

In addition, if we were to fail to qualify as a REIT, we would not be required to pay distributions to stockholders, and all distributions to stockholders that we did pay would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that, under current law, which is subject to change, our U.S. stockholders who are taxed as individuals would be taxed on our dividends at long-term capital gains rates through 2012 and that our corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Code.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income.

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends, or, for tax years beginning before January 1, 2013, qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may: (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us; (2) be designated by us, as qualified dividend income generally to the extent they are attributable to dividends we receive from any taxable REIT subsidiaries or certain other taxable C corporations in which we own shares of stock; or (3) constitute a return of capital generally to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder's investment in our common stock. Distributions that exceed our current and accumulated earnings and profits and a stockholder's basis in our common stock generally will be taxable as capital gain.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our taxable income, subject to certain adjustments and excluding any net capital gain. At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to make these distributions and maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from: (1) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (2) the effect of non-deductible capital expenditures; (3) the creation of reserves; or (4) required debt amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Further, if we are unable to borrow funds when needed for this purpose, we would have to find alternative sources of funding or risk losing our status as a REIT.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

The requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income is determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Guidance from the Internal Revenue Service generally permits a discount in the price paid for stock purchased under a distribution reinvestment plan of up to 5% of the value of the stock without creating a preferential dividend. Currently, however, there is uncertainty as to the Internal Revenue Service's position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the Internal Revenue Service were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution requirement, and our status as a REIT could be terminated for the year in which the determination is made if we were unable to cure such failure.

Certain of our business activities are potentially subject to the prohibited transaction tax.

Our ability to dispose of property during the first two years following acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through any wholly owned subsidiary (or entity in which we are treated as a partner), excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Determining whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We cannot provide assurance that any particular property we own, directly or through any wholly owned subsidiary (or entity in which we are treated as a partner), excluding our taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax; however there is no assurance that we will be able to qualify for the safe harbor. Even if we do not hold property for sale in the ordinary course of a trade or business, there is no assurance that our position will not be challenged by the Internal Revenue Service, especially if we make frequent sales or sales of property in which we have short holding periods.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income from real estate and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the 75% and 95% gross income tests required for REIT qualification. If the aggregate of non-qualifying income under the 95% gross income test in any taxable year ever exceeded 5% of our gross revenues for the taxable year or non-qualifying income under the 75% gross income test in any taxable year ever exceeded 25% of our gross revenues for the taxable year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, certain government securities and qualified real estate assets, including shares of stock in other REITs, certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than qualified government securities, qualified real estate assets and taxable REIT subsidiaries) generally may not include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than qualified government securities, qualified real estate assets and taxable REIT subsidiaries) may consist of the securities of any one issuer, and no more than 25% of the value of our total assets may be securities (including securities issued by our taxable REIT subsidiaries), excluding government securities, stock issued by our qualified REIT subsidiaries and other securities that qualify as REIT real estate assets. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within thirty days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations.

If we securitize mortgages, certain of our securitizations could be considered to result in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Our ability to dispose of some of our properties may be constrained by their tax attributes.

Federal tax laws may limit our ability to sell properties and this may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions may reduce our ability to respond to changes in the performance of our investments.

Our ability to dispose of some of our properties is constrained by their tax attributes. Properties which we own for a significant period of time often have low tax bases. If we dispose of low-basis properties outright in taxable transactions, we may recognize a significant amount of taxable gain that we must distribute to our stockholders in order to avoid tax, and potentially, if the gain does not qualify as a net capital gain, in order to meet the minimum distribution requirements of the Code for REITs, which in turn would impact our cash flow. To dispose of low basis or tax-protected properties efficiently we may use like-kind exchanges, which qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including tax protection covenants).

You may have tax liability on distributions that you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the fair market value of the share of our common stock that you receive in lieu of cash distributions. As a result, unless you are a tax-exempt entity, you will have to use funds from other sources to pay your tax liability.

In certain circumstances, we may be subject to federal, state and local income taxes as a REIT.

Even if we maintain our status as a REIT, we may become subject to federal, state and local income taxes. For example:

- We will be subject to tax on any undistributed income. We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year plus amounts retained for which federal income tax was paid are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.
- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.
- We will be subject to a 100% penalty tax on certain amounts if the economic arrangements of our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties.

Certain equity participation in mortgage loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.

If we participate under a mortgage loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property. This could affect our ability to maintain our status as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Under current law, any income that we generate from derivatives or other transactions intended to hedge our interest rate risk with respect to borrowings made or to be made to acquire or carry real estate assets generally will not constitute gross income for purposes of the 75% and 95% income requirements applicable to REITs. In addition, any income from certain other qualified hedging transactions would generally not constitute gross income for purposes of both the 75% and 95% income tests. However, we may be required to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Legislative or regulatory action could adversely affect investors.

Changes to the tax laws are likely to occur, and these changes may adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

The maximum tax rate on qualified dividends paid by corporations to individuals is 20%. REIT dividends, however, generally do not constitute qualified dividends and consequently are not eligible for the current reduced tax rates. Therefore, our stockholders will pay federal income tax on distributions out of our current and accumulated earnings and profits (excluding distributions of amounts either subject to corporate-level taxation or designated as a capital gain dividend) at the applicable "ordinary income" rate, the maximum of which is 39.6%. In addition this income also might be subject to the 3.8% Medicare surtax on certain investment income. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Future legislation might result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed, for federal income tax purposes, as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

All dollar amounts are stated in thousands, except share data, per share amounts, rent per square foot, and rent per unit.

We own interests in 133 retail properties, four office properties, two industrial properties and two multi-family properties. As of December 31, 2012, we, through our wholly-owned subsidiaries, owned fee simple interests or a controlling interest in the joint ventures in all of the properties listed below. The majority of properties are encumbered by mortgages totaling $1,156,582.

As of December 31, 2012 and 2011, annualized base rent per square foot averaged $13.51 and $13.39, respectively, for all properties other than the multi-family properties and $12,098 and $9,403 per unit, respectively, for the multi-family properties. Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

		As of December 31, 2012		
Property	**Location**	**Square Footage/Units**	**Physical Occupancy**	**Economic Occupancy (a)**
Retail:				
Merrimack Village Center	Merrimack, NH	82,292	100.0%	100.0%
Pleasant Hill Commons	Kissimmee, FL	70,642	94.6%	94.6%
Regal Court	Shreveport, LA	363,174	96.1%	96.1%
Draper Crossing	Draper, UT	167,148	99.3%	99.3%
Tradition Village Center	Port St. Lucie, FL	112,421	74.4%	74.4%
The Landing at Tradition	Port St. Lucie, FL	359,775	90.4%	90.4%
Temple Terrace	Temple Terrace, FL	87,213	93.8%	93.8%
Kohl's at Calvine Pointe	Elk Grove, CA	89,887	100.0%	100.0%
Lake City Commons	Lake City, FL	66,510	90.7%	94.2%
Publix Shopping Center	St. Cloud, FL	78,820	100.0%	100.0%
Kohl's Bend River Promenade	Bend, OR	69,000	100.0%	100.0%
Whispering Ridge	Omaha, NE	69,676	100.0%	100.0%
Bell Oaks Shopping Center	Newburgh, IN	94,811	100.0%	100.0%
Colonial Square Town Center	Fort Myers, FL	272,354	86.1%	98.9%
Shops at Village Walk	Fort Myers, FL	78,533	88.2%	93.7%
Lima Marketplace	Fort Wayne, IN	106,880	98.7%	98.7%
Dollar General- Ariton	Ariton, AL	9,014	100.0%	100.0%
Dollar General- Collins	Collins, GA	9,014	100.0%	100.0%
Dollar General- Decatur	Decatur, AL	9,014	100.0%	100.0%
Dollar General- Dublin	Dublin, GA	10,640	100.0%	100.0%
Dollar General- Duncanville	Duncanville, AL	9,026	100.0%	100.0%
Dollar General- Excel	Frisco City, AL	8,982	100.0%	100.0%
Dollar General- LaGrange	LaGrange, GA	9,014	100.0%	100.0%
Dollar General- Milledgeville	Milledgeville, GA	9,014	100.0%	100.0%
Dollar General- Uriah	Uriah, AL	9,100	100.0%	100.0%
Waxahachie Crossing	Waxahachie, TX	97,127	98.8%	98.8%
Village at Bay Park	Ashwaubenon, WI	180,754	96.7%	96.7%
Northcrest Shopping Center	Charlotte, NC	133,674	89.7%	100.0%
Prattville Town Center	Prattville, AL	168,842	98.6%	98.6%
Landstown Commons	Virginia Beach, VA	409,771	93.9%	93.9%
Silver Springs Pointe	Oklahoma City, OK	135,028	97.4%	97.4%
Copps Grocery Store	Neenah, WI	61,065	100.0%	100.0%
University Town Center	Norman, OK	158,516	99.1%	100.0%
Pick N Save Grocery Store	Burlington, WI	48,403	100.0%	100.0%
Walgreens – Lake Mary	Lake Mary, FL	21,370	100.0%	100.0%
Walgreens Plaza	Jacksonville, NC	42,219	83.6%	83.6%
Walgreens – Heritage Square	Conyers, GA	22,385	95.8%	95.8%
Perimeter Woods	Charlotte, NC	303,353	96.1%	100.0%
Draper Peaks	Draper, UT	229,817	85.3%	93.2%
Shoppes at Prairie Ridge	Pleasant Prairie, WI	232,629	96.6%	100.0%
Fairgrounds Crossing	Hot Springs, AR	155,127	98.7%	98.7%
Mullins Crossing	Evans, GA	297,168	98.5%	100.0%
Fox Point	Neenah, WI	171,121	98.1%	98.1%

Property	Location	As of December 31, 2012		
		Square Footage/Units	Physical Occupancy	Economic Occupancy (a)
Harvest Square	Harvest, AL	70,600	95.2%	95.2%
Palm Coast Landing	Palm Coast, FL	171,297	97.6%	100.0%
Dollar General – Sycamore	Sycamore, AL	9,026	100.0%	100.0%
Dollar General Market - Port St. Joe	Port St. Joe, FL	20,707	100.0%	100.0%
Hamilton Crossing	Alcoa, TN	179,864	97.6%	100.0%
Dollar General - Buffalo	Buffalo, NY	10,566	100.0%	100.0%
Shoppes at Branson Hills	Branson, MO	447,725	100.0%	100.0%
Shoppes at Hawk Ridge	Lake St. Louis, MO	75,951	98.2%	100.0%
Bayonne Crossing	Bayonne, NJ	356,647	98.2%	100.0%
Eastside Junction	Athens, GA	79,700	93.1%	93.1%
Shops at Julington Creek	Jacksonville, FL	40,207	89.3%	100.0%
Dollar General Store - Lillian	Lillian, AL	9,026	100.0%	100.0%
Dollar General Market - Slocomb	Slocomb, AL	20,707	100.0%	100.0%
Dollar General Store - Clanton	Clanton, AL	10,566	100.0%	100.0%
BB&T - Plantation	Plantation, FL	4,375	100.0%	100.0%
BB&T - Wilmington	Wilmington, NC	3,750	100.0%	100.0%
KeyBank - Beachwood	Beachwood, OH	3,933	100.0%	100.0%
KeyBank - Euclid	Euclid, OH	3,852	100.0%	100.0%
KeyBank - Mentor	Mentor, OH	4,460	100.0%	100.0%
KeyBank - Pepper Pike	Pepper Pike, OH	7,879	100.0%	100.0%
KeyBank - Shaker Heights	Shaker Heights, OH	4,231	100.0%	100.0%
Regions Bank - Acworth	Acworth, GA	3,353	100.0%	100.0%
Regions Bank - Alpharetta	Alpharetta, GA	7,049	100.0%	100.0%
Dollar General Store	Marbury, AL	9,026	100.0%	100.0%
Dollar General Store	Gilbertown, AL	12,406	100.0%	100.0%
South Elgin Commons	Elgin, IL	128,000	100.0%	100.0%
Walgreens - Berlin	Berlin, CT	14,820	100.0%	100.0%
Walgreens - Brandford	Brandford, CT	13,548	100.0%	100.0%
Walgreens - Brockton	Brockton, MA	16,704	100.0%	100.0%
Walgreens - Derry	Derry, NH	14,820	100.0%	100.0%
Walgreens - Dover	Dover, NH	14,418	100.0%	100.0%
Walgreens - Ledgewood	Ledgewood, NJ	14,696	100.0%	100.0%
Walgreens - Melrose	Melrose, MA	16,053	100.0%	100.0%
Walgreens - Mount Ephraim	Mount Ephraim, NJ	14,739	100.0%	100.0%
Walgreens - Sewell	Sewell, NJ	14,820	100.0%	100.0%
Saxon Crossing	Orange City, FL	119,894	99.0%	99.0%
Dollar General Store - Enterprise	Enterprise, AL	9,002	100.0%	100.0%
Dollar General Store - Odenville	Odenville, AL	9,100	100.0%	100.0%
BP - Gordonsville	Gordonsville, VA	5,756	100.0%	100.0%
BP - Fontaine	Charlottesville, VA	3,589	100.0%	100.0%
BP - Monticello	Charlottesville, VA	2,257	100.0%	100.0%
BP - Seminole	Charlottesville, VA	2,573	100.0%	100.0%
Citgo - Gordonsville	Gordonsville, VA	4,136	100.0%	100.0%
BJ's at Richie Station	Capital Heights, MD	117,875	100.0%	100.0%
Dollar General Market - Candler	Candler, NC	20,700	100.0%	100.0%
Shops at Moore	Moore, OK	259,903	96.6%	100.0%
Kohl's - Cummings	Cumming, GA	86,584	100.0%	100.0%
Dollar General Market - Vienna	Vienna, GA	20,707	100.0%	100.0%
Centre Point Commons	Bradenton, FL	119,275	98.8%	98.8%
Dollar General Store - Borger	Borger, TX	9,014	100.0%	100.0%
Dollar General Store - Brookshire	Brookshire, TX	12,480	100.0%	100.0%
Dollar General Store - Bullard	Bullard, TX	9,100	100.0%	100.0%
Dollar General Store - Cisco	Cisco, TX	9,014	100.0%	100.0%
Dollar General Store - Glen Rose	Glen Rose, TX	12,480	100.0%	100.0%
Dollar General Store - Hamilton	Hamilton, TX	9,100	100.0%	100.0%
Dollar General Store - Itasca	Itasca, TX	9,014	100.0%	100.0%
Dollar General Store - Joaquin	Joaquin, TX	12,480	100.0%	100.0%

Property	Location	Square Footage/Units	Physical Occupancy	Economic Occupancy (a)
		As of December 31, 2012		
Dollar General Store - Llano	Llano, TX	12,000	100.0%	100.0%
Dollar General Store - Memphis	Memphis, TX	9,100	100.0%	100.0%
Dollar General Store - Mt. Vernon	Mt. Vernon, TX	9,100	100.0%	100.0%
Dollar General Store - Pineland	Pineland, TX	11,914	100.0%	100.0%
Dollar General Store - Rockdale	Rockdale, TX	9,014	100.0%	100.0%
Dollar General Store - Sealy	Sealy, TX	9,014	100.0%	100.0%
Dollar General Store - Van Horn	Van Horn, TX	12,500	100.0%	100.0%
Lake City Commons II	Lake City, FL	16,291	100.0%	100.0%
Pathmark - Seaford	Seaford, NY	41,030	100.0%	100.0%
Pathmark - Upper Darby	Upper Darby, PA	52,791	100.0%	100.0%
Pathmark - Wilmington	Wilmington, DE	48,622	100.0%	100.0%
Schnuck's - Arsenal	St. Louis, MO	61,514	100.0%	100.0%
Schnuck's - Festus	Festus, MO	52,223	100.0%	100.0%
Schnuck's - Grand	St. Louis, MO	71,985	100.0%	100.0%
Dollar General Store - Anson	Anson, TX	9,100	100.0%	100.0%
Dollar General Store - East Bernard	East Bernard, TX	9,014	100.0%	100.0%
City Center	White Plains, NY	365,905	84.7%	100.0%
Miramar Square	Miramar, FL	238,333	99.5%	99.5%
Crossing at Killingly Commons	Dayville, CT	395,539	94.4%	100.0%
Wheatland Town Center	Dallas, TX	150,103	96.5%	100.0%
Dollar General Store - Hertford	Hertford, NC	12,406	100.0%	100.0%
Dollar General Market - Resaca	Resaca, GA	20,707	100.0%	100.0%
Landings at Ocean Isle Beach	Ocean Isle Beach, NC	53,220	94.5%	94.5%
The Corner	Tucson, AZ	80,155	89.7%	100.0%
University Town Center Phase II	Norman, OK	194,917	95.2%	100.0%
Dollar General Store - Remlap	Remlap, AL	9,100	100.0%	100.0%
Dollar General Market - Canton	Canton, MS	20,707	100.0%	100.0%
Cannery Corner	Las Vegas, NV	44,472	80.9%	80.9%
Centennial Center	Las Vegas, NV	857,831	95.0%	96.2%
Centennial Gateway	Las Vegas, NV	193,009	87.6%	94.6%
Eastern Beltway	Las Vegas, NV	525,226	99.8%	99.8%
Eastgate	Henderson, NV	96,589	92.6%	92.6%
Lowe's Plaza	Las Vegas, NV	30,208	63.6%	63.6%
Office:				
Siemens' Building	Buffalo Grove, IL	105,106	100.0%	100.0%
Time Warner Cable Division HQ	East Syracuse, NY	102,924	100.0%	100.0%
Elementis Worldwide Global HQ	East Windsor, NJ	65,552	100.0%	100.0%
Hasbro Office Building	Providence, RI	135,908	100.0%	100.0%
Industrial:				
Siemens Gas Turbine Service Division	Deer Park, TX	160,000	100.0%	100.0%
FedEx Distribution Centers	Houston, TX	256,815	100.0%	100.0%
Multi-Family:				
The Crossings at Hillcroft	Houston, TX	300 units	91.1%	91.1%
One Webster	Chelsea, MA	120 units	86.8%	86.8%
City Center	White Plains, NY	24 units	100.0%	100.0%
Portfolio Totals		12,363,821 sq. ft. and 444 units	95.7%	97.7%

(a) Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to settle this contingent purchase price unless the seller obtains leases for the vacant spaces within the time limits and parameters set forth in the applicable acquisition agreement.

The following table sets forth a summary, as of December 31, 2012, of lease expirations scheduled to occur during each of the calendar years from 2013 to 2017 and thereafter, assuming no exercise of renewal options or early termination rights for leases commenced on or prior to December 31, 2012 and does not include multi-family leases.

Lease Expiration Year	Number of Expiring Leases	Gross Leasable Area of Expiring Leases - Square Footage	Percent of Total Gross Leasable Area of Expiring Leases	Total Annualized Base Rent of Expiring Leases (a)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Base Rent per Leased Square Foot
2013 (b)	**139**	**358,865**	**3.0%**	**$ 7,585**	**4.3%**	**$ 21.14**
2014	118	427,862	3.6%	8,774	5.0%	20.51
2015	**107**	**337,039**	**2.8%**	**6,577**	**3.7%**	**19.51**
2016	127	493,534	4.2%	8,398	4.8%	17.02
2017	**143**	**815,842**	**6.9%**	**14,205**	**8.0%**	**17.41**
Thereafter	465	9,441,368	79.5%	130,942	74.2%	13.87
Leased Total	**1,099**	**11,874,510**	**100.0%**	**$ 176,481**	**100.0%**	**$ 14.86**

(a) Represents the base rent in place at the time of lease expiration.

(b) Includes month-to-month leases.

The following table sets forth our top five tenants in our portfolio based on annualized base rent for leases in-place on December 31, 2012 and does not include multi-family leases.

Tenant	Number of Leases	Gross Leasable Area - Square Footage	Percent of Portfolio Total Gross Leasable Area	Total Annualized Base Rent	Percent of Portfolio Total Annualized Base Rent	Annualized Base Rent per Square Foot
Kohl's Department Stores Inc.	10	832,839	6.7%	$ 7,587	4.4%	$ 9.11
Walgreens	**14**	**204,167**	**1.7%**	**7,299**	**4.2%**	**35.75**
Dollar General	43	490,241	4.0%	4,945	2.9%	10.09
PetSmart	**15**	**281,848**	**2.3%**	**4,178**	**2.4%**	**14.82**
Ross Dress For Less	12	342,967	2.8%	3,757	2.2%	10.95
Top Five Tenants	**94**	**2,152,062**	**17.5%**	**$ 27,766**	**16.1%**	**$ 12.90**

The following table sets forth a summary of our tenant diversity for our entire portfolio and is based on leases in-place on December 31, 2012.

Tenant Type	Square Footage Including Multi-family Units	Percent of Total Square Footage
Dollar stores and off price clothing	2,079,333	16.9%
Grocery	1,412,151	11.5%
Lifestyle, health clubs, books and phones	1,200,379	9.8%
Department	1,176,736	9.6%
Home Improvement	768,894	6.3%
Restaurants and fast food	728,882	5.9%
Home goods	706,674	5.8%
Clothing and accessories	704,556	5.7%
Sporting goods	607,982	4.9%
Multi-family	429,288	3.5%
Consumer services, salons, cleaners and banks	428,727	3.5%
Industrial	416,815	3.4%
Commercial office	409,490	3.3%
Pet supplies	405,372	3.3%
Health, doctors and health food	388,310	3.2%
Electronics	257,731	2.1%
Other	164,214	1.3%
Total	12,285,534	100.0%

Item 3. Legal Proceedings

We are not a party to, and none of our properties is subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

All dollar amounts are stated in thousands, except per share amounts.

Market Information

There is no established public trading market for our shares of common stock. Our board of directors plans to meet with investment bankers to discuss creating a liquidity event for our stockholders. Accordingly, a series of meetings have been scheduled with investment bankers in the first and second quarters of 2013.

The Financial Industry Regulatory Authority, or "FINRA," requires registered broker-dealers, including the soliciting dealers who had sold shares in our "best efforts" offering, to disclose in a customer's account statement an estimated value for a REIT's securities if the annual report of that REIT discloses a per share estimated value. The FINRA rules currently prohibit broker-dealers from using a per share estimated value developed from data that is more than eighteen months old. This in effect prohibits the broker-dealers from using a per share offering price from an issuer's last "best efforts" offering for more than eighteen months after the termination of that offering. Thus, beginning in February 2014 which is eighteen months (or any lesser period of time prescribed by FINRA) after our last "best efforts" offering of our shares of common stock, our board of directors anticipates publishing a new estimated per share value of our shares based on the recommendation of our Business Manager. Although the FINRA rules provide no guidance regarding the methodology used to determine estimated value per share, our board of directors has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the valuation approach used by the Business Manager to estimate the value of our shares including, the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.

Stockholders

As of March 1, 2013, we had 27,719 stockholders of record.

Distributions

We currently pay distributions based on daily record dates, payable monthly in arrears. For 2012, we paid distributions that equal to a daily amount equal to $0.001639344, which if paid each day for the 366-day period, would equal to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ended December 31, 2012, 2011 and 2010, we paid cash distributions, which were paid monthly in arrears to stockholders, totaling $51,767, $23,641, and $7,031, respectively. For federal income tax purposes for the years ended December 31, 2012, 2011 and 2010, 38%, 27% and 19% of the distributions constituted a nondividend distribution, respectively.

Notification Regarding Payments of Distributions

Stockholders should be aware that the method by which a stockholder has chosen to receive his or her distributions affects the timing of the stockholder's receipt of those distributions. Specifically, under our transfer agent's payment processing procedures, distributions are paid in the following manner:

(1) those stockholders who have chosen to receive their distributions via ACH wire transfers receive their distributions on the distribution payment date (as determined by our board of directors);

(2) those stockholders who have chosen to receive their distributions by paper check are typically mailed those checks on the distribution payment date, but sometimes paper checks are mailed on the day following the distribution payment date; and

(3) for those stockholders holding shares through a broker or other nominee, the distributions payments are wired, or paper checks are mailed, to the broker or other nominee on the day following the distribution payment date.

All stockholders who hold shares directly in record name may change at any time the method through which they receive their distributions from our transfer agent, and those stockholders will not have to pay any fees to us or our transfer agent to make such a change. Also, all stockholders are eligible to participate at no cost in our DRP. Accordingly, each stockholder may select the timing of receipt of distributions from our transfer agent by selecting the method above that corresponds to the desired timing for receipt of the distributions. Because all stockholders may elect to have their distributions sent via ACH wire on the distribution payment date or credited on the distribution payment date to their DRP, we will treat all of our stockholders, regardless of the method by which they have chosen to receive their distributions, as having constructively received their distributions from us on the distribution payment date for federal income tax purposes.

Stockholders who hold shares directly in record name and who would like to change their distribution payment method should complete a "Change of Distribution Election Form." This form should also be complete by stockholders who would like to participate in our DRP. This form is available on our website under "Investor Relations-Forms."

We note that the payment method for stockholders who hold shares through a broker or nominee is determined by the broker or nominee. Similarly, the payment method for stockholders who hold shares in a tax-deferred account, such as an IRA, is generally determined by the custodian for the account. Stockholders that currently hold shares through a broker or other nominee and would like to receive distributions via ACH wire or paper check should contact their broker or other nominee regarding their processes for transferring shares to record name ownership. Similarly, stockholders who hold shares in a tax deferred account may need to hold shares outside of their tax-deferred accounts to change the method through which they receive their distributions. Stockholders who hold shares through a tax-deferred account and who would like to change the method through which they receive their distributions should contact their custodians regarding the transfer process and should consult their tax advisor regarding the consequences of transferring shares outside of a tax-deferred account.

Share Repurchase Program

We adopted a share repurchase program, effective August 24, 2009. The program was amended and restated effective as of May 20, 2010. Under the amended program, we may make "ordinary repurchases," which are defined as all repurchases other than upon the death of a stockholder, at prices ranging from 92.5% of the "share price," as defined in the program, for stockholders who have owned their shares continuously for at least one year, but less than two years, to 100% of the "share price" for stockholders who have owned their shares continuously for at least four years. In the case of "exceptional repurchases," which are defined as repurchases upon the death of a stockholder, we may repurchase shares at a repurchase price equal to 100% of the "share price."

With respect to ordinary repurchases, we may make repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds generated from our distribution reinvestment plan during that month to fund ordinary repurchases under the program; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we further will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. With respect to exceptional repurchases, we are authorized to use all available funds to repurchase shares. In addition, the one-year holding period and 5% limit described herein will not apply to exceptional repurchases. We must, however, receive the written request for an exceptional repurchase within one year after the death of the stockholder.

The share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. In the event that we amend, suspend or terminate the share repurchase program, however, we will send stockholders notice of the change at least thirty days prior to the change, and we will disclose the change in a report filed with the Securities and Exchange Commission on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Further, our board reserves the right in its sole discretion at any time and from time to time to reject any requests for repurchases. For ordinary repurchases, shares repurchased through the share repurchase program are fully funded from proceeds generated through the distribution reinvestment plan. For the year ended December 31, 2012 and 2011, we processed all of the requests we received for share repurchases.

The table below outlines the shares of common stock we repurchased, all of which were ordinary and exceptional repurchased pursuant to our share repurchase program during the quarter ended December 31, 2012.

	Total Requests Received for Shares Repurchased	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 2012	66,489	66,489	$ 9.50	66,489	(1)
November 2012	42,742	42,742	$ 9.43	42,742	(1)
December 2012	31,143	31,143	$ 9.30	31,143	(1)
Total	140,374	140,374	$ 9.44	140,374	(1)

(1) A description of the maximum number of shares that may be purchased under our repurchase program is included in the narrative preceding this table.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Use of Proceeds from Registered Securities

We completed a "best efforts" offering on our shares of common stock on August 23, 2012. We are continuing to offer shares of our common stock to stockholders that have elected to participate in our DRP. We sold a total of 110,485,936 shares, generating $1,099,311 in aggregate gross offering proceeds, in the "best efforts" offering. As of December 31, 2012, we had sold 5,323,426 shares, generating $50,573 in aggregate gross offering proceeds, through the DRP.

Through the close of the "best efforts" offering which was completed on August 23, 2012, we have incurred the following costs in connection with the issuance and distribution of the registered securities:

Type of Costs	Amount
Offering costs to related parties (1)	$ 107,497
Offering costs paid to non-related parties	10,685
Total offering costs	$ 118,182

(1) "Offering costs to related parties" include selling commissions, marketing contributions and due diligence expense reimbursements paid to Inland Securities Corporation, which reallowed (paid) all or a portion of these amounts to soliciting dealers. No selling commissions are paid on shares issued through the distribution reinvestment plan.

From the effective date of the "best efforts" offering through the close of the "best efforts" offering, the net offering proceeds to us from the "best efforts" offering, excluding the DRP and the share repurchase program, after deducting the total expenses incurred described above, were $981,129. As of December 31, 2012, we had used all of these net proceeds to purchase, and to fund capital improvements on, interests in real estate, and to invest in marketable securities.

Recent Shares of Unregistered Securities

None.

Item 6. Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this report (in thousands, except share and per share amounts).

	December 31,				
	2012	2011	2010	2009	2008
Total assets	$ 2,393,523	$ 1,010,386	$ 450,114	$ 26,439	$ 1,299
Mortgages, credit facility and securities margin payable	$ 1,249,422	$ 464,956	$ 192,871	$ —	$ —

	For the years ended December 31,				Period from June 30, 2008 (inception) through December 31,
	2012	2011	2010	2009	2008
Total income	$ 134,335	$ 72,115	$ 18,198	$ 96	$ —
Net income (loss) attributable to common stockholders	$ 2,616	$ (2,279)	$ (1,743)	$ (297)	$ (70)
Net income (loss) attributable to common stockholders per common share, basic and diluted (a)	$ 0.03	$ (0.05)	$ (0.13)	$ (0.81)	$ (3.48)
Distributions declared to common stockholders	$ 54,687	$ 25,263	$ 8,203	$ 212	$ —
Distributions per weighted average common share (a)	$ 0.60	$ 0.60	$ 0.60	$ 0.15	$ —
Cash flows provided by operating activities	$ 56,670	$ 27,872	$ 2,658	$ (342)	$ (34)
Cash flows used in investing activities	$ (1,215,402)	$ (454,168)	$ (346,755)	$ (9,691)	$ —
Cash flows provided by financing activities	$ 1,134,777	$ 445,649	$ 369,262	$ 25,369	$ 434
Weighted average number of common shares outstanding, basic and diluted	91,146,154	42,105,681	13,671,936	367,888	20,000

(a) The net income (loss) attributable to common stockholders, per common share basic and diluted is based upon the weighted average number of common shares outstanding for the year or period ended. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- *our investment policies and strategies are very broad and permit us to invest in numerous types of commercial real estate;*
- *if we cannot generate sufficient cash flow from operations to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated by investing activities, which will reduce the amount of money available to invest in assets;*
- *no public market currently exists, and one may never exist, for our shares, and we are not required to liquidate;*
- *we may borrow up to 300% of our net assets, and principal and interest payments will reduce the funds available for distribution;*
- *we do not have employees and rely on our Business Manager and Real Estate Managers to manage our business and assets;*
- *employees of our Business Manager and three of our directors are also employed by our Sponsor or its affiliates and face competing demands for their time and service and may have conflicts in allocating their time to our business and assets;*
- *we do not have arm's length agreements with our Business Manager, Real Estate Managers or any other affiliates of our Sponsor;*
- *we may pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our Sponsor;*
- *our Business Manager could recommend investments in an attempt to increase its fees which are generally based on a percentage of our invested assets and, in certain cases, the purchase price for the assets; and*
- *we may fail to continue to qualify as a REIT.*

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the years ended December 31, 2012, 2011 and 2010. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report. Unless otherwise noted, all dollar amounts are stated in thousands, except share data, per share amounts, rent per square foot, and rent per unit.

Overview

We are a Maryland corporation sponsored by Inland Real Estate Investment Corporation ("IREIC" or the "Sponsor"), and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders' capital and to pay sustainable and predictable distributions to our stockholders. At December 31, 2012, the Company owned 133 retail properties, four office properties, and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. As of December 31, 2012, our portfolio had weighted average physical and economic occupancy of 95.7% and 97.7%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing related to certain vacant spaces, although we own the entire property. We are not obligated to settle this contingent purchase price obligation unless the seller obtains leases for the vacant space within the time limits and parameters set forth in the applicable acquisition agreement.

As of December 31, 2012 and 2011, annualized base rent per square foot averaged $13.51 and $13.39, respectively for all properties other than the multi-family properties and $12,098 and $9,403 per unit, respectively for the multi-family properties. Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On August 24, 2009, we commenced our "best efforts" offering, to sell up to 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We were also authorized to sell up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elected to participate in our distribution reinvestment plan, or "DRP." The best efforts portion of the offering was completed on August 23, 2012. However, on July 19, 2012, we filed a registration statement with the SEC, under which we will continue to issue shares to existing stockholders pursuant to the DRP. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

Market Outlook

Now that the national election of 2012 is behind us, we know that the state of the economy was the most important issue on everyone's minds. There are pressing matters of national security which were debated prior to the election, but the vast majority of air time and media exposure concerned such things as jobs, political gridlock, federal and state budgets, the national debt and related matters. In the last few months prior to the election, moderately good news concerning the job market helped the majority of the electorate decide to keep the administration in office. This, despite the fact that in the past five years none of the fiscal policy initiatives emanating from the government has resulted in a sustained recovery from the recession of 2008-2009.

From our perspective, the economic conditions described above have resulted in the investing public placing a premium on platforms that are perceived as relatively less volatile than the stock market. Real estate has been the beneficiary of this trend. The FTSE NAREIT US Real Estate Index indicated that the overall return of REITs in 2012 was 20.14%, as compared to the 9.14% average return seen on the NASDAQ, Dow Jones and S&P 500. We have seen this affect our business in at least two ways. First the competition for the acquisition of well located, stable real estate assets has been intense over the past year. Second, we benefitted from increased investor interest in our program. In the eight months in 2012 that we raised capital, we received a total of approximately $536,094 which represented 48.8% of the aggregate we collected. We were fortunate in that our acquisition pipeline was robust in 2012, so were able to invest all of the capital collected by the end of the year.

Although we faced stiff competition for acquisitions, the long industry track record of our Sponsor helped us secure a number of properties that were not presented for sale to the general market. This resulted in our acquisition of more than $1 billion in assets in 2012. Further, we believe many sellers were concerned with uncertainty of transaction execution by potential buyers. Thus, our readily available cash from the offering as reported on our quarterly filings in 2012, provided evidence that the liquidity necessary for us to meet our commitments to purchase properties would not be an issue.

Our business plan from inception has been to finance our properties at a target of approximately 50% to 55% percent of their acquisition cost. We benefitted in 2012 from extremely favorable interest rates. Our debt is generally long term with the majority at fixed rates and with our overall weighted average interest rate at 4.13% per annum at December 31, 2012. That metric, when combined with our average economic occupancy rate for the portfolio of 97.7%, has enabled us to provide consistent returns to our stockholders. We expect that trend to continue.

2012 Company Highlights

Specific 2012 achievements include:

- Acquiring 92 properties totaling 6.8 million square feet and 144 multi-family units for $1,191,719, net of debt assumed and other prorations.
- Financing 89 properties through borrowing $624,340 and assuming $92,195 in secured first mortgages with a combined weighted average stated interest rate of 3.45% per annum and an aggregate weighted average maturity of 8.9 years.
- Declaring and paying distributions totaling $0.60 per share on an annualized basis and fully funding all distributions from cash flow from operations.
- Generating gross proceeds (excluding DRP proceeds) totaling $536,094 from our "best-efforts" offering which closed on August 23, 2012.

Liquidity and Capital Resources

General

Our principal demands for funds are to acquire real estate and real estate-related assets, to pay capital expenditures including tenant improvements, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders and redeemable noncontrolling interest holders. We seek to fund our cash needs for items other than asset acquisitions, capital expenditures and related financings from operations. Our cash needs for acquisitions (including any contingent earnout payments), capital improvements and related financings have been funded primarily from the sale of our shares, including through our DRP, as well as debt financings. Our primary source to fund our future cash needs, including cash to fund earnout payments, are expected to come from our undistributed cash flow from operations and proceeds from our DRP as well as secured or unsecured financings, including proceeds from lines of credit. The maximum total earnout payments which are expected to be paid during the next three years related to our acquisitions was $77,592 at December 31, 2012 and will not materially affect our liquidity. During the year ended December 31, 2012, we paid $1,189 of capital expenditures and tenant improvements. We anticipate an increase in our capital expenditures including tenant improvements in future years relating to signing new leases as our tenant's leases expire and as our properties age.

As of December 31, 2012, $73,500 was outstanding on our line of credit with an interest rate of 1.90% per annum, under which we may borrow, on an unsecured basis, up to $105,000. Our general strategy is to target borrowing 55% of the total fair market value of our assets on a portfolio basis. As of December 31, 2012, our borrowings did not exceed our target of 55% of the total fair market value of our assets. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or the value reported in the most recent appraisal of the asset, whichever is the later to occur. Our charter limits the amount we may borrow to 300% of our net assets (as defined in our charter) unless any excess borrowing is approved by the board of directors including a majority of the independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. As of December 31, 2012, our borrowings did not exceed 300% of our net assets and we had a principal balance outstanding on mortgage loans of $1,156,582 with a weighted average stated interest rate including interest rate swaps of 4.32% per annum.

As of December 31, 2012, our consolidated joint ventures had issued $47,215 in noncontrolling interests which will become redeemable at future dates generally no earlier than in 2015 but generally no later than 2022 based on certain redemption criteria. The redeemable noncontrolling interests are not mandatory redeemable. We may issue common stock or pay cash or both in connection with a redemption.

As of December 31, 2012, we had $40,941 in marketable securities which were mainly invested in real estate-related equity securities of publicly traded companies and publicly traded corporate bonds and had borrowed $17,872 on margin which had the effect of increasing our overall return.

As of December 31, 2012 and 2011, we owed $2,532 and $1,909, respectively, to our Sponsor and its affiliates for business management fees not otherwise waived, advances from these parties used to pay administrative and offering costs, and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

Distributions

We generated sufficient cash flow from operations, determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), to fully fund distributions paid during the year ended December 31, 2012. Cash retained by us of $7,695 from the waiver of the business management fee for the year ended December 31, 2012 by our Business Manager had the effect of increasing cash flow from operations for this period because we did not have to use cash to pay the fee. However, even if the Business Manager had not waived this business management fee during the year ended December 31, 2012, we would have still generated sufficient cash flow from operations to fund $48,975 of $51,767 distributions paid for the period. There is no assurance that any deferral or waiver of any fee or reimbursement will be available to fund distributions in the future.

We intend to fund cash distributions to our stockholders from cash generated by our operations and other non-U.S GAAP measures such as funds from operations ("FFO"). Cash generated by operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP or our taxable income for federal income tax purposes. If we are unable to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from cash flow generated from investing activities, including the net proceeds from the sale of our assets. In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses. As noted above a deferral or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred or waived during the relevant period. We will, however, use cash in the future if we pay any fee or reimbursement that was deferred. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

We have not funded any distributions from the net proceeds from the sale of our shares. In addition, we have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board of directors.

During the years ended December 31, 2012, 2011 and 2010, we paid distributions in the amount of $51,767, $23,641 and $7,031, respectively. Our 2012 distributions were funded from cash flows from operations determined in accordance with U.S. GAAP. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to advances used to pay administrative and offering costs prior to the commencement of our "best efforts" offering that were previously funded to the Company and treated this as a capital contribution to cover a portion of distributions paid related to the year ended December 31, 2010. For U.S. GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. For federal income tax purposes, these contributions may be considered taxable income under certain circumstances. Our Sponsor is not obligated to continue to contribute monies to fund future distributions, nor is there any assurance that it will do so, if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations determined under U.S. GAAP. Cash generated from operations is not equivalent to our net income from continuing operations as determined under U.S. GAAP.

A summary of the distributions declared, distributions paid and cash flows used in operations for the years ended December 31, 2012, 2011 and 2010 follows:

			Distributions Paid				
Years ended December 31,	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flows From Operations	Funds From Operations (2)
2012	$ 54,687	$ 0.60	$ 20,418	$ 31,349	$ 51,767	$ 56,670	$ 55,830
2011	$ 25,263	$ 0.60	$ 8,984	$ 14,657	$ 23,641	$ 27,872	$ 26,672
2010	$ 8,203	$ 0.60	$ 2,530	$ 4,501	$ 7,031	$ 2,658	$ 3,911 (3)

(1) Assumes a share was issued and outstanding each day during the period.

(2) Funds from operations is defined in the following section.

(3) During 2010, IREIC contributed $2,889 to fund payment of distributions. Subsequently, on March 10, 2011, IREIC forgave $1,500 in liabilities related to noninterest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt was treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

Share Repurchase Program

We have a share repurchase program designed to provide limited liquidity to eligible stockholders. During the year ended December 31, 2012, we used $8,449 to repurchase 889,335 shares. Since the start of the program through December 31, 2012, we have used $10,504 to repurchase an aggregate of 1,101,924 shares.

During the year ended December 31, 2012, we received requests to repurchase 889,335 shares and fulfilled requests for all of these shares. The average per share repurchase price during this period was $9.50 and these repurchases were funded from proceeds from our distribution reinvestment plan.

Cash Flow Analysis

	For the year ended December 31,		
	2012	2011	2010
Net cash flows provided by operating activities	$ 56,670	$ 27,872	$ 2,658
Net cash flows used in investing activities	$ (1,215,402)	$ (454,168)	$ (346,755)
Net cash flows provided by financing activities	$ 1,134,777	$ 445,649	$ 369,262

Net cash provided by operating activities was $56,670, $27,872 and $2,658 for the years ended December 31, 2012, 2011 and 2010 respectively. The funds generated in 2012 and 2011 were primarily from property operations from our real estate portfolio. The increase from 2010 to 2011 as well as 2011 to 2012 is due to the growth of our real estate portfolio and related, full period, property operations in 2011 and 2012.

Net cash flows used in investing activities were $1,215,402, $454,168 and $346,755 for the years ended December 31, 2012, 2011 and 2010, respectively. We used $1,191,719, $447,559 and $330,530 during the years ended December 31, 2012, 2011 and 2010, respectively, to purchase properties and $19,543, $12,362, and $5,646 to purchase marketable securities net of sales during the years ended December 31, 2012, 2011 and 2010, respectively.

Net cash flows provided by financing activities were $1,134,777, $445,649 and $369,262 for the years ended December 31, 2012, 2011 and 2010, respectively. Of these amounts, cash flows from financing activities of $567,443, $322,879 and $230,368, respectively, resulted from the sale of our common stock in our "best efforts" offering and through our DRP. We generated $675,470, $185,697 and $169,243, respectively, from net loan proceeds from borrowings secured by properties in our portfolio and on the line of credit. We generated (used) $16,580, $(214) and $1,507, respectively, from net borrowings from securities margin debt. We used $54,269, $33,741 and $24,305, respectively, to pay offering costs. We used $5,833, $3,458, and $3,025, for the years ended December 31, 2012, 2011 and 2010, respectively, to pay loan fees and deposits related to financing on our closed and potential acquisitions.

Funds from Operations and Modified Funds from Operations

The historical cost accounting rules used for real estate assets require, among other things, straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, the presentation of operating results for a REIT using historical cost accounting alone may be less informative and insufficient. Therefore, we utilize certain non-U.S. GAAP supplemental performance measures due to certain unique operating characteristics of real estate companies. One non-U.S. GAAP supplemental performance measure that we consider is known as funds from operations, or "FFO". The National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, promulgated this measure which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real property, adding back real estate impairment charges and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest. While impairment charges are added back in the calculation of FFO, we caution that due to the fact that impairments to the value of any property are typically based on reductions in estimated future undiscounted cash flows compared to current carrying value, declines in the undiscounted cash flows which led to the impairment charges reflect declines in property operating performance which may be permanent. From inception through December 31, 2012, we have not had any impairment charges and, therefore, no adjustments to FFO have been necessary for impairment charges. We believe our FFO calculation complies with NAREIT's definition described above.

Changes in the accounting and reporting promulgations under U.S. GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and certain other changes to U.S. GAAP accounting for real estate intangible assets subsequent to the establishment of NAREIT's definition of FFO have impacted the reporting of operating income. Specifically, acquisition fees and expenses for all industries are accounted for as operating expenses and no longer capitalized as they were prior to 2009. We do not pay acquisition fees to our Business Manager or its affiliates, but we do incur acquisition related costs. Under U.S. GAAP, acquisition related costs are characterized as operating expenses in determining operating income. These expenses are paid in cash by us, and therefore will reduce net income and cash available to be distributed to our stockholders. The acquisition of real estate assets, and the corresponding expenses associated with that process, has been a key operational feature of our business plan in order to generate operating income and cash flow in order to make distributions to our stockholders. Publicly registered, non-listed REITs typically engage in a significant amount of acquisition activity, and thus incur significant acquisition related costs, during their initial years of investment and operation. Although other start up entities likewise may engage in significant acquisition activity during their initial years, non-listed REITs are unique in that they typically have a limited timeframe during which they acquire a significant number of properties and thus incur significant acquisition related costs. More specifically, as disclosed elsewhere herein, we use the proceeds raised in our "best efforts" offering to acquire properties. Because the offering is completed, our acquisition activity is expected to decline, and acquisition related costs are likewise expected to decrease in future periods. Thus, management believes that acquisition related costs will not be a significant cost to us going forward. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or “IPA,” an industry trade group, has standardized a measure known as modified funds from operations, or "MFFO", which the IPA has promulgated as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

MFFO excludes costs that are more reflective of investing activities, including acquisition related costs that affect our operations only in periods in which properties are acquired, and other non-operating items that are included in FFO. By excluding expensed acquisition related costs, the use of MFFO provides information consistent with the investing and operating performance of the properties in our portfolio. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, may not be directly related or attributable to our current operating performance.

By excluding such market changes that may reflect anticipated and unrealized gains or losses, we believe that MFFO may provide both investors and analysts, on a going forward basis, an indication of our operating performance. Because MFFO may be a recognized measure of operating performance within the non-listed REIT industry, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. MFFO is not equivalent to our net income or loss as determined under U.S. GAAP as detailed in the table below, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of properties. Our disclosure of MFFO and the adjustments used to calculate it presents our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, and that may be useful to investors. MFFO should only be used to assess our operating performance during our "best efforts" offering, because it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. We do not pay acquisition fees to our Business Manager or its affiliates which would be classified as acquisition related costs under U.S. GAAP.

We believe our definition of MFFO, a non-U.S. GAAP measure, is consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the "Practice Guideline," issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of U.S. GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market lease assets and liabilities (which are adjusted in order to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, it is appropriate to exclude such nonrecurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations. We believe our MFFO calculation complies with the IPA's Practice Guideline described above.

However, the calculation of FFO and MFFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO and MFFO whereas items that are expensed reduce FFO and MFFO. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. FFO and MFFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs nor is it indicative of liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO and MFFO for several reasons. We use FFO and MFFO to compare our operating performance to that of other REITs, to assess our historical operating performance, and we compute FFO and MFFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives.

We believe that the use of FFO and MFFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our operating performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs. However, FFO and MFFO, should not be construed to be equivalent to or a substitute for U.S. GAAP net income or in its applicability in evaluating our financial performance. U.S. GAAP measures should be construed as more relevant measures of financial performance and considered more prominently than the non-U.S. GAAP FFO and MFFO measures and the adjustments to U.S. GAAP in calculating FFO and MFFO. However, we believe that the U.S. GAAP measures and the non-U.S. GAAP FFO and MFFO measures taken together do provide a useful presentation of our operating performance.

Presentation of this information is intended to provide information which may be useful to investors as they compare the operating performance of different REITs and to give investors insight into our historical operations, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. The exclusion of impairments limits the usefulness of FFO and MFFO as a historical operating performance measure since an impairment indicates that the property's operating performance has been permanently affected. Further, MFFO has limitations as a performance measure for an entity engaged in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO may be useful in assisting investors in assessing our historical operating performance, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that the company uses to calculate FFO or MFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust the calculations and characterization of FFO or MFFO.

For the years ended December 31, 2012, 2011 and 2010, we paid distributions of $51,767, $23,641, and $7,031 respectively. For the years ended December 31, 2012, 2011 and 2010, we generated FFO of $55,830, $26,672 and $3,911, respectively, MFFO of $60,827, $29,453 and $5,816, respectively and cash flow from operations of $56,670, $27,872, and $2,658, respectively.

The table below represents a reconciliation of our net income (loss) attributable to common stockholders to FFO and MFFO for years ended December 31, 2012, 2011 and 2010 (dollars in thousands, except per share amounts):

	Year ended December 31,		
	2012	2011	2010
Net income (loss) attributable to common stockholders	$ 2,616	$ (2,279)	$ (1,743)
Add:			
Depreciation and amortization related to investment properties	53,239	28,980	5,669
Less:			
Noncontrolling interest's share of depreciation and amortization related to investment properties	(25)	(29)	(15)
Funds from operations (FFO)	55,830	26,672	3,911
Add:			
Acquisition related costs (1)	5,868	2,963	1,953
Amortization of acquired above and below market leases, net (2)	2,855	2,015	455
Noncontrolling interest's share of amortization of acquired below market leases and straight-line rental income	6	24	19
Less:			
Straight-line rental income (3)	(3,706)	(1,856)	(524)
Realized gain on sale of marketable securities (4)	(26)	(365)	2
Modified funds from operations (MFFO)	$ 60,827	$ 29,453	$ 5,816
Weighted average number of common shares outstanding, basic and diluted	91,146,154	42,105,681	13,671,936
Net income (loss) attributable to common stockholders per common share, basic and diluted	$ 0.03	$ (0.05)	$ (0.13)
Funds from operations attributable to common stockholders per common share, basic and diluted	$ 0.61	$ 0.63	$ 0.29
Modified funds from operations attributable to common stockholders per common share, basic and diluted	$ 0.67	$ 0.70	$ 0.43

(1) Changes in the accounting and reporting promulgations under U.S. GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and certain other changes to U.S. GAAP accounting for real estate intangible assets subsequent to the establishment of NAREIT's definition of FFO have impacted the reporting of operating income. Specifically, acquisition fees and expenses for all industries are accounted for as operating expenses and no longer capitalized as they were prior to 2009.

The acquisition of real estate assets, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate operating income and cash flow in order to make distributions to our stockholders. By excluding expensed acquisition costs, MFFO may provide useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Such information may be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. Acquisition related costs include payments to affiliates of our Business Manager or third parties; however, we do not pay acquisition fees to our Business Manager or its affiliates. Acquisition related costs under U.S. GAAP are considered operating expenses and are included in the determination of net income and income from continuing operations, both of which are performance measures under U.S. GAAP. These expenses are paid in cash by us, and therefore this cash will not be available to distribute to our stockholders. All paid and accrued acquisition related costs will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us. Because our "best efforts" offering is completed, management believes that acquisition related costs will not be a significant cost to us going forward.

(2) Under U.S. GAAP, certain intangibles are accounted for at cost and are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, we believe by excluding

charges relating to amortization of these intangibles, MFFO may provide useful supplemental information on the operating performance of the real estate.

(3) Under U.S. GAAP, our rental receipts are allocated to periods using a straight-line methodology. This may result in income recognition that is different than underlying contract terms. By adjusting for these items (to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments), we believe MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms.

(4) We have adjusted for gains or losses included in net income (loss) from the sale of securities holdings where trading of such holdings is not a fundamental attribute of the business plan because they are items that may not be reflective of on-going operations.

Results of Operations

The following discussions are based on our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

These sections describe and compare our results of operations for the years ended December 31, 2012, 2011 and 2010. We generate almost all of our net operating income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of properties that we have owned and operated for both periods presented, in their entirety, referred to herein as "same store" properties. By evaluating the property net operating income of our "same store" properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income. Property net operating income, a non-U.S. GAAP measure, is also meaningful as an indicator of the effectiveness of our management of properties because property net operating income excludes certain items that are not reflective of the effectiveness of our management, such as depreciation and amortization and interest expense.

Comparison of the Years ended December 31, 2012 and 2011

A total of 27 of our investment properties were acquired on or before January 1, 2011 and represent our "same store" properties during the years ended December 31, 2012 and 2011. "Other investment properties," as reflected in the table below, include one redevelopment and properties acquired after January 1, 2011. For the years ended December 31, 2012 and 2011, 114 and 22 properties were included in "other investment properties", respectively. The following table presents the property net operating income broken out between "same store" and "other investment properties," prior to straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense for the years ended December 31, 2012 and 2011 along with a reconciliation to net income (loss) attributable to common stockholders, calculated in accordance with U.S. GAAP.

	Year ended December 31,	
	2012	2011
Property operating revenue:		
"Same store" investment properties, 27 properties:		
Rental income	$ 33,417	$ 33,073
Tenant recovery income	7,047	7,769
Other property income	1,289	1,418
Other investment properties:		
Rental income	75,567	25,158
Tenant recovery income	15,405	4,653
Other property income	1,159	245
Total property income	**133,884**	**72,316**
Property operating expenses:		
"Same store" investment properties, 27 properties:		
Property operating expenses	7,527	7,481
Real estate taxes	4,999	5,180
Other investment properties:		
Property operating expenses	12,875	4,419
Real estate taxes	8,971	2,609
Total property operating expenses	**34,372**	**19,689**
Property net operating income:		
"Same store" investment properties, 27 properties	29,227	29,599
Other investment properties	70,285	23,028
Total property net operating income	**99,512**	**52,627**
Other income:		
Tenant recovery income related to prior periods	(400)	(43)
Straight-line rents	3,706	1,856
Amortization of lease intangibles	(2,855)	(2,014)
Interest and dividend income	2,556	871
Realized gain on sale of marketable securities	26	365
Equity in income of unconsolidated entities	17	105
Total other income	**3,050**	**1,140**
Other expenses:		
Bad debt expense	819	396
Depreciation and amortization	53,239	28,980
General and administrative expenses	4,269	2,770
Acquisition related costs	5,868	2,963
Interest expense	34,001	19,835
Business management fee	1,500	1,000
Total other expenses	**99,696**	**55,944**
Net income (loss)	2,866	(2,177)
Less: net loss (income) attributable to redeemable noncontrolling interests	(250)	(102)
Net income (loss) attributable to common stockholders	**$ 2,616**	**$ (2,279)**

On a "same store" basis, comparing the results of operations of the investment properties owned during the year ended December 31, 2012 with the results of the same investment properties during the year ended December 31, 2011, property net operating income decreased $372 with total property income decreasing $507 and total property operating expenses decreasing $135 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. These variances are explained by each component below.

Rental income increased $344 on a "same store" basis for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to the effect of new tenants taking occupancy of previously vacant spaces. On an aggregate portfolio basis, rental income increased $50,753, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, reflecting an increase in rental income from our other investment properties during the 2012. The increase is a result of the 114 investment properties acquired after January 1, 2011.

Tenant recovery income decreased $722 on a "same store" basis for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to decrease in real estate tax expenses, as discussed below, which directly affected the amount of tenant recovery income and a decrease in the recovery percentage which resulted in us recognizing less recovery income. On an aggregate portfolio basis, tenant recovery income increased $10,030 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, reflecting an increase in tenant recovery income on other investment properties. The increase is a result of the 114 investment properties acquired after January 1, 2011.

Other property income decreased $129 on a "same store" basis, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. On an aggregate portfolio basis, other property income increased $785 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is a result of the 114 investment properties acquired after January 1, 2011.

Property operating expenses increased $46 on a "same store" basis, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to an increase in insurance premiums during the year ended December 31, 2012 as compared to the prior period. On an aggregate portfolio basis, total property operating expenses increased $8,502 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is a result of the 114 investment properties acquired after January 1, 2011.

Real estate tax expense decreased $181 on a "same store" basis, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease in real estate tax expense during 2012 can be attributed to decreases in assessed values of our investment properties by the various taxing authorities. On an aggregate portfolio basis, total real estate tax expense increased $6,181 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is a result of the 114 investment properties acquired after January 1, 2011.

Total other income increased $1,910 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to an increase in interest and dividend income which is a result of the increased investments in our marketable securities portfolio and an increase in straight line rent from a greater number of properties in our portfolio. This increase was partially offset by adjustments to tenant recovery income resulting from differences in estimated expense recoveries billed and actual expenses and an increase in amortization of lease intangibles from a greater number of properties in our portfolio and write-offs of certain acquired above market lease intangibles.

Bad debt expense increased $423 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase in bad debt expense is primarily due to increased estimated tenant reserves for uncollectible accounts and write offs due to tenant failures. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we have reason to believe may be uncollectible, including any amounts relating to straight-line rent receivables. Amounts deemed to be uncollectible are written off.

Depreciation and amortization increased $24,259 for the year ended December 31, 2012, as compared to the years ended December 31, 2011. The increase in depreciation and amortization is primarily due to the increase in the number of properties in our portfolio from 49 properties owned as of December 31, 2011 compared to 141 properties owned as of December 31, 2012.

General and administrative expenses increased $1,499 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is primarily due to an increase in payroll reimbursements paid to the Business Manager, professional fees, state taxes and information technology costs, mortgage servicing fees and investment advisor fees resulting from the growth of the portfolio.

Acquisition costs increased $2,905 for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to an increase in the number of potential and actual acquisitions we pursued during the year ended December 31, 2012 compared to the year ended December 31, 2011, and a $533 adjustment related to an increase in estimated deferred investment property obligations due to changes in the underlying liability assumptions where we are expected to pay more than originally anticipated.

Interest expense increased $14,166 for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase in interest expense is primarily due to a $784,466 increase in mortgage payables, credit facility and security margin payable from December 31, 2011 to December 31, 2012.

Business management fee was $1,500 for the year ended December 31, 2012 as compared to $1,000 for the year ended December 31, 2011. For the year ended December 31, 2012, the Business Manager could have been paid a business management fee in the amount equal to $9,195, but the Business Manager permanently waived $7,695 of this fee.

Comparison of the Years ended December 31, 2011 and 2010

Only one of our investment properties was acquired on or before January 1, 2010, for this reason the use of the "same store" comparison was not provided. The following table presents the property net operating income prior to straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense for the years ended December 31, 2011 and 2010 along with a reconciliation to net income (loss) attributable to common stockholders, calculated in accordance with U.S. GAAP.

	Year ended December 31,	
	2011	2010
Property operating revenue:		
Rental income	$ 58,231	$ 14,255
Tenant recovery income	12,422	3,275
Other property income	1,663	592
Total property income	**72,316**	**18,122**
Property operating expenses:		
Property operating expenses	11,900	3,054
Real estate taxes	7,789	2,262
Total property operating expenses	**19,689**	**5,316**
Property net operating income	**52,627**	**12,806**
Other income:		
Tenant recovery income related to prior periods	(43)	7
Straight-line rents	1,856	524
Amortization of lease intangibles	(2,014)	(455)
Interest and dividend income	871	358
Realized gain (loss) on sale of marketable securities	365	(2)
Equity in income of unconsolidated entities	105	1
Total other income	**1,140**	**433**
Other expenses:		
Bad debt expense	396	267
Depreciation and amortization	28,980	5,669
General and administrative expenses	2,770	1,872
Acquisition related costs	2,963	1,953
Interest expense	19,835	4,522
Business management fee	1,000	603
Total other expenses	**55,944**	**14,886**
Net loss	(2,177)	(1,647)
Less: net loss attributable to noncontrolling interests	**(102)**	**(96)**
Net loss attributable to common stockholders	**$ (2,279)**	**$ (1,743)**

Rental income increased $43,976, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as result of the 48 investment properties acquired after January 1, 2010.

Tenant recovery income increased $9,147 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as result of the 48 investment properties acquired after January 1, 2010.

Other property income increased $1,071 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is a result of the 48 investment properties acquired after January 1, 2010.

Total property operating expenses increased $8,846 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is a result of the 48 investment properties acquired after January 1, 2010.

Total real estate tax expense increased $5,527 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is a result of the 48 investment properties acquired after January 1, 2010.

Total other income increased $707 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the increase in straight line rent from a greater number of properties in our portfolio which we acquired in the fourth quarter of 2010 and during 2011.

Bad debt expense increased $129 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in bad debt expense is primarily due to increased estimated tenant reserves for uncollectible accounts and write offs due to tenant failures. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we have reason to believe may be uncollectible, including any amounts relating to straight-line rent receivables. Amounts deemed to be uncollectible are written off.

Depreciation and amortization increased $23,311 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in depreciation and amortization is primarily due to the increase in the number of properties in our portfolio from 27 properties owned as of December 31, 2010 compared to 49 properties owned as of December 31, 2011.

General and administrative expenses increased $898 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. As certain of these costs are variable, the increase is primarily due to the growth of the portfolio.

Acquisition costs increased $1,010 for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to an increase in the number of potential and actual acquisitions we pursued during the year ended December 31, 2011 compared to the year ended December 31, 2010, and relate to transaction costs for both closed and potential transactions. These costs mainly include third-party costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates of our Sponsor.

Interest expense increased $15,313 for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in interest expense is primarily due to a $278,225 increase in mortgage payables from December 31, 2010 to December 31, 2011.

Business management fee was $1,000 December 31, 2011 for the year ended as compared to $603 for the year ended December 31, 2010. For the year ended December 31, 2011, the Business Manager could have been paid a business management fee in the amount equal to $4,807 but the Business Manager permanently waived $3,807 of this fee.

Investment in Unconsolidated Entities

In 2009, we became a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by us and three other REITs sponsored by the Company's Sponsor and serviced by an affiliate of our Business Manager. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and purchase price allocation of investment properties, recognition of rental income, valuation of marketable securities and redeemable noncontrolling interests. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Acquisition of Investment Properties

We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.

After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the "risk free rate." This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below market lease values, the amortization period includes any renewal periods with fixed rate renewals.

The acquisition of certain properties included earnout components to the purchase price, meaning we did not pay a portion of the purchase price of the property at closing, although we own the entire property. We are not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later leased by the seller within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from one to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, we will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on our best estimate, we have recorded a liability for the potential future earnout payments using estimated fair value measurements at the date of acquisition which include the lease-up periods, market rents, probability of occupancy and discount rate. We have recorded this earnout amount as additional purchase price of the related properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations and other comprehensive income. We record changes in the underlying liability assumptions to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income.

Impairment of Investment Property

We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities

We assess our investments in marketable securities for impairments. A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

- declines in REIT stocks and the stock market relative to our marketable security positions;
- the estimated net asset value ("NAV") of the companies we invest in relative to their current market prices;
- future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in "funds from operations," or "FFO," and
- duration of the decline in the value of the securities.

Redeemable Noncontrolling Interests

Certain of our consolidated joint ventures have issued units to noncontrolling interest holders that are redeemable at the noncontrolling interest holder's option for cash or into our common shares at our option. If the noncontrolling interest holder seeks redemption of its units for our common shares, the joint ventures may redeem the units through issuance of our common shares or through cash settlement at the redemption price. The redemption is at the option of the holder after passage of time or upon the occurrence of an event that is not solely within the control of any of the joint ventures. Because redemption of the noncontrolling interests is outside of the applicable joint venture's control, the interests are presented on the consolidated balance sheets outside of permanent equity as redeemable noncontrolling interests. None of the noncontrolling interests are currently redeemable, but it is probable that the noncontrolling interests will become redeemable. Based on such probability, we measure and record the noncontrolling interests at their maximum redemption amount at each balance sheet date. Any adjustments to the carrying amount of the redeemable noncontrolling interests for changes in the maximum redemption amount are recorded to additional paid in capital in the period of the change.

At issuance, the fair value of the redeemable noncontrolling interests were estimated by applying the income approach, which included significant inputs that are not observable, including discount rates and redemption values.

Contractual Obligations

We have provided a partial guarantee on nine mortgages payable of our subsidiaries. As of December 31, 2012, these guarantees totaled to an aggregate recourse amount of $70,435.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit generally one to three years and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of December 31, 2012 and 2011, we had liabilities of $70,580 and $25,290, respectively, recorded on the consolidated balance sheet as deferred investment property acquisition obligations. The maximum potential payment is $77,592 at December 31, 2012.

As of December 31, 2012, we had $47,215 in redeemable noncontrolling interests which will become redeemable at future dates generally no earlier than in 2015 but generally no later than 2022 based on certain redemption criteria. The redeemable noncontrolling interests are not mandatory redeemable. We may issue common stock or pay cash or both if they are redeemed.

The table below presents, on a consolidated basis, our obligations and commitments to make future payments under debt obligations (including interest) as of December 31, 2012. Debt obligations under non-hedged debt which is subject to variable rates are based on interest rates as of December 31, 2012.

	Payments due by period				
	Total	2013	2014/2015	2016/2017	2018 and Thereafter
Principal payments on long-term debt (1)	$ 1,156,582	$ 50,824	$ 106,654	$ 169,597	$ 829,507
Interest payments on long-term debt	395,889	49,785	96,520	83,383	166,201
Securities margin payable	17,872	17,872	—	—	—
Credit facility	73,500	—	73,500	—	—
Total	$ 1,643,843	$ 118,481	$ 276,674	$ 252,980	$ 995,708

(1) The long-term debt obligations exclude net mortgage premiums of $1,468 associated with debt assumed at acquisition, net of accumulated amortization as of December 31, 2012.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2013 through the close of business on March 31, 2013. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- In January 2013, total distributions declared for the month of December 2012 were paid in the amount equal to $5,831, of which $2,295 was paid in cash and $3,535 was reinvested through the Company's DRP, resulting in the issuance of an additional 372,150 shares of common stock.
- In February 2013, total distributions declared for the month of January 2013 were paid in the amount equal to $5,865, of which $2,315 was paid in cash and $3,550 was reinvested through the Company's DRP, resulting in the issuance of an additional 373,642 shares of common stock.
- In March 2013, total distributions declared for the month of February 2013 were paid in the amount equal to $5,311, of which $2,103 was paid in cash and $3,209 was reinvested through the Company's DRP, resulting in the issuance of an additional 337,757 shares of common stock.

On February 14, 2012, we entered into a $14,900 interest rate swap associated with the loan secured by a first mortgage on the Hasbro Office Building located in Providence, Rhode Island. This swap bears interest at a fixed rate equal to thirty-day LIBOR plus 2.15% per annum, and was effective on February 14, 2012 and matures on December 31, 2022. The swap effectively hedges the interest payment under the hedged portion of the loan to a fixed rate equal to 4.25% per annum.

On February 20, 2012, we entered into a $14,750 loan secured by a first mortgage on The Corner located in Tucson, Arizona. This loan bears interest at a fixed rate equal to 4.10% per annum, and matures on March 1, 2023.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Dollar amounts are stated in thousands.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. Including derivative financial instruments, we currently have limited exposure to financial market risks through fixing our interest rates on all long-term debt as of December 31, 2012 except some mortgages payable, the securities margin payable and the credit facility. As of December 31, 2012, we had outstanding debt, which is subject to fixed interest rates and variable rates of $983,350 and $264,604, respectively, bearing interest at weighted average interest rates equal to 4.68% per annum and 2.55% per annum, respectively, including the effect of interest rate hedging.

If market rates of interest on all non-hedged debt which is subject to variable rates as of December 31, 2012 permanently increased by 1% (100 basis points), the increase in interest expense on all debt would decrease future earnings and cash flows by approximately $2,825 annually. If market rates of interest on all non-hedged debt which is subject to variable rates as of December 31, 2012 permanently decreased by 1% (100 basis points), the decrease in interest expense on all debt would increase future earnings and cash flows by the same amount.

We use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to U.S. GAAP for principal amounts up to $50,000 per transaction.

Derivatives

The following table summarizes our interest rate swap contracts outstanding as of December 31, 2012:

Date Entered	Effective Date	Maturity Date	Pay Fixed Rate	Receive Floating Rate Index	Notional Amount	Fair Value as of December 31, 2012
March 11, 2011	April 5, 2011	November 5, 2015	5.01%	1 month LIBOR	$ 9,350	$ (489)
June 22, 2011	June 24, 2011	June 22, 2016	4.47%	1 month LIBOR	13,359	(678)
October 28, 2011	November 1, 2011	October 21, 2016	3.75%	1 month LIBOR	10,837	(387)
May 9, 2012	May 9, 2012	May 9, 2017	3.38%	1 month LIBOR	10,150	(211)
June 13, 2012 (1)	June 10, 2011	December 10, 2018	5.17%	1 month LIBOR	49,391	(5,428)
July 24, 2012	July 26, 2012	July 20, 2017	3.09%	1 month LIBOR	4,677	(44)
October 1, 2012	April 1, 2014	March 29, 2019	3.85%	1 month LIBOR	45,000	(315)
October 2, 2012	October 4, 2012	October 1, 2017	3.73%	1 month LIBOR	24,750	(299)
October 4, 2012	October 4, 2012	October 3, 2019	3.15%	1 month LIBOR	10,808	(109)
December 20, 2012	December 20, 2012	December 20, 2017	3.36%	1 month LIBOR	9,900	(118)
				Total	$ 188,222	$ (8,078)

(1) Assumed at the time of acquisition of Walgreens NE Portfolio with a then fair value of ($5,219).

Securities Price Risk

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security price risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equity and debt securities held by us would have on the fair value of the securities as of December 31, 2012.

	Cost	Fair Value	Fair Value Assuming a Hypothetical 10% Increase	Fair Value Assuming a Hypothetical 10% Decrease
Equity securities	**$ 28,942**	**$ 31,231**	**$ 34,354**	**$ 28,108**
Debt securities	9,001	9,710	10,681	8,739
Total marketable securities	**$ 37,943**	**$ 40,941**	**$ 45,035**	**$ 36,847**

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

INDEX

Item 8. Consolidated Financial Statements and Supplementary Data

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III. These consolidated financial statements and financial statement schedule III are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chicago, Illinois
March 13, 2013

INLAND DIVERSIFIED REAL ESTATE TRUST, INC
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Investment properties (note 3):		
Land	$ 391,109	$ 170,459
Building and improvements	1,648,073	632,187
Construction in progress	2,637	69
Total	2,041,819	802,715
Less accumulated depreciation	(54,843)	(20,044)
Net investment properties	1,986,976	782,671
Cash and cash equivalents	36,299	60,254
Restricted cash and escrows (note 2)	6,173	4,550
Investment in marketable securities (note 6)	40,941	17,903
Investment in unconsolidated entities (notes 5 and 8)	249	232
Accounts and rents receivable (net of allowance of $1,159 and $643, respectively)	13,365	5,639
Acquired lease intangibles, net (note 2)	284,512	131,456
Deferred costs, net	10,095	5,390
Other assets	14,913	2,291
Total assets	$ 2,393,523	$ 1,010,386
Liabilities and Equity		
Mortgages, credit facility and securities margin payable (note 9)	$ 1,249,422	$ 464,956
Accrued offering expenses	—	211
Accounts payable and accrued expenses	7,068	2,717
Distributions payable	5,831	2,911
Accrued real estate taxes payable	4,903	2,684
Deferred investment property acquisition obligations (note 14)	70,580	25,290
Other liabilities	21,527	6,553
Acquired below market lease intangibles, net (note 2)	50,462	17,505
Due to related parties (note 8)	2,532	1,909
Total liabilities	1,412,325	524,736
Commitments and contingencies		
Redeemable noncontrolling interests (note 10)	47,215	—
Equity:		
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	—	—
Common stock, $.001 par value, 2,460,000,000 shares authorized, 114,727,439 and 58,431,177 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	115	58
Additional paid in capital, net of offering costs of $118,182 and $64,127 as of December 31, 2012 and December 31, 2011, respectively	1,024,289	521,025
Accumulated distributions and net loss	(90,138)	(38,067)
Accumulated other comprehensive loss	(283)	(1,763)
Total Company stockholders' equity	933,983	481,253
Noncontrolling interests	—	4,397
Total equity	933,983	485,650
Total liabilities and equity	$ 2,393,523	$ 1,010,386

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income
(Dollars in thousands, except per share amounts)

	Years ended December 31,		
	2012	2011	2010
Income:			
Rental income	$ 109,835	$ 58,073	$ 14,324
Tenant recovery income	22,052	12,379	3,282
Other property income	2,448	1,663	592
Total income	134,335	72,115	18,198
Expenses:			
General and administrative expenses	4,269	2,770	1,872
Acquisition related costs	5,868	2,963	1,953
Property operating expenses	21,221	12,296	3,321
Real estate taxes	13,970	7,789	2,262
Depreciation and amortization	53,239	28,980	5,669
Business management fee-related party (note 8)	1,500	1,000	603
Total expenses	100,067	55,798	15,680
Operating income	34,268	16,317	2,518
Interest, dividend and other income	2,556	871	358
Realized gain (loss) on sale of marketable securities	26	365	(2)
Interest expense	(34,001)	(19,835)	(4,522)
Equity in income of unconsolidated entities	17	105	1
Net income (loss)	2,866	(2,177)	(1,647)
Less: net income attributable to noncontrolling interests	(41)	(102)	(96)
Less: net income attributable to redeemable noncontrolling interests	(209)	—	—
Net income (loss) attributable to common stockholders	$ 2,616	$ (2,279)	$ (1,743)
Net income (loss) attributable to common stockholders per common share, basic and diluted (note 13)	$ 0.03	$ (0.05)	$ (0.13)
Weighted average number of common shares outstanding, basic and diluted	91,146,154	42,105,681	13,671,936
Comprehensive income:			
Net income (loss)	$ 2,866	$ (2,177)	$ (1,647)
Other comprehensive income:			
Unrealized gain (loss) on marketable securities	3,495	(269)	162
Unrealized loss on derivatives	(1,989)	(1,293)	—
(Gain) loss reclassified into earnings from other comprehensive income on the sale of marketable securities	(26)	(365)	2
Comprehensive income (loss)	4,346	(4,104)	(1,483)
Less: comprehensive income attributable to noncontrolling interests	(41)	(102)	(96)
Less: comprehensive income attributable to redeemable noncontrolling interests	(209)	—	—
Comprehensive income (loss) attributable to common stockholders	$ 4,096	$ (4,206)	$ (1,579)

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Equity

For the years ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions and Net Loss	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at January 1, 2010	2,958,096	$ 3	$ 23,354	$ (579)	$ —	$ —	$ 22,778
Distributions declared	—	—	—	(8,203)	—	—	(8,203)
Distributions paid to noncontrolling interests	—	—	—	—	—	(94)	(94)
Proceeds from offering	22,719,372	23	225,759	—	—	—	225,782
Offering costs	—	—	(24,415)	—	—	—	(24,415)
Proceeds from distribution reinvestment plan	473,790	—	4,501	—	—	—	4,501
Shares repurchased	(30,387)	—	(289)	—	—	—	(289)
Discounts on shares issued to affiliates (note 8)	—	—	83	—	—	—	83
Contributions from sponsor (note 8)	—	—	2,889	—	—	—	2,889
Contributions from noncontrolling interests	—	—	—	—	—	4,400	4,400
Unrealized gain on marketable securities	—	—	—	—	162	—	162
Loss on sale of marketable securities reclassified into earnings from other comprehensive loss	—	—	—	—	2	—	2
Net (loss) income	—	—	—	(1,743)	—	96	(1,647)
Balance at December 31, 2010	26,120,871	$ 26	$ 231,882	$ (10,525)	$ 164	$ 4,402	$ 225,949
Distributions declared	—	—	—	(25,263)	—	—	(25,263)
Distributions paid to noncontrolling interests	—	—	—	—	—	(107)	(107)
Proceeds from offering	30,949,567	31	308,191	—	—	—	308,222
Offering costs	—	—	(33,493)	—	—	—	(33,493)
Proceeds from distribution reinvestment plan	1,542,941	1	14,656	—	—	—	14,657
Shares repurchased	(182,202)	—	(1,766)	—	—	—	(1,766)
Discounts on shares issued to affiliates (note 8)	—	—	55	—	—	—	55
Contributions from sponsor (note 8)	—	—	1,500	—	—	—	1,500
Unrealized loss on marketable securities	—	—	—	—	(269)	—	(269)
Unrealized loss on derivatives	—	—	—	—	(1,293)	—	(1,293)
Gain on sale of marketable securities reclassified into earnings from other comprehensive loss	—	—	—	—	(365)	—	(365)
Net (loss) income	—	—	—	(2,279)	—	102	(2,177)
Balance at December 31, 2011	58,431,177	$ 58	$ 521,025	$ (38,067)	$ (1,763)	$ 4,397	$ 485,650
Distributions declared	—	—	—	(54,687)	—	—	(54,687)
Distributions paid to noncontrolling interests	—	—	—	—	—	(2,720)	(2,720)
Proceeds from offering	53,885,826	54	536,040	—	—	—	536,094
Offering costs	—	—	(54,055)	—	—	—	(54,055)
Proceeds from distribution reinvestment plan	3,299,771	4	31,345	—	—	—	31,349
Shares repurchased	(889,335)	(1)	(8,448)	—	—	—	(8,449)
Discounts on shares issued to affiliates (note 8)	—	—	294	—	—	—	294
Purchase of noncontrolling interests	—	—	(1,912)	—	—	(1,718)	(3,630)
Unrealized gain on marketable securities	—	—	—	—	3,495	—	3,495
Unrealized loss on derivatives	—	—	—	—	(1,989)	—	(1,989)
Gain reclassified into earnings from other comprehensive income on the sale of marketable securities	—	—	—	—	(26)	—	(26)
Net income (excluding income attributable to redeemable noncontrolling interests of $209)	—	—	—	2,616	—	41	2,657
Balance at December 31, 2012	114,727,439	$ 115	$ 1,024,289	$ (90,138)	$ (283)	$ —	$ 933,983

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years ended December 31,		
	2012	2011	2010
Cash flows from operations:			
Net income (loss)	$ 2,866	$ (2,177)	$ (1,647)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	53,239	28,980	5,669
Amortization of debt premium and financing costs	1,134	825	80
Amortization of acquired above market leases	4,496	3,000	705
Amortization of acquired below market leases	(1,641)	(985)	(249)
Straight-line rental income	(3,706)	(1,856)	(524)
Equity in income of unconsolidated entities	(17)	(105)	(1)
Discount on shares issued to affiliates	294	55	83
Payment of leasing fees	(278)	(120)	(2)
Realized (gain) loss on sale of marketable securities	(26)	(365)	2
Changes in assets and liabilities:			
Restricted escrows	(65)	1,885	293
Accounts and rents receivable, net	(3,305)	(1,111)	(1,521)
Other assets	(1,110)	(640)	(438)
Accounts payable and accrued expenses	2,437	752	766
Accrued real estate taxes payable	855	811	(271)
Other liabilities	998	(433)	(1,268)
Due to related parties	499	(644)	981
Net cash flows provided by operating activities	56,670	27,872	2,658
Cash flows from investing activities:			
Purchase of investment properties	(1,191,719)	(447,559)	(330,530)
Capital expenditures and tenant improvements	(1,189)	(1,650)	(1,617)
Purchase of marketable securities	(21,371)	(19,185)	(5,714)
Sale of marketable securities	1,828	6,823	68
Restricted escrows	(2,951)	7,340	(8,853)
Investment in unconsolidated entities	—	63	(109)
Net cash flows used in investing activities	(1,215,402)	(454,168)	(346,755)
Cash flows from financing activities:			
Proceeds from offering	536,094	308,222	225,867
Proceeds from the distribution reinvestment plan	31,349	14,657	4,501
Shares repurchased	(8,449)	(1,766)	(290)
Payment of offering costs	(54,269)	(33,741)	(24,305)
Proceeds from mortgages payable	624,340	240,951	183,415
Principal payments on mortgage payable	(22,370)	(48,254)	(21,172)
Proceeds from credit facility	73,500	48,000	10,000
Principal payments on credit facility	—	(55,000)	(3,000)
Proceeds from securities margin debt	21,464	15,281	1,644
Principal payments on securities margin debt	(4,884)	(15,495)	(137)
Payment of loan fees and deposits	(5,833)	(3,458)	(3,025)
Distributions paid	(51,767)	(23,641)	(7,031)
Distributions paid to noncontrolling interests	(2,720)	(107)	(94)
Payment of preferred return to redeemable noncontrolling interests	(109)	—	—
Purchase of noncontrolling interests	(1,569)	—	—
Contribution from sponsor	—	—	2,889
Net cash flows provided by financing activities	1,134,777	445,649	369,262
Net (decrease) increase in cash and cash equivalents	(23,955)	19,353	25,165
Cash and cash equivalents, at beginning of period.	60,254	40,901	15,736
Cash and cash equivalents, at end of period.	$ 36,299	$ 60,254	$ 40,901

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows
(Dollars in thousands)
(continued)

	Years ended December 31,		
	2012	2011	2010
Supplemental disclosure of cash flow information:			
In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows:			
Land	$ 220,650	$ 83,797	$ 84,162
Building and improvements	1,014,650	400,305	222,028
Construction in progress	2,218	—	372
Acquired in-place lease intangibles	150,915	59,168	58,585
Acquired above market lease intangibles	22,553	11,616	16,157
Acquired below market lease intangibles	(34,598)	(9,816)	(8,414)
Assumption of mortgage debt at acquisition	(92,195)	(85,528)	(21,951)
Non-cash mortgage premium	(445)	(1,358)	(280)
Tenant improvement payable	(1,597)	(123)	(26)
Deferred investment property acquisition obligations	(57,990)	(24,753)	(12,849)
Payments related to deferred investment property acquisition obligations	15,962	14,679	—
Accounts payable and accrued expenses	(118)	(327)	—
Other liabilities	(12,367)	(2,506)	(2,941)
Restricted escrows	266	2,800	758
Deferred costs	913	75	3
Accounts and rents receivable	—	364	246
Other assets	11,381	256	134
Accrued real estate taxes payable	(1,364)	(1,090)	(1,054)
Issuance of redeemable noncontrolling interest	(47,115)	—	(4,400)
Purchase of investment properties	$ 1,191,719	$ 447,559	$ 330,530
Cash paid for interest	$ 31,486	$ 17,575	$ 3,854
Supplemental schedule of non-cash investing and financing activities:			
Distributions payable	$ 5,831	$ 2,911	$ 1,289
Contributions from sponsor – forgiveness of debt	$ —	$ 1,500	$ —

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

(1) Organization

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the "Agreement") with Inland Diversified Business Manager & Advisor, Inc. (the "Business Manager"), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the "Sponsor"). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the "Real Estate Managers"), serve as the Company's real estate managers. The Company was authorized to sell up to 500,000,000 shares of common stock ("Shares") at $10.00 each in its "best efforts" offering which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company's distribution reinvestment plan ("DRP"). The "best efforts" portion of the offering was completed on August 23, 2012.

The Company provides the following programs to facilitate investment in the Company's shares and limited liquidity for stockholders.

The Company allows stockholders to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to any selling commissions, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended ("SRP"), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP for ordinary repurchases cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of ordinary shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. However in the case of repurchases made upon the death of a stockholder known as exceptional repurchases, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company's shares become listed for trading on a national securities exchange. In addition, the Company's board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At December 31, 2012, the Company owned 133 retail properties, four office properties and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. As of December 31, 2012, the portfolio had a weighted average physical occupancy and economic occupancy of 95.7% and 97.7%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time that we acquired certain properties, the purchase agreement contained an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing related to certain vacant spaces, although it owns the entire property. The Company is not obligated to settle this contingent purchase price unless the seller obtains leases for the vacant space within the time limits and parameters set forth in the applicable acquisition agreement (note 14).

(2) Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

Information with respect to square footage, units and occupancy is unaudited.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

(Dollars in thousands, except per share amounts)

Each property is owned by a separate legal entity which maintains its own books and financial records and each entity's assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in notes 9 and 14.

The Company consolidates the operations of a joint venture if it determines that it's either the primary beneficiary of a variable interest entity ("VIE") or has substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When the Company consolidates an entity, the assets, liabilities and results of operations will be included in the consolidated financial statements.

In instances where the Company is not the primary beneficiary of a variable interest entity or it does not control the joint venture, the Company uses the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with the Company's operations but instead its share of operations would be reflected as equity in income of unconsolidated entities on the consolidated statements of operations and other comprehensive income. Additionally, the Company's investment in the entities is reflected as investment in unconsolidated entities on the consolidated balance sheets.

Offering and Organizational Costs

Costs associated with our "best efforts" offering were deferred and charged against the gross proceeds of the "best efforts" offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $0 and $1,657 as of December 31, 2012 and December 31, 2011, respectively, relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows of $6,173 and $2,893 as of December 31, 2012 and December 31, 2011, respectively, primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 14).

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded by the Company under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a

(Dollars in thousands, except per share amounts)

lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight-line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight-line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $34,799, $16,715 and $3,312 for the years ended December 31, 2012, 2011 and 2010 respectively.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 14). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

Certain of the Company's properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to

(Dollars in thousands, except per share amounts)

settle the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later leased by the seller within the time limits and parameters set forth in the related acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from one to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has recorded a liability for the potential future earnout payments using estimated fair value at the date of acquisition using Level 3 inputs including lease-up periods ranging from one to three years, market rents ranging from $9.60 to $45.00, probability of occupancy ranging from 75% to 100% based on leasing activity and discount rates, generally 10%. The Company has recorded these earnout amounts as additional purchase price of the related properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations and other comprehensive income. The Company records changes in the underlying liability assumptions to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $4,496, $3,000 and $705 was recorded as a reduction to rental income for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization pertaining to the below market lease value of $1,641, $985 and $249 was recorded as an increase to rental income for the years ended December 31, 2012, 2011 and 2010, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight-line basis over the acquired leases' weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $15,916, $10,107 and $2,302 for the years ended December 31, 2012, 2011 and 2010, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight-line basis over the weighted-average remaining lease term. As of December 31, 2012, no amount has been allocated to customer relationship value.

The following table summarizes the Company's identified intangible assets and liabilities as of December 31, 2012 and 2011.

	December 31,	
	2012	2011
Intangible assets:		
Acquired in-place lease value	$ 269,615	$ 119,287
Acquired above market lease value	49,581	27,563
Accumulated amortization	(34,684)	(15,394)
Acquired lease intangibles, net	$ 284,512	$ 131,456
Intangible liabilities:		
Acquired below market lease value	$ 53,241	$ 18,657
Accumulated amortization	(2,779)	(1,152)
Acquired below market lease intangibles, net	$ 50,462	$ 17,505

As of December 31, 2012, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 13, 11 and 23 years, respectively.

(Dollars in thousands, except per share amounts)

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2012 for each of the five succeeding years is as follows:

	In-place leases	Above market leases	Below market leases
2013	$ 25,666	$ 5,887	$ 2,903
2014	25,379	5,099	2,865
2015	25,065	4,787	2,766
2016	24,543	4,449	2,632
2017	23,595	4,161	2,589
Thereafter	118,084	17,797	36,707
Total	$ 242,332	$ 42,180	$ 50,462

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company's analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management's intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analysis could impact these assumptions and result in future impairment charges of the real estate properties.

During the years ended December 31, 2012, 2011 and 2010, the Company incurred no impairment charges.

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for impairment. A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

- declines in the REIT and overall stock market relative to our security positions;
- the estimated net asset value ("NAV") of the companies it invests in relative to their current market prices;
- future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in "funds from operations," or "FFO;" and duration of the decline in the value of the securities

During the years ended December 31, 2012, 2011 and 2010, the Company incurred no other-than-temporary impairment charges.

(Dollars in thousands, except per share amounts)

Redeemable Noncontrolling Interests

Certain of the Company's consolidated joint ventures have issued units to noncontrolling interest holders that are redeemable at the noncontrolling interest holder's option for cash or into the Company's common shares at the Company's option. If the noncontrolling interest holder seeks redemption of its units for the Company's shares, the joint ventures may redeem the units through issuance of common shares by the Company or through cash settlement at the redemption price. The redemption is at the option of the holder after passage of time or upon the occurrence of an event that is not solely within the control of the joint ventures. Because redemption of the noncontrolling interests is outside of the applicable joint venture's control, the interests are presented on the consolidated balance sheets outside of permanent equity as redeemable noncontrolling interests. None of the noncontrolling interests are currently redeemable, but it is probable that the noncontrolling interests will become redeemable. Based on such probability, the Company measures and records the noncontrolling interests at their maximum redemption amount at each balance sheet date. Any adjustments to the carrying amount of the redeemable noncontrolling interests for changes in the maximum redemption amount are recorded to additional paid in capital in the period of the change (see note 10).

At issuance, the fair value of the redeemable noncontrolling interests were estimated by applying the income approach, which included significant inputs that are not observable (Level 3), including discount rates and redemption values.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Derivatives

The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company's interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date. The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

(3) Acquisitions in 2012

Date Acquired	Property Name	Location	Property Segment	Square Footage/ Units	Approximate Purchase Price
1st Quarter					
1/5/2012	Dollar General Market	Port St. Joe, FL	Retail	20,707	$ 3,590
3/8/2012	Hamilton Crossing (1)	Alcoa, TN	Retail	179,858	30,098
3/9/2012	Dollar General - Buffalo	Buffalo, NY	Retail	10,566	1,350
3/9/2012	Shoppes at Branson Hills (1) (2)	Branson, MO	Retail	348,700	38,528
3/23/2012	Shoppes at Hawk Ridge	Lake St. Louis, MO	Retail	75,951	9,900
3/28/2012	Bayonne Crossing (1)	Bayonne, NJ	Retail	356,647	67,875
2nd Quarter					
4/3/2012	Eastside Junction	Athens, GA	Retail	79,700	11,236
4/30/2012	Shops at Julington Creek (1)	Jacksonville, FL	Retail	40,207	7,522
5/3/2012	Dollar General Store	Lillian, AL	Retail	9,026	1,025
5/3/2012	Dollar General Market	Slocomb, AL	Retail	20,707	2,839

(Dollars in thousands, except per share amounts)

Date Acquired	Property Name	Location	Property Segment	Square Footage/ Units	Approximate Purchase Price
5/3/2012	Dollar General Store	Clanton, AL	Retail	10,566	1,216
5/17/2012	Bank Branch Portfolio - 9 properties	FL, GA, NC, OH	Retail	42,882	18,636
5/18/2012	Dollar General Store	Marbury, AL	Retail	9,026	1,055
5/18/2012	Dollar General Store	Gilbertown, AL	Retail	12,406	1,324
5/23/2012	Elementis Worldwide Global HQ	East Windsor, NJ	Office	65,552	17,625
6/4/2012	One Webster	Chelsea, MA	Multi-family	120 Units	23,447
6/12/2012	South Elgin Commons	Elgin, IL	Retail	128,000	24,986
6/13/2012	Walgreens NE Portfolio - 9 properties	CT, MA, NH, NJ	Retail	134,618	65,262
6/18/2012	Saxon Crossing	Orange City, FL	Retail	119,894	20,730
3rd Quarter					
7/3/2012	Dollar General Store	Enterprise, AL	Retail	9,002	1,149
7/3/2012	Dollar General Store	Odenville, AL	Retail	9,100	934
7/5/2012	Siemens Gas Turbine Service Division	Deer Park, TX	Industrial	160,000	17,800
7/19/2012	Virginia Convenience Store Portfolio - 5 Properties	Various, VA	Retail	18,311	15,700
7/31/2012	FedEx Distribution Centers	Houston, TX	Industrial	256,815	39,300
8/1/2012	BJ's at Richie Station	Capital Heights, MD	Retail	117,875	32,400
8/6/2012	Dollar General Market	Candler, NC	Retail	20,700	3,300
8/7/2012	Shops at Moore	Moore, OK	Retail	259,903	38,750
8/15/2012	Kohl's - Cumming	Cumming, GA	Retail	86,584	8,500
8/15/2012	Shoppes at Branson Hills (2)	Branson, MO	Retail	99,025	12,149
8/22/2012	Dollar General Market	Vienna, GA	Retail	20,707	2,831
8/28/2012	Centre Point Commons	Bradenton, FL	Retail	119,275	25,578
8/28/2012	Deerwood Lake (3)	Jacksonville, FL	Development	—	2,210
8/31/2012	Dollar General Portfolio - 15 properties	Various, TX	Retail	155,324	18,073
8/31/2012	Lake City Commons II	Lake City, FL	Retail	16,291	2,882
9/13/2012	Pathmark Portfolio - 3 properties	NY, PA, DE	Retail	142,443	48,766
9/14/2012	Schnucks Portfolio - 3 properties	St. Louis, MO	Retail	185,722	22,624
9/27/2012	Dollar General Store	Anson, TX	Retail	9,100	1,106
9/27/2012	Dollar General Store	East Bernard, TX	Retail	9,014	1,049
9/28/2012	City Center (1)	White Plains, NY	Retail/Multi-family	365,905 and 24 Units	145,919
9/28/2012	Miramar Square	Miramar, FL	Retail	238,333	57,270
4th Quarter					
10/3/2012	Crossing at Killingly Commons (1)	Dayville, CT	Retail	395,539	54,608
10/3/2012	Wheatland Town Center (1)	Dallas, TX	Retail	150,103	27,414
10/9/2012	Dollar General Market	Resaca, GA	Retail	20,707	3,270
10/9/2012	Dollar General Store	Hertford, NC	Retail	12,406	1,421
11/1/2012	Landings at Ocean Isle Beach	Ocean Isle Beach, NC	Retail	53,220	10,249
11/2/2012	The Corner (1)	Tucson, AZ	Retail	80,155	25,467
11/2/2012	University Town Center Phase II (1)	Norman, OK	Retail	194,917	22,263
11/2/2012	Dollar General Store	Remlap, AL	Retail	9,100	942
11/21/2012	Dollar General Market	Canton, MS	Retail	20,707	3,361
12/21/2012	Hasbro Office Building	Providence, RI	Office	135,908	29,808
12/28/2012	Cannery Corner	Las Vegas, NV	Retail	44,472	17,570

(Dollars in thousands, except per share amounts)

Date Acquired	Property Name	Location	Property Segment	Square Footage/ Units	Approximate Purchase Price
12/28/2012	Centennial Center (1)	Las Vegas, NV	Retail	857,831	128,748
12/28/2012	Centennial Gateway (1)	Las Vegas, NV	Retail	193,009	48,905
12/28/2012	Eastern Beltway	Las Vegas, NV	Retail	525,226	61,893
12/28/2012	Eastgate	Henderson, NV	Retail	96,589	26,555
12/28/2012	Lowe's Plaza (1)	Las Vegas, NV	Retail	30,208	5,067
			Total	6,784,539 Sq Ft. and 144 Units	$ 1,314,075

(1) There is an earnout component associated with this acquisition that is not included in the approximate purchase price (note 14).

(2) The Company closed on different buildings on March 9, 2012 and August 15, 2012 but this is considered one property.

(3) This acquisition is currently under development and included in construction in progress on the consolidated balance sheet, and is not included in the Company's property count.

On December 28, 2012, the Company purchased all the noncontrolling interest ownership in the Temple Terrace joint venture for $3,630. The Company recorded $1,912 as an adjustment to additional paid-in capital on the consolidated balance sheet related to this transaction.

During the year ended December 31, 2012, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $1,314,075. The Company financed these acquisitions with net proceeds from the "best efforts" offering, proceeds from our DRP and through the borrowing of $624,340, debt assumption of $92,195 secured by first mortgages on the properties and borrowing $73,500 on the line of credit.

The Company incurred $5,019, $2,648 and $1,953 for the years ended December 31, 2012, 2011 and 2010, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition related costs in the consolidated statements of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to the Sponsor and its affiliates. The Company does not pay acquisition fees to its Business Manager or its affiliates.

For properties acquired during the year ended December 31, 2012, the Company recorded revenue of $39,664 and property net income of $4,763 not including expensed acquisition related costs.

The following table presents certain additional information regarding the Company's acquisitions during the year ended December 31, 2012. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 14)
Dollar General Market	$ 793	$ 2,170	$ 627	$ —	$ —
Hamilton Crossing	2,825	24,287	3,975	—	989
Dollar General – Buffalo	240	977	133	—	—
Shoppes at Branson Hills (1)	8,247	27,366	7,080	3,424	857
Shoppes at Hawk Ridge	2,709	5,416	1,691	19	—
Bayonne Crossing	20,911	48,066	8,916	3,212	6,806
Eastside Junction	1,856	8,805	1,059	483	—
Shops at Julington Creek	2,247	5,578	685	11	985
Dollar General Store - Lillian	318	575	132	—	—
Dollar General Market - Slocomb	608	1,898	333	—	—
Dollar General Store - Clanton	389	656	171	—	—
Bank Branch Portfolio - 9 properties	6,433	9,256	2,947	—	—
Dollar General Store - Marbury	231	685	139	—	—
Dollar General Store - Gilbertown	123	1,008	193	—	—

(Dollars in thousands, except per share amounts)

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 14)
Elementis Worldwide Global HQ	1,089	12,327	4,209	—	—
One Webster	3,462	19,243	690	—	—
South Elgin Commons	3,771	18,684	3,196	664	—
Walgreens NE Portfolio - 9 properties (2)	21,650	41,771	8,120	1,060	—
Saxon Crossing	3,455	14,555	2,743	23	—
Dollar General Store - Enterprise	220	768	161	—	—
Dollar General Store - Odenville	197	613	124	—	—
Siemens Gas Turbine Service Division	2,786	13,837	1,089	—	—
Virginia Convenience Store Portfolio - 5 Properties	5,477	8,610	1,613	—	—
FedEx Distribution Centers	5,820	30,518	2,962	—	—
BJ's at Richie Station	4,486	24,827	3,087	—	—
Dollar General Market - Candler	398	2,497	405	—	—
Shops at Moore	6,674	28,206	5,091	1,477	—
Kohl's - Cumming (3)	2,750	5,478	273	—	—
Shoppes at Branson Hills (1)	2,552	9,067	1,132	157	—
Dollar General Market - Vienna	635	1,883	313	—	—
Centre Point Commons	2,842	21,938	3,632	2,835	—
Dollar General Portfolio - 15 properties	2,201	12,851	3,022	—	—
Lake City Commons II	511	2,130	269	28	—
Pathmark Portfolio - 3 properties	5,538	35,456	8,179	408	—
Schnucks Portfolio - 3 properties	4,446	15,938	2,240	—	—
Dollar General Store - Anson	109	816	181	—	—
Dollar General Store - East Bernard	76	799	174	—	—
City Center (4)	11,617	136,439	19,231	1,860	19,508
Miramar Square	14,940	34,784	8,716	1,169	—
Crossing at Killingly Commons (5)	15,281	39,212	7,408	2,200	5,093
Wheatland Town Center	3,684	32,973	4,152	2,789	10,647
Dollar General Market - Resaca	634	2,203	433	—	—
Dollar General Store - Hertford	193	1,077	151	—	—
Landings at Ocean Isle Beach	2,587	5,497	2,165	—	—
The Corner	3,521	20,429	5,198	—	3,681
University Town Center Phase II	3,995	21,027	3,004	3,558	2,205
Dollar General Store - Remlap	124	682	136	—	—
Dollar General Market - Canton	629	2,329	403	—	—
Hasbro Office Building	3,400	21,635	4,773	—	—
Cannery Corner	3,322	10,557	3,628	—	—
Centennial Center (6)	9,824	111,444	15,884	5,910	2,883
Centennial Gateway (6)	6,758	39,834	5,858	376	3,322
Eastern Beltway (6)	5,467	52,095	6,938	2,642	—
Eastgate (6)	3,794	19,775	3,279	293	—
Lowe's Plaza	1,805	3,103	1,125	—	1,014
Total	$ 220,650	$ 1,014,650	$ 173,468	$ 34,598	$ 57,990

(1) The Company closed on different buildings on March 9, 2012 and August 15, 2012 but this is considered one property.

(2) The Company assumed mortgages payable and an interest rate swap agreement associated with the acquisition of these properties (note 9).

(Dollars in thousands, except per share amounts)

(3) This acquisition includes the issuance of redeemable noncontrolling interests in a consolidated joint venture (note 10) to the seller with a fair value of $1,416 as of the acquisition date.

(4) This acquisition includes the issuance of redeemable noncontrolling interests in a consolidated joint venture (note 10) to the seller with a fair value of $6,092 as of the acquisition date. Additionally at the time of acquisition, the Company received a $10,000 note receivable, and subsequently increased to $11,000, from the redeemable noncontrolling interest holder at an interest rate of 6.00% per annum that matures on May 31, 2013. The redeemable noncontrolling interest holder has pledged its redeemable noncontrolling interests as collateral to this note receivable. The Company recorded this note receivable in other assets on the accompanying consolidated balance sheets.

(5) This acquisition includes the issuance of redeemable noncontrolling interests in a consolidated joint venture (note 10) to the seller with a fair value of $9,608 as of the acquisition date and assumed a mortgage payable (note 9).

(6) The acquisition of this portfolio of properties includes the issuance of redeemable noncontrolling interests in a consolidated joint venture (note 10) to the seller with a fair value of $30,000 as of the acquisition date.

The following table presents certain additional information regarding the Company's acquisitions during the year ended December 31, 2011. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 14)
Waxahachie Crossing	$ 1,752	$ 13,190	$ 1,849	$ 1,452	$ —
Village at Bay Park	5,068	8,956	2,549	359	—
Northcrest Shopping Center	3,907	26,974	3,437	347	6,935
Prattville Town Center	2,463	23,553	3,783	472	2,379
Landstown Commons	9,751	68,167	14,363	1,147	—
Silver Springs Pointe	3,032	12,126	1,171	373	—
Copps Grocery Store	892	4,642	701	—	—
University Town Center	5,471	26,506	2,856	850	1,703
Pick N Save Grocery Store	923	5,993	1,255	—	—
Walgreens NE Portfolio	3,998	20,855	1,873	194	—
Perimeter Woods (1)	9,010	44,081	4,763	98	2,432
Draper Peaks (2)	11,144	28,566	7,680	1,531	4,407
Shoppes at Prairie Ridge	4,556	20,387	4,033	—	5,174
Fairgrounds Crossing	6,163	14,356	4,460	772	—
Mullins Crossing (3)	5,683	30,264	5,556	1,757	1,723
Fox Point	3,502	11,581	3,396	238	—
Harvest Square	2,317	8,529	1,391	25	—
Palm Coast Landing	3,950	31,002	5,554	201	—
Dollar General - Sycamore	215	577	114	—	—
Total	$ 83,797	$ 400,305	$ 70,784	$ 9,816	$ 24,753

(1) The Company assumed a mortgage loan from the seller at the time of acquisition of $39,390 and recorded a mortgage premium of $1,588.

(2) The Company assumed a mortgage loan from the seller at the time of acquisition of $23,905.

(3) The Company assumed a mortgage loan from the seller at the time of acquisition of $22,233 and recorded a mortgage discount of $230.

During the year ended December 31, 2011, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $520,759. The Company financed these acquisitions with net proceeds from the "best efforts" offering, proceeds from our DRP and through the borrowing of $240,951, debt assumption of $85,528 secured by first mortgages on the properties and borrowing $48,000 on the line of credit.

(Dollars in thousands, except per share amounts)

For properties acquired during the year ended December 31, 2011, the Company recorded revenue of $29,418 and property net income of $835 not including expensed acquisition related costs.

The following condensed pro forma consolidated financial statements for the year ended December 31, 2012 include pro forma adjustments related to the acquisitions and financings during 2012 considered material to the consolidated financial statements which were Palm Coast Landing, Bayonne Crossing, Shoppes at Branson Hills, Walgreens NE Portfolio, Saxon Crossing, South Elgin Commons, FedEx Distribution Centers, BJ's at Richie Station, Shops at Moore, Centre Point Commons, Pathmark Portfolio, City Center, Miramar Square, Crossings at Killingly Commons, The Corner, University Town Center Phase II, Cannery Corner, Centennial Center, Centennial Gateway, Eastern Beltway, Eastgate and Lowe's Plaza, which are presented assuming the acquisitions had been consummated as of January 1, 2011.

The condensed pro forma consolidated financial statements for the year ended December 31, 2011 include pro forma adjustments related to the acquisitions during 2012 and 2011 considered material to the consolidated financial statements which were Northcrest Shopping Center, Prattville Town Center, Landstown Commons, University Town Center, Perimeter Woods, Draper Peaks, Shoppes at Prairie Ridge, Fairgrounds Crossing, Mullins Crossing, Palm Coast Landing, Shoppes at Branson Hills, Walgreens NE Portfolio, Saxon Crossing, South Elgin Commons, FedEx Distribution Centers, BJ's at Richie Station, Shops at Moore, Centre Point Commons, Pathmark Portfolio, City Center, Miramar Square, Crossings at Killingly Commons, The Corner, University Town Center Phase II, Cannery Corner, Centennial Center, Centennial Gateway, Eastern Beltway, Eastgate and Lowe's Plaza. Bayonne Crossing was a developmental property that was not stabilized until late 2011. For the year ended December 31, 2011 for pro forma disclosure purposes, this property is not considered material since it had minimal operations and no pro forma adjustments were made for Bayonne Crossing. The 2011 acquisitions are presented assuming the acquisitions had been consummated as of January 1, 2010.

On a pro forma basis, the Company assumes the common shares outstanding as of December 31, 2012 were outstanding as of January 1, 2011. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2012 and 2011 acquisitions had been consummated as of January 1, 2011 and 2010, respectively, nor does it purport to represent the results of operations for future periods.

	For the year ended December 31, 2012		
	Historical	Pro Forma Adjustments	As Adjusted (unaudited)
Total income	$ 134,335	$ 56,664	$ 190,999
Net income (loss) attributable to common stockholders	$ 2,616	$ (5,306)	$ (2,690)
Net income attributable to common stockholders per common share, basic and diluted	$ 0.03		$ (0.02)
Weighted average number of common shares outstanding, basic and diluted	91,146,154		114,727,439

	For the year ended December 31, 2011		
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$ 72,115	$ 86,958	$ 159,073
Net loss attributable to common stockholders	$ (2,279)	$ (9,705)	$ (11,984)
Net loss attributable to common stockholders per common share, basic and diluted	$ (0.05)		$ (0.10)
Weighted average number of common shares outstanding, basic and diluted	42,105,681		114,727,439

(Dollars in thousands, except per share amounts)

(4) Operating Leases

Minimum lease payments to be received under operating leases including ground leases, and excluding multi-family units (lease terms of twelve-months or less), as of December 31, 2012 for the years indicated, assuming no expiring leases are renewed, are as follows:

	Minimum Lease Payments
2013	$ 162,820
2014	155,548
2015	150,206
2016	144,452
2017	134,203
Thereafter	1,206,336
Total	$ 1,953,565

The remaining lease terms range from less than one year to 73 years. Most of the revenue from the Company's properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant's pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant's pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

(5) Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by the Company and three other REITs sponsored by the Company's Sponsor, Inland Real Estate Corporation, Retail Properties of America, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/ reimburse the members' deductible obligations for the first $100 of property insurance and $100 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting. The Company's risk of loss is limited to its investment and is not required to fund additional capital to the entity.

			Investment at	
Joint Venture	Description	Ownership %	December 31, 2012	December 31, 2011
Oak Property & Casualty LLC	Insurance Captive	25%	$ 248	$ 231

The Company's share of net income from its investment in the unconsolidated entity is based on the ratio of each member's premium contribution to the venture. The Company was allocated income of $17, $105 and $1 for the years ended December 31, 2012, 2011 and 2010, respectively.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

(Dollars in thousands, except per share amounts)

(6) Investment in Marketable Securities

Investment in marketable securities of $40,941 and $17,903 at December 31, 2012 and 2011, respectively, consists of primarily preferred and common stock and corporate bond investments in other publicly traded REITs which are classified as available-for-sale securities and recorded at fair value. The cost basis of the Company's investment in marketable securities was $37,943 and $18,373 at December 31, 2012 and 2011, respectively.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. The Company has recorded a net unrealized gain (loss) of $2,999 and $(470) on the accompanying consolidated balance sheet as of December 31, 2012 and 2011, respectively. The Company had net unrealized gains (losses) of $3,495, $(269) and $162 for the years ended December 31, 2012, 2011 and 2010, respectively, which have been recorded as other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis or first-in, first-out basis. For the years ended December 31, 2012, 2011 and 2010, the Company had realized gains (losses) of $26, $365 and $(2), respectively which has been recorded as realized gain (loss) on sale of marketable securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company's policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities: (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

(7) Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their fair values at December 31, 2012 and 2011 due to the short maturity of these instruments.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy as described in note 2 – "Fair Value Measurements."

The following table presents the Company's assets and liabilities, measured at fair value on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
December 31, 2012				
Asset - investment in marketable securities	$ 31,231	$ 9,710	$ —	$ 40,941
Liability - interest rate swap	$ —	$ 8,078	$ —	$ 8,078
December 31, 2011				
Asset - investment in marketable securities	$ 11,558	$ 6,345	$ —	$ 17,903
Liability - interest rate swap	$ —	$ 1,293	$ —	$ 1,293

The valuation techniques used to measure fair value of the investment in marketable securities above was quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6). The Company performs certain validation procedures such as verifying changes in security prices from one period to the next and verifying ending security prices on a test basis.

The valuation techniques used to measure the fair value of the interest rate swaps above in which the counterparties have high credit ratings, were derived from pricing models provided by a third party, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company verifies the ending values provided by the third party to the values received on the counterparties' statements for reasonableness. The Company's discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves.

(Dollars in thousands, except per share amounts)

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company's lenders using Level 3 inputs. The carrying value of the Company's mortgage debt was $1,158,051 and $463,663 at December 31, 2012 and 2011, respectively, and its estimated fair value was $1,189,621 and $470,569 as of December 31, 2012 and 2011, respectively. The Company's carrying amount of variable rate borrowings on the credit facility and securities margin payable approximates their fair values at December 31, 2012 and 2011.

(8) Transactions with Related Parties

The Company has an investment in an insurance captive entity with other REITs sponsored by our Sponsor. The entity is included in the Company's disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

As of December 31, 2012 and 2011, the Company owed a total of $2,532 and $1,909, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

At December 31, 2012 and 2011, the Company held $629 and $571, respectively, in shares of common stock in Inland Real Estate Corporation, which are classified as available-for-sale securities and recorded at fair value.

The Company has 1,000 shares of common stock in the Inland Real Estate Group of Companies with a recorded value of $1 at December 31, 2012 and 2011, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

The following table summarizes the Company's related party transactions for years ended December 31, 2012, 2011 and 2010.

		For the year ended December 31,			Unpaid amounts as of	
		2012	2011	2010	December 31, 2012	December 31, 2011
General and administrative:						
General and administrative reimbursement	(a)	$ 1,101	$ 793	$ 570	$ 335	$ 730
Loan servicing	(b)	185	98	17	—	—
Discount on shares issued to affiliates	(c)	294	55	83	—	—
Investment advisor fee	(d)	270	106	37	26	13
Total general and administrative to related parties		$ 1,850	$ 1,052	$ 707	$ 361	$ 743
Offering costs	(e)(f)	$51,745	$ 30,179	$ 22,009	$ 123	$ 126
Acquisition related costs	(g)	2,048	961	568	348	316
Real estate management fees	(h)	5,601	3,124	776	—	—
Business management fee	(i)	1,500	1,000	603	975	—
Loan placement fees	(j)	1,109	418	261	—	—
Cost reimbursements	(k)	—	75	113	—	—
Sponsor noninterest bearing advances	(l)	—	(1,500)	—	724	724
Sponsor contributions to pay dividends	(l)	—	1,500	2,889	—	—

(a) The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company's administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(b) A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1,000 of serviced loans and .01% for serviced loans over $1,000. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(Dollars in thousands, except per share amounts)

(c) The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 294,331, 55,203 and 83,239 shares to related parties for the years ended December 31, 2012, 2011 and 2010, respectively.

(d) The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities.

(e) A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed (paid) to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company's sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed (paid) as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. The Company does not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders' equity accounts.

(f) As of December 31, 2012, the Company had incurred $118,182 of offering costs, including $13,558 of issuer costs. Of the $118,182, $107,497 was paid or accrued to related parties, the majority of which was then reallowed (paid) to third party soliciting dealers. Pursuant to the terms of the "best efforts" offering, issuer costs may not exceed 1.5% of the gross offering proceeds over the life of the "best efforts" offering. In addition, the Business Manager has agreed to reimburse the Company all organization and offering expenses (including issuer costs, selling commissions and the marketing contribution) which together exceed 11.5% of gross offering proceeds over the life of the "best efforts" offering. These costs did not exceed these limitations upon completion of the "best efforts" offering.

(g) The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company's acquisition of real estate assets. These costs relate to both closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. The Company does not pay acquisition fees to its Business Manager or its affiliates.

(h) The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income.

(i) Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company's "average invested assets" (as defined in the business management agreement), calculated as follows:

  (1) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its "average invested assets" for that prior calendar quarter;

  (2) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1625% of its "average invested assets" for that prior calendar quarter;

  (3) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its "average invested assets" for that prior calendar quarter; or

  (4) if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

  (5) Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager's sole discretion, be waived permanently or deferred, without interest, to be paid at a later point in time. This obligation to pay the deferred fee terminates if the Company acquires the Business Manager. For the year ended December 31, 2012, the Business Manager was entitled to a business management fee in the amount equal to $9,195 of which $7,695 was permanently waived.

(Dollars in thousands, except per share amounts)

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company's executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered "executive officers." These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j) The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k) The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l) As of December 31, 2012, the Company owed $724 to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of the "best efforts" offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to non-interest bearing advances that were previously funded to the Company to cover a portion of distributions paid related to the three months ended December 31, 2010. For U.S. GAAP purposes, this forgiveness of debt was treated as a capital contribution from our Sponsor who has not received, and will not receive, any additional shares of our common stock for making this contribution. No additional contributions were made during the year ended December 31, 2012.

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the years ended December 31, 2012, 2011 and 2010.

The Company had a bank account with Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc. which was closed on November 28, 2012. As of December 31, 2011, the Company had deposited cash of $3,171 in Inland Bank and Trust.

(9) Mortgages, Credit Facility, and Securities Margins Payable

As of December 31, 2012, the Company had the following mortgages payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2012 (a)	Notes
09/28/2022	City Center	Daily LIBOR + 2.45%	$ 87,000	(b)
01/06/2023	Centennial Center	3.83%	70,455	
09/25/2013	Landstown Commons	Daily LIBOR + 2.25%	50,140	(c)
12/10/2018	Walgreens NE Portfolio - 9 properties	30-Day LIBOR + 2.20%	49,391	(d), (e)
04/01/2022	Bayonne Crossing	4.08%	45,000	(f)
01/01/2023	Centennial Gateway and Eastgate	3.81%	44,385	
01/06/2023	Eastern Beltway	3.83%	34,100	
09/01/2018	Perimeter Woods	6.02%	33,330	(d)
11/01/2017	Crossing at Killingly Commons	30-Day LIBOR + 2.75%	33,000	(d), (g)
12/31/2022	Miramar Square	4.16%	31,625	
06/01/2015	The Landing at Tradition	4.25%	31,000	(h)
10/06/2037	Pathmark Portfolio - 3 properties	4.15%	27,468	(i)
10/01/2015	Draper Peaks	5.74%	23,905	(d)
06/01/2015	Regal Court	5.30%	23,900	
03/01/2022	Palm Coast Landing	5.00%	22,550	
09/06/2016	Mullins Crossing	5.50%	21,738	(d)
09/01/2022	Shops at Moore	4.29%	21,300	

(Dollars in thousands, except per share amounts)

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2012 (a)	Notes
10/03/2019	FedEx Distribution Centers	30-Day LIBOR + 1.85%	21,615	(j)
05/09/2017	Shoppes at Branson Hills	30-Day LIBOR + 2.25%	20,300	(k)
06/01/2021	University Town Center	5.48%	18,690	
01/01/2018	Colonial Square Town Center	5.50%	18,140	(l)
08/06/2037	BJ's at Richie Station	4.60%	17,820	
05/01/2021	Prattville Town Center	5.48%	15,930	
05/01/2021	Northcrest Shopping Center	5.48%	15,780	
07/10/2017	Hamilton Crossing	5.10%	15,637	
12/20/2017	Wheatland Town Center	30-Day LIBOR + 2.35%	15,080	(m)
12/31/2022	Hasbro Office Building	30-Day LIBOR + 2.15%	14,900	(n)
10/01/2022	Centre Point Commons	4.34%	14,410	
10/06/2021	Fairgrounds Crossing	5.21%	13,453	
06/22/2016	Shoppes at Prairie Ridge	30-Day LIBOR + 2.50%	13,359	(o)
09/01/2019	One Webster	3.30%	12,925	
07/01/2022	Saxon Crossing	4.65%	11,400	
10/01/2017	The Crossings at Hillcroft	3.88%	11,370	
10/21/2016	Fox Point	30-Day LIBOR + 2.25%	10,837	(p)
09/01/2020	Kohl's at Calvine Pointe	5.70%	10,500	(q)
10/01/2020	Siemens' Building	5.06%	10,250	
08/01/2022	Siemens Gas Turbine Service Division	4.73%	9,790	
12/01/2026	Elementis Worldwide Global HQ	4.88%	9,625	
06/01/2015	Tradition Village Center	4.25%	9,500	(h)
07/23/2017	Bank Branch Portfolio - 9 properties	30-Day LIBOR + 2.20%	9,354	(r)
11/05/2015	Kohl's Bend River Promenade	30-Day LIBOR + 2.75%	9,350	(s)
06/01/2021	The Village at Bay Park	5.58%	9,183	
11/01/2020	Time Warner Cable Div. HQ	5.18%	9,100	
07/01/2021	Silver Springs	5.03%	8,800	
07/19/2022	Virginia Convenience Store Portfolio - 5 properties	5.25%	8,635	(t)
04/01/2021	Lima Marketplace	5.80%	8,383	
03/01/2021	Waxahachie Crossing	5.55%	7,750	
05/10/2014	Publix Shopping Center	5.90%	6,915	(d)
01/01/2018	Shops at Village Walk	5.50%	6,860	(l)
06/01/2017	Pleasant Hill Commons	6.00%	6,800	
01/01/2022	Harvest Square	4.65%	6,800	
11/11/2017	Shoppes at Branson Hills	5.95%	6,693	(k)
04/01/2021	Bell Oaks Shopping Center	5.59%	6,548	
06/01/2022	Eastside Junction	4.60%	6,270	
02/02/2017	Dollar General Portfolio II - 10 properties	5.25%	6,181	(u)
11/01/2024	Dollar General Pool II - 9 properties	4.65%	5,830	(v)
07/06/2022	Merrimack Village Center	4.36%	5,445	
11/01/2024	Dollar General Pool I - 8 properties	4.60%	5,297	(w)
09/01/2020	Lake City Commons	5.70%	5,200	(q)

(Dollars in thousands, except per share amounts)

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2012 (a)	Notes
07/01/2021	Walgreens – Lake Mary Plaza	5.10%	5,080	
09/01/2020	Whispering Ridge	5.70%	5,000	(q)
04/12/2017	Shoppes at Hawk Ridge	5.25%	4,950	(x)
11/08/2017	Dollar General Portfolio - 4 properties	5.25%	4,930	(y)
09/01/2022	Shops at Julington Creek	4.60%	4,785	
11/06/2022	Kohl's at Cummings	4.51%	4,675	
07/01/2021	Walgreens – Walgreens Plaza	5.30%	4,650	(d)
06/01/2041	Pick N Save Grocery Store	5.43%	4,490	
07/01/2021	Walgreens – Heritage Square	5.10%	4,460	
05/01/2041	Copp's Grocery Store	5.43%	3,480	
05/11/2016	Shoppes at Branson Hills	5.78%	3,090	(k)
			$ 1,156,582	

(a) Principal balance does not include net mortgage premium, of $1,468 associated with debt assumed at acquisition, net of accumulated amortization as of December 31, 2012.

(b) The loan bears interest at a rate equal to daily LIBOR plus 2.45% (2.66% as of December 31, 2012). On October 1, 2012, the Company entered into a forward interest rate swap related to this loan. See details relating to this forward swap in the interest rate swap agreements section below. The Company has provided a partial guarantee on this loan making it recourse for $9,000 of the unpaid principal and 100% of unpaid interest.

(c) The loan bears interest at a rate equal to daily LIBOR plus 2.25% (2.46% as of December 31, 2012). The Company extended the loan until September 25, 2013 on March 14, 2012. The Company plans to refinance to a new loan when the loan matures. There is no reasonable assurance that the Company will be able to refinance before the loan maturity date. The Company has provided a partial guarantee on this loan making it recourse for $25,000 of the unpaid principal and 100% of unpaid interest.

(d) Loan was assumed from the seller at the time of closing. The Company has provided a partial guarantee on the Mullins Crossing loan making it recourse for $2,200 of the unpaid principal and unpaid interest.

(e) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.20% (2.41% as of December 31, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(f) The loan bears interest at a fixed rate equal to 4.08% until March 31, 2015, 4.18% from April 1, 2015 until March 31, 2016, 4.33% from April 1, 2016 until March 31, 2019, and 4.43% from April 1, 2019 until April 1, 2022, the maturity date. Interest expense is recognized using the effective interest method base on effective interest rate of approximately 4.27%.

(g) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (2.96% as of December 31, 2012). Effective October 4, 2012, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below. The Company has provided a partial guarantee on this loan making it recourse for 25% of the unpaid principal and 100% of unpaid interest.

(h) This loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense is recognized using the effective interest method based on an effective interest rate of approximately 4.44%. This loan is secured by cross collateralized first mortgages by these two properties. The Company has provided a partial guarantee on this loan making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(i) Loan is secured by cross-collateralized first mortgages on three properties.

(j) The loan bears interest at a rate equal to thirty-day LIBOR plus 1.85% (2.07% as of December 31, 2012). On October 4, 2012, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(k) These three loans relate to a single property. One loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.46% as of December 31, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below. The two other loans were assumed from the seller at the time of closing.

(l) Loan is secured by cross-collateralized first mortgages on these two properties.

(Dollars in thousands, except per share amounts)

(m) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.35% (2.56% as of December 31, 2012). On December 20, 2012, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(n) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.15% (2.36% as of December 31, 2012).

(o) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.50% (2.71% as of December 31, 2012). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(p) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.46% as of December 31, 2012). On October 28, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(q) Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(r) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.20% (2.41% as of December 31, 2012). On July 24, 2012, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below. The Company has provided a partial guarantee on this loan making it recourse for 25% of the unpaid principal and 100% of unpaid interest. Loan is secured by cross-collateralized first mortgages on nine properties.

(s) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (2.97% as of December 31, 2012). On March 11, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreements section below.

(t) The Company has provided a partial guarantee on this loan making it recourse for 25% of the unpaid principal and 100% of unpaid interest.

(u) Loan is secured by cross collateralized first mortgages on ten Dollar General Properties.

(v) Loan is secured by cross collateralized first mortgages on nine Dollar General Properties.

(w) Loan is secured by cross collateralized first mortgages on eight Dollar General Properties.

(x) The Company has provided a partial guarantee on this loan making it recourse for $1,238 plus real estate taxes.

(y) Loan is secured by cross collateralized first mortgages on four Dollar General Properties

The principal amount of our mortgage loans outstanding as of December 31, 2012 and 2011 was $1,156,582 and $462,418, respectively, and had a weighted average stated interest rate of 4.32% and 4.94% per annum, respectively, which includes effects of interest rate swaps. All of the Company's mortgage loans are secured by first mortgages on the real estate assets.

The mortgage loans may require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of December 31, 2012, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2012, the Company entered into an amended and restated credit agreement (as amended the "Credit Facility"), under which the Company may borrow, on an unsecured basis, up to $105,000. The Company has the right, provided that no default has occurred and is continuing, to increase the facility amount up to $200,000 with approval from the lending group. The obligations under the Credit Facility will mature on October 31, 2015, which may be extended to October 31, 2016 subject to satisfaction of certain conditions. The Company has the right to terminate the facility at any time, upon one business day notice and the repayment of all of its obligations thereunder. Borrowings under the Credit Facility bear interest at a base rate applicable to any particular borrowing (e.g., LIBOR) plus a graduated spread that varies with the Company's leverage ratio. The Company generally will be required to make monthly interest-only payments, except that we may be required to make partial principal payments in order to comply with certain debt covenants set forth in the Credit Facility. On December 31, 2012, the interest rate was 1.90% per annum. The Company is also required to pay, on a quarterly basis, an amount up to 0.35% per annum on the average daily unused funds remaining under the Credit Facility. The Credit Facility requires compliance with certain covenants which may restrict the availability of funds under the Credit Facility. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our subsidiaries owning unencumbered properties. The amount outstanding on the Credit Facility as of December 31, 2012 and 2011 was $73,500 and $0, respectively.

The Company has purchased a portion of its marketable securities through margin accounts. As of December 31, 2012 and 2011, the Company had a payable of $17,872 and $1,293, respectively, for securities purchased on margin. The debt bears a variable interest rate. As of December 31, 2012 and 2011, the interest rate was 0.56% and 0.62% per annum, respectively. The securities margin payable is due upon the sale of any marketable securities.

(Dollars in thousands, except per share amounts)

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of December 31, 2012 and for the next five years and thereafter:

	Mortgages Payable (1)	Credit Facility	Securities Margin Payable	Total
2013	$ 50,824	$ —	$ 17,872	$ 68,696
2014	7,638	—	—	7,638
2015	99,016	73,500	—	172,516
2016	48,806	—	—	48,806
2017	120,792	—	—	120,792
Thereafter	829,506	—	—	829,506
Total	$ 1,156,582	$ 73,500	$ 17,872	$ 1,247,954

(1) Excludes net mortgage premiums of $1,468, associated with debt assumed at acquisition, net of accumulated amortization as of December 31, 2012.

Interest Rate Swap Agreements

On March 11, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,350 and a maturity date of November 5, 2015 associated with the debt secured by a first mortgage on the Kohl's Bend River Promenade property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.26% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.01% per annum.

On June 22, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $13,359 and a maturity date of June 22, 2016 associated with the debt secured by a first mortgage on the Shoppes at Prairie Ridge property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.97% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.47% per annum.

On October 28, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,837 and a maturity date of October 21, 2016 associated with the debt secured by a first mortgage on the Fox Point property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.50% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.75% per annum.

On May 9, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,150 and a maturity date of May 9, 2017 associated with the debt secured by a first mortgage on the Shoppes at Branson Hills property. This interest rate swap fixed 50% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.13% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.38% per annum.

On June 13, 2012, the Company assumed at the time of acquisition a floating-to-fixed interest rate swap agreement with an original notional value of $49,391 and a maturity date of December 10, 2018 associated with the debt secured by a first mortgage on the Walgreens NE Portfolio. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.20% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.17% per annum. At the time of acquisition, the swap was in a liability position with a fair market value of $5,219, which was recorded as part of the purchase price allocation.

On July 24, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $4,677 and a maturity date of July 20, 2017 associated with the debt secured by cross-collateralized first mortgages on the Bank Branch Portfolio. This interest rate swap fixed 50% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 0.89% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.09% per annum.

(Dollars in thousands, except per share amounts)

On October 1, 2012, the Company entered into a forward interest rate swap agreement with an original notional value of $45,000 and is effective on April 1, 2014 and matures on March 29, 2019, associated with the debt secured by a first mortgage on the City Center property. This interest rate swap will fix 50% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.40% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.85% per annum.

Effective October 4, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $24,750 and a maturity date of October 1, 2017 associated with the debt secured by a first mortgage on the Crossing at Killingly Commons located in Dayville, Connecticut. This interest rate swap fixed 75% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 0.98% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.73% per annum.

On October 4, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,808 and a maturity date of October 3, 2019 associated with the debt secured by a first mortgage on the FedEx Distribution Centers located in Houston, Texas. This interest rate swap fixed 50% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.30% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.15% per annum.

On December 20, 2012, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,900 and a maturity date of December 20, 2017 associated with the debt secured by a first mortgage on the Wheatland Town Center located in Dallas, Texas. This interest rate swap fixed approximately 66% of the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.01% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.36% per annum.

The Company has documented and designated these interest rate swaps as cash flow hedges. Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective. Effectiveness testing of the hedge relationship and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method. As these interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair values with corresponding offsets to accumulated other comprehensive income. The Company has recorded a net unrealized loss of $3,282 and $1,293 on the accompanying consolidated balance sheet as of December 31, 2012 and 2011, respectively. The interest rate swaps have been and are expected to remain highly effective for the term of the hedge. Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness on the hedges is reported in other income/expense. For the years ended December 31, 2012 and 2011, the Company had $66 and less than $1, respectively of ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from accumulated other comprehensive income to interest expense in the next twelve months total $1,556.

The table below presents the fair value of the Company's cash flow hedges as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011.

	December 31, 2012		December 31, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:				
Interest rate swaps	Other liabilities	$ 8,078	Other liabilities	$ 1,293

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of operations and other comprehensive income for year ended December 31, 2012 and 2011:

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Loss Recognized in Income on Derivative (Ineffective Portion)	Amount of Loss Recognized in Income on Derivative (Ineffective Portion)	
	2012	2011		2012	2011		2012	2011
Interest rate swaps	**$ 2,727**	**$ 1,581**	**Interest Expense**	**$ 738**	**$ 288**	**Other Expense**	**$ 66**	**$ —**

(Dollars in thousands, except per share amounts)

(10) Redeemable Noncontrolling Interests

On August 15, 2012, the Company entered into a consolidated joint venture with Market Place Partners No. 2, LLC ("MP Partners"). The joint venture was formed for the purpose of owning, operating and managing the Kohl's Cumming property (note 3). Upon formation of the joint venture, MP Partners contributed the property with a fair value of $8,500 to the joint venture. Upon formation, the joint venture issued 141,602 preferred units (the "MP Preferred Units") to the MP Partners, which were valued at $1,416. The MP Preferred Units will be paid a preferred return of 5.00% per annum starting on the date of issuance. The MP Preferred Units are senior as to distributions over the Company's interest in the joint venture. Upon the five year anniversary of issuance, either joint venture partner has the right to cause the joint venture to redeem the MP Preferred Units. The MP Partners has the right to cause the joint venture to redeem the MP Preferred Units for cash, or for shares of the Company's common stock on a one-for-one basis. If the MP Partners requests that the joint venture redeem the MP Preferred Units for shares of the Company, the joint venture may still elect to settle the redemption in cash. If the joint venture pays the redemption price of the MP Preferred Units in cash, the redemption value will be greater of i) $10.00 per unit, plus any accumulated, accrued and unpaid distributions to and including the date of redemption or ii) the Company's share price per share. The MP Preferred Units do not have any maturity date, and are not subject to mandatory redemption. The MP Preferred Units are subject to redemption features outside of the joint venture's control that results in presentation outside of permanent equity and are reported at the maximum redemption amount as redeemable noncontrolling interests in the Company's consolidated financial statements.

On September 28, 2012, the Company entered into a consolidated joint venture with LC White Plains Retail, LLC and LC White Plains Recreation, LLC (collectively, the "LC Partners"). The joint venture was formed for the purpose of owning, operating and managing the City Center property (note 3). Upon formation of the joint venture, the LC Partners contributed the property with a fair value of $166,393 to the joint venture. Upon formation, the joint venture authorized the issuance of 2,656,449 preferred units (the "LC Preferred Units"). As part of the contribution, the joint venture issued 609,149 units to LC Partners, which were valued at $6,092. If certain vacant spaces are leased by the LC Partners to tenants paying full rent by September 2014, the joint venture will issue the LC Partners up to an additional 2,047,300 LC Preferred Units. The joint venture's contingent obligation to issue the additional LC Preferred Units has been recorded as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets. The LC Preferred Units will be paid a preferred return of 4.00% per annum starting on fulfillment of the deferred investment property acquisition obligations. The LC Preferred Units are senior as to distributions over the Company's interest in the joint venture. Upon the three, five and seven year anniversaries of issuance, if the Company has listed its shares on a national stock exchange, as defined, the LC Partners have the right to cause the joint venture to redeem a portion of their LC Preferred Units for shares of the Company's common stock on a one-for-one basis. Additionally, upon the ten year anniversary of issuance and thereafter, either joint venture partner has the right to cause the joint venture to redeem the LC Preferred Units for cash, or for shares of the Company common stock on a one-for-one basis. If the LC Partners request that the joint venture redeem the LC Preferred Units for shares of the Company, the joint venture may still elect to settle the redemption in cash. If the joint venture pays the redemption price of the LC Preferred Units in cash, the redemption value will be the greater of i) $10.00 per unit, plus any accumulated, accrued and unpaid distributions to and including the date of redemption or ii) the Company's share price per share. The LC Preferred Units do not have any maturity date, and are not subject to mandatory redemption. The LC Preferred Units are subject to redemption features outside of the joint venture's control that results in presentation outside of permanent equity and are reported at the maximum redemption amount as redeemable noncontrolling interests in the Company's consolidated financial statements.

On October 3, 2012, the Company entered into a consolidated joint venture with Dayville Unit Investors, LLC ("Dayville Investors"). The joint venture was formed for the purpose of owning, operating and managing a 395,539 square-foot retail shopping center known as Crossing at Killingly Commons located in Dayville, Connecticut. Upon formation of the joint venture, the Dayville Investors contributed the property with a fair market value of $54,608 to the joint venture. Upon formation, the joint venture issued 960,802 preferred units (the "Dayville Preferred Units") to Dayville Investors, which were valued at $9,608. If certain vacant spaces are leased by the Dayville Investors to tenants paying full rent by January 31, 2015, the joint venture will pay up to $5,584 or issue up to an additional 558,362 Dayville Preferred Units to the Dayville Investors. The joint venture's contingent obligation has been recorded as a liability included in deferred investment property acquisition obligations on the consolidated balance sheet. The Dayville Preferred Units will be paid a preferred return of 3.50% per annum on October 3, 2012 through October 2, 2015. Thereafter, the Dayville Preferred Units will be paid a preferred return of 5.50% per annum. The Dayville Preferred Units are senior as to distributions over the Company's interest in the joint venture. Upon the ten year anniversary of issuance and thereafter, either joint venture partner has the right to cause the joint venture to redeem the Dayville Preferred Units. The Dayville Investors have the right to cause the joint venture to redeem the Dayville Preferred Units for cash or for shares of the Company's common stock on a one-for-one basis. If the Dayville Investors request that the joint venture redeem the Dayville Preferred Units for shares of the Company, the joint venture may still select to settle the redemption in cash. If the joint venture pays the redemption of the Dayville Preferred Units in cash, the redemption value will be the greater of i) $10.00 per unit, plus any accumulated, accrued and unpaid distributions to and including the date of

(Dollars in thousands, except per share amounts)

redemption or ii) the Company's share price per share. The Dayville Preferred Units do not have any maturity date, and are not subject to mandatory redemption. The Dayville Preferred Units are subject to redemption features outside of the joint venture's control that results in presentation outside of permanent equity and are reported at the maximum redemption amount as redeemable noncontrolling interests in the Company's consolidated financial statements.

On December 27, 2012, the Company entered into a consolidated joint venture with Centennial Centre, L.L.C., Eastern - Beltway, Ltd., Centennial Gateway, L.L.C. and Retail Development Partners, LLC (each a "Territory Investor," and collectively, the "Territory Investors"). The joint venture was formed for the purpose of owning, operating and managing six retail shopping centers (Centennial Center, Centennial Gateway, Eastgate, Eastern Beltway Center, Cannery Corner and Lowe's Plaza) located in Las Vegas, and Henderson, Nevada, totaling 1,747,335 square-feet collectively the "Territory Portfolio". Upon formation of the joint venture, the Territory Investors contributed the fee simple interests in the properties with a fair market value of $288,738 to the joint venture. Upon formation, the joint venture issued 3,000,000 preferred units (the "Territory Preferred Units") to the Territory Investors, which were valued at $30,000. If certain vacant spaces are leased by the Territory Investors to tenants paying full rent by December 27, 2015, the joint venture will pay an additional amount up to $7,601. The joint venture's contingent obligation has been recorded as a liability included in deferred investment property acquisition obligations on the consolidated balance sheet. The Territory Preferred Units will be paid a preferred return of 4.00% per annum. The Territory Preferred Units are senior as to distributions over the Company's interest in the joint venture. Upon the five year anniversary of issuance, the Territory Investors have the right to cause the joint venture to redeem the Territory Preferred Units. The Territory Investors have the right to cause the joint venture to redeem the Territory Preferred Units for cash, based on $10.00 per unit plus any distributions, or for shares of the Company's common stock on a one-for-one basis if the Company has listed its shares on a national stock exchange, as defined. If the Territory Investors request that the joint venture redeem the Territory Preferred Units for shares of the Company, the joint venture may still select to settle the redemption in cash. If the joint venture pays the redemption of the Territory Preferred Units in cash, the redemption value will be the Company's share price per share less 50% of the excess of the share price per share and $10.00 per unit. The Territory Preferred Units do not have any maturity date, and are not subject to mandatory redemption however if the Territory Investors do not elect to redeem the Territory Preferred Units by December 27, 2018, the Company may require the joint venture to purchase and redeem any or all the existing Territory Preferred Units through cash settlement. The Territory Preferred Units are subject to redemption features outside of the joint venture's control that results in presentation outside of permanent equity and are be reported at the maximum redemption amount as redeemable noncontrolling interests in the Company's consolidated financial statements.

Below is a table reflecting the activity of the consolidated redeemable noncontrolling interests as of and for the year ended December 31, 2012.

	Redeemable Noncontrolling Interests
January 1, 2012	$ —
Issuance of redeemable noncontrolling interests	47,115
Net income attributable to redeemable noncontrolling interests	209
Payment of preferred return	(109)
December 31, 2012	$ 47,215

(11) Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ended December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2012 and 2011. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2012. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar years 2008, 2009, 2010 and 2011 remain subject to examination by U.S. and various state and local tax jurisdictions.

(Dollars in thousands, except per share amounts)

(12) Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.001639344, which if paid each day for a 366-day period, would equal to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ended December 31, 2012, 2011 and 2010, the Company declared cash distributions, totaling $54,687, $25,263 and $8,203, respectively.

(13) Earnings (loss) per Share

Basic earnings (loss) per share ("EPS") are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period (the "common shares"). Diluted EPS is computed by dividing net income (loss) attributable to common stockholders by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2012, the Company's only potentially dilutive common share equivalents outstanding were the redeemable noncontrolling interests which could be converted to 4,711,553 common shares at future dates. Such common share equivalents were excluded as they were antidilutive. The Company had no potentially dilutive common share equivalents outstanding as of December 31, 2011.

(14) Commitments and Contingencies

The acquisition of 24 of the Company's properties included earnout components to the purchase price. The maximum potential earnout payment was $77,592 at December 31, 2012. The table below presents the change in the Company's earnout liability for years ended December 31, 2012, 2011 and 2010.

	For the years ended December 31,		
	2012	2011	2010
Earnout liability – beginning of period	$ 25,290	$ 12,904	$ —
Increases:			
Acquisitions	57,990	24,753	12,849
Amortization expense	2,477	2,141	55
Decreases:			
Earnout payments	(16,026)	(14,824)	—
Other:			
Adjustments to acquisition related costs	849	316	—
Earnout liability – end of period	$ 70,580	$ 25,290	$ 12,904

The Company has provided a partial guarantee on nine mortgages payable of our subsidiaries. As of December 31, 2012, these guarantees totaled to an aggregate recourse amount of $70,435. See additional information relating to each of these guarantees in note 9.

As of December 31, 2012 our consolidated joint ventures had issued, $47,215 in redeemable noncontrolling interests which will become redeemable at future dates generally no earlier than in 2015 but generally no later than 2022 based on certain redemption criteria. The redeemable noncontrolling interests are not mandatory redeemable. The joint venture may issue common stock or pay cash or a mixture of both if they are redeemed. See additional information relating to these redeemable noncontrolling interests in note 10.

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(Dollars in thousands, except per share amounts)

(15) Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the years ended December 31, 2012 and 2011. As the Company acquires additional properties in the future, we may add business segments and related disclosures if they become significant.

(16) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2012 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2013 through the close of business on March 31, 2013. Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- In January 2013, total distributions declared for the month of December 2012 were paid in the amount equal to $5,831, of which $2,295 was paid in cash and $3,535 was reinvested through the Company's DRP, resulting in the issuance of an additional 372,150 shares of common stock.
- In February 2013, total distributions declared for the month of January 2013 were paid in the amount equal to $5,865, of which $2,315 was paid in cash and $3,550 was reinvested through the Company's DRP, resulting in the issuance of an additional 373,642 shares of common stock.
- In March 2013, total distributions declared for the month of February 2013 were paid in the amount equal to $5,311, of which $2,103 was paid in cash and $3,209 was reinvested through the Company's DRP, resulting in the issuance of an additional 337,757 shares of common stock.

On February 14, 2012, the Company entered into a $14,900 interest rate swap associated with the loan secured by a first mortgage on the Hasbro Office Building located in Providence, Rhode Island. This swap bears interest at a fixed rate equal to thirty-day LIBOR plus 2.15% per annum, and was effective on February 14, 2012 and matures on December 31, 2022. The swap effectively hedges the interest payment under the hedged portion of the loan to a fixed rate equal to 4.25% per annum.

On February 20, 2012, the Company entered into a $14,750 loan secured by a first mortgage on The Corner located in Tucson, Arizona. This loan bears interest at a fixed rate equal to 4.10% per annum, and matures on March 1, 2023.

(17) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2012 and 2011.

	2012			
	December 31	September 30	June 30	March 31
Total income	**$ 45,156**	**$ 35,794**	**$ 29,179**	**$ 24,205**
Net income (loss) attributable to common stockholders	$ (306)	$ 1,594	$ 990	$ 338
Net income (loss) attributable to common stockholders per common share, basic and diluted (1)	**$ 0.00**	**$ 0.02**	**$ 0.01**	**$ 0.01**
Weighted average number of common shares outstanding, basic and diluted (1)	114,436,422	104,419,606	81,159,713	64,164,709

	2011			
	December 31	September 30	June 30	March 31
Total income	**$ 22,028**	**$ 21,334**	**$ 17,145**	**$ 11,608**
Net income (loss) attributable to common stockholders	$ 302	$ (940)	$ (1,487)	$ (154)
Net income (loss) attributable to common stockholders per common share, basic and diluted (1)	**$ 0.01**	**$ (0.02)**	**$ (0.04)**	**$ (0.01)**
Weighted average number of common shares outstanding, basic and diluted (1)	54,037,413	45,723,031	38,231,644	30,128,389

(1) Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012
(Dollars in thousands)

		Initial Cost (A)			Gross amount at which carried at end of period (B)					
	Encumbrance	Land	Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Retail										
Merrimack Village Center *Merrimack, NH*	5,445	2,500	5,654	99	2,500	5,753	8,253	621	2007	2009
Pleasant Hill Commons *Kissimmee, FL*	6,800	5,000	5,200	47	5,000	5,247	10,247	576	2008	2010
Regal Court *Shreveport, LA*	23,900	6,500	31,306	165	6,500	31,471	37,971	3,125	2008	2010
Draper Crossing *Draper, UT*	—	8,500	11,665	289	8,500	11,954	20,454	1,155	2001	2010
Tradition Village Center *Port St. Lucie, FL*	9,500	4,400	12,702	—	4,400	12,702	17,102	1,160	2006	2010
The Landing At Tradition *Port St. Lucie, FL*	31,000	21,090	25,185	147	21,090	25,332	46,422	2,319	2007	2010
Temple Terrace *Temple Terrace, FL*	—	3,500	825	3,436	3,500	4,261	7,761	325	1969	2010
Kohl's at Calvine Pointe *Elk Grove, CA*	10,500	3,437	9,263	—	3,437	9,263	12,700	922	2007	2010
Lake City Commons *Lake City, FL*	5,200	1,584	7,570	—	1,584	7,570	9,154	706	2008	2010
Publix Shopping Center *St. Cloud, FL*	6,915	2,065	6,009	—	2,065	6,009	8,074	542	2003	2010
Kohl's Bend River Promenade *Bend, OR*	9,350	5,440	7,765	—	5,440	7,765	13,205	694	2009	2010
Whispering Ridge *Omaha, NE*	5,000	2,101	6,445	—	2,101	6,445	8,546	532	2008	2010
Bell Oaks Shopping Center *Newburgh, IN*	6,548	1,800	9,058	—	1,800	9,058	10,858	735	2008	2010
Colonial Square Town Center *Fort Myers, FL*	18,140	4,900	19,360	283	4,900	19,643	24,543	1,616	2010	2010
Shops At Village Walk *Fort Myers, FL*	6,860	1,645	7,840	—	1,645	7,840	9,485	606	2009	2010
Lima Marketplace *Fort Wayne, IN*	8,383	4,765	12,452	1	4,765	12,454	17,219	921	2008	2010
Dollar General - Ariton *Ariton, AL*	390	35	704	—	35	704	739	49	2010	2010
Dollar General - Collins *Collins, GA*	465	142	720	—	142	720	862	51	2010	2010
Dollar General - Decatur *Decatur, AL*	450	171	676	—	171	676	847	50	2010	2010

		Initial Cost (A)			Gross amount at which carried at end of period (B)					
	Encumbrance	Land	Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Dollar General - Dublin *Dublin, GA*	606	258	876	—	258	876	1,134	65	2010	2010
Dollar General - Duncanville *Duncanville, AL*	430	78	733	—	78	733	811	54	2010	2010
Dollar General - Excel *Frisco City, AL*	455	49	810	—	49	810	859	57	2010	2010
Dollar General - Lagrange *LaGrange, GA*	554	197	838	—	197	838	1,035	62	2011	2010
Dollar General - Milledgeville *Milledgeville, GA*	423	139	650	—	139	650	789	46	2010	2010
Dollar General - Uriah *Uriah, AL*	391	19	727	—	19	727	746	51	2010	2010
Waxahachie Crossing *Waxahachie, TX*	7,750	1,752	13,190	—	1,752	13,190	14,942	890	2010	2011
Village at Bay Park *Ashwaubenon, WI*	9,183	5,068	8,956	45	5,068	9,002	14,070	617	2005	2011
Northcrest Shopping Center *Charlotte, NC*	15,780	3,907	26,974	—	3,907	26,974	30,881	1,740	2008	2011
Prattville Town Center *Prattville, AL*	15,930	2,463	23,553	—	2,463	23,553	26,016	1,521	2007	2011
Landstown Commons *Virginia Beach, VA*	50,140	9,751	68,167	219	9,751	68,386	78,137	4,231	2007	2011
Silver Springs Pointe *Oklahoma City, OK*	8,800	3,032	12,126	—	3,032	12,126	15,158	783	2001	2011
Copps Grocery Store *Neenah, WI*	3,480	892	4,642	—	892	4,642	5,534	288	2000	2011
University Town Center *Norman, OK*	18,690	9,466	47,533	—	9,466	47,533	56,999	1,758	2009/2012	2011/2012
Pick N Save Grocery Store *Burlington, WI*	4,490	923	5,993	—	923	5,993	6,916	373	2009	2011
Walgreens - Lake Mary *Lake Mary, FL*	5,080	1,743	7,031	—	1,743	7,031	8,774	411	2009	2011
Walgreens Plaza *Jacksonville, NC*	4,650	1,031	7,320	—	1,031	7,320	8,351	430	2010	2011
Walgreens - Heritage Square *Conyers, GA*	4,460	1,224	6,504	—	1,224	6,504	7,728	380	2010	2011
Perimeter Woods *Charlotte, NC*	33,330	9,010	44,081	—	9,010	44,081	53,091	2,455	2008	2011
Draper Peaks *Draper, UT*	23,905	11,144	28,566	—	11,144	28,566	39,710	1,602	2007	2011
Shoppes At Prairie Ridge *Pleasant Prairie, WI*	13,359	4,556	20,388	32	4,556	20,420	24,976	1,144	2009	2011
Fairgrounds Crossing *Hot Springs, AR*	13,453	6,163	14,356	84	6,163	14,440	20,603	809	2011	2011

	Encumbrance	Initial Cost (A) Land	Initial Cost (A) Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (C)	Gross amount at which carried at end of period (B) Land and Improvements	Gross amount at which carried at end of period (B) Buildings and Improvements	Gross amount at which carried at end of period (B) Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Mullins Crossing	21,738	5,683	30,263	—	5,683	30,263	35,946	1,421	2005	2011
Evans, GA										
Fox Point	10,837	3,502	11,581	20	3,502	11,601	15,103	549	2008	2011
Neenah, WI										
Harvest Square	6,800	2,317	8,529	113	2,317	8,642	10,959	344	2008	2011
Harvest, AL										
Palm Coast Landing	22,550	3,950	31,002	—	3,950	31,002	34,952	1,094	2010	2011
Palm Coast, FL										
Dollar General - Sycamore	461	215	577	—	215	577	792	20	2011	2011
Sycamore, AL										
Dollar General Market	2,017	793	2,170	—	793	2,170	2,963	82	2011	2012
Port St. Joe, FL										
Hamilton Crossing	15,637	2,825	24,287	—	2,825	24,287	27,112	714	2008	2012
Alcoa, TN										
Dollar General Store - Buffalo	—	240	977	—	240	977	1,217	29	2011	2012
Buffalo, NY										
Shoppes at Branson Hills	30,083	10,798	36,434	—	10,798	36,434	47,232	986	2005	2012
Branson, MO										
Shoppes at Hawk Ridge	4,950	2,709	5,416	50	2,709	5,466	8,175	153	2008	2012
Lake St. Louis, MO										
Bayonne Crossing	45,000	20,911	48,066	—	20,911	48,066	68,977	1,323	2011	2012
Bayonne, NJ										
Eastside Junction	6,270	1,856	8,805	—	1,856	8,805	10,661	212	2008	2012
Athens, GA										
Shops at Julington Creek	4,785	2,247	5,578	—	2,247	5,578	7,825	138	2011	2012
Jacksonville, FL										
Dollar General Store - Lillian	—	318	575	—	318	575	893	14	2012	2012
Lillian, AL										
Dollar General Market - Slocomb	1,417	608	1,898	—	608	1,898	2,506	47	2012	2012
Slocomb, AL										
Dollar General Store - Clanton	—	389	656	—	389	656	1,045	15	2012	2012
Clanton, AL										
BB&T - Plantation	1,295	610	1,483	—	610	1,483	2,093	33	2001	2012
Plantation, FL										
BB&T - Wilmington	1,024	776	1,177	—	776	1,177	1,953	25	1990	2012
Wilmington, NC										
KeyBank - Beachwood	1,145	1,146	601	—	1,146	601	1,747	14	1979	2012
Beachwood, OH										
KeyBank - Euclid	612	260	912	—	260	912	1,172	20	1965	2012
Euclid, OH										
KeyBank - Mentor	921	680	914	—	680	914	1,594	20	1976	2012
Mentor, OH										
KeyBank - Pepper Pike	860	957	689	—	957	689	1,646	15	1974	2012
Pepper Pike, OH										

		Initial Cost (A)		Cost Capitalized Subsequent to Acquisition (C)	Gross amount at which carried at end of period (B)					
	Encumbrance	Land	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
KeyBank - Shaker Heights *Shaker Heights, OH*	932	736	1,047	—	736	1,047	1,783	23	1957	2012
Regions Bank - Acworth *Acworth, GA*	1,043	570	1,068	—	570	1,068	1,638	24	2004	2012
Regions Bank - Alpharetta *Alpharetta, GA*	1,522	698	1,365	—	698	1,365	2,063	31	2003	2012
Dollar General Store - Marbury *Marbury, AL*	—	231	685	—	231	685	916	15	2012	2012
Dollar General Store - Gilbertown *Gilbertown, AL*	—	123	1,008	—	123	1,008	1,131	21	2012	2012
South Elgin Commons *Elgin, IL*	—	3,771	18,684	—	3,771	18,684	22,455	397	2011	2012
Walgreens - Berlin *Berlin, CT*	4,840	2,000	4,155	—	2,000	4,155	6,155	90	2007	2012
Walgreens - Brandford *Brandford, CT*	5,285	2,200	4,500	—	2,200	4,500	6,700	98	2007	2012
Walgreens - Brockton *Brockton, MA*	6,421	3,500	4,424	—	3,500	4,424	7,924	97	2007	2012
Walgreens - Derry *Derry, NH*	4,988	1,750	4,363	—	1,750	4,363	6,113	95	2007	2012
Walgreens - Dover *Dover, NH*	4,742	1,800	4,043	—	1,800	4,043	5,843	88	2008	2012
Walgreens - Ledgewood *Ledgewood, NJ*	6,223	2,600	5,352	—	2,600	5,352	7,952	116	2007	2012
Walgreens - Melrose *Melrose, MA*	6,026	3,000	4,435	—	3,000	4,435	7,435	92	2007	2012
Walgreens - Mount Ephraim *Mount Ephraim, NJ*	6,223	2,600	5,581	—	2,600	5,581	8,181	115	2007	2012
Walgreens - Sewell *Sewell, NJ*	4,643	2,200	4,918	—	2,200	4,918	7,118	104	2008	2012
Saxon Crossing *Orange City, FL*	11,400	3,455	14,555	—	3,455	14,555	18,010	271	2009	2012
Dollar General Store - Enterprise *Enterprise, AL*	—	220	768	—	220	768	988	14	2012	2012
Dollar General Store - Odenville *Odenville, AL*	—	197	613	—	197	613	810	11	2012	2012
BP - Gordonsville *Gordonsville, VA*	707	840	322	—	840	322	1,162	5	1997	2012
BP - Fontaine *Charlottesville, VA*	1,476	1,043	1,374	—	1,043	1,374	2,417	21	1989	2012
BP - Monticello *Charlottesville, VA*	1,030	399	1,285	—	399	1,285	1,684	20	1995	2012
BP - Seminole *Charlottesville, VA*	1,695	945	1,833	—	945	1,833	2,778	28	1992	2012

		Initial Cost (A)			Gross amount at which carried at end of period (B)					
	Encumbrance	Land	Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Citgo - Gordonsville *Gordonsville, VA*	3,727	2,250	3,796	—	2,250	3,796	6,046	59	2003	2012
BJ's at Richie Station *Capital Heights, MD*	17,820	4,486	24,827	—	4,486	24,827	29,313	364	2010	2012
Dollar General Market - Candler *Candler, NC*	—	398	2,497	—	398	2,497	2,895	39	2012	2012
Shops at Moore *Moore, OK*	21,300	6,674	28,206	—	6,674	28,206	34,880	432	2010	2012
Kohl's - Cumming *Cumming, GA*	4,675	2,750	5,478	—	2,750	5,478	8,228	84	2000	2012
Dollar General Market - Vienna *Vienna, GA*	1,417	635	1,883	—	635	1,883	2,518	23	2012	2012
Centre Point Commons *Bradenton, FL*	14,410	2,842	21,938	—	2,842	21,938	24,780	251	2007	2012
Dollar General Store - Borger *Borger, TX*	589	214	680	—	214	680	894	9	2010	2012
Dollar General Store - Brookshire *Brookshire, TX*	863	347	960	—	347	960	1,307	12	2010	2012
Dollar General Store - Bullard *Bullard, TX*	600	159	747	—	159	747	906	9	2009	2012
Dollar General Store - Cisco *Cisco, TX*	531	40	757	—	40	757	797	9	2010	2012
Dollar General Store - Glen Rose *Glen Rose, TX*	903	297	1,087	—	297	1,087	1,384	14	2010	2012
Dollar General Store - Hamilton *Hamilton, TX*	626	147	807	—	147	807	954	10	2010	2012
Dollar General Store - Itasca *Itasca, TX*	543	30	784	—	30	784	814	10	2010	2012
Dollar General Store - Joaquin *Joaquin, TX*	656	50	935	—	50	935	985	12	2010	2012
Dollar General Store - Llano *Llano, TX*	804	207	1,019	—	207	1,019	1,226	13	2010	2012
Dollar General Store - Memphis *Memphis, TX*	461	29	654	—	29	654	683	8	2009	2012
Dollar General Store - Mt. Vernon *Mt. Vernon, TX*	641	60	919	—	60	919	979	11	2010	2012
Dollar General Store - Pineland *Pineland, TX*	703	108	950	—	108	950	1,058	12	2009	2012
Dollar General Store - Rockdale *Rockdale, TX*	592	117	784	—	117	784	901	10	2010	2012
Dollar General Store - Sealy *Sealy, TX*	723	348	745	—	348	745	1,093	9	2010	2012
Dollar General Store - Van Horn *Van Horn, TX*	707	48	1,022	—	48	1,022	1,070	13	2010	2012

		Initial Cost (A)		Cost Capitalized Subsequent to Acquisition (C)	Gross amount at which carried at end of period (B)					
	Encumbrance	Land	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Lake City Commons II	—	511	2,130	—	511	2,130	2,641	26	2011	2012
Lake City, FL										
Pathmark - Seaford	13,839	2,440	17,000	—	2,440	17,000	19,440	213	1968	2012
Seaford, NY										
Pathmark - Upper Darby	8,835	1,750	11,834	—	1,750	11,834	13,584	147	1978	2012
Upper Darby, PA										
Pathmark - Wilmington	4,794	1,348	6,622	—	1,348	6,622	7,970	82	1981	2012
Wilmington, DE										
Schnucks - Arsenal	—	1,403	4,722	—	1,403	4,722	6,125	58	1984	2012
St. Louis, MO										
Schnucks - Festus	—	1,507	5,584	—	1,507	5,584	7,091	69	1984	2012
Festus, MO										
Schnucks - Grand	—	1,536	5,632	—	1,536	5,632	7,168	66	1989	2012
St. Louis, MO										
Dollar General Store - Anson	608	109	816	—	109	816	925	8	2009	2012
Anson, TX										
Dollar General Store - East Bernard	577	76	799	—	76	799	875	7	2009	2012
East Bernard, TX										
City Center	87,000	11,617	136,439	—	11,617	136,439	148,056	1,198	2004	2012
White Plains, NY										
Miramar Square	31,625	14,940	34,784	—	14,940	34,784	49,724	325	2008	2012
Miramar, FL										
Crossing at Killingly Commons	33,000	15,281	39,212	—	15,281	39,212	54,493	364	2010	2012
Dayville, CT										
Wheatland Town Center	15,080	3,684	32,973	—	3,684	32,973	36,657	301	2012	2012
Dallas, TX										
Dollar General Store - Hertford	—	193	1,077	—	193	1,077	1,270	9	2012	2012
Hertford, NC										
Dollar General Market - Resaca	1,635	634	2,203	—	634	2,203	2,837	21	2012	2012
Resaca, GA										
Landings at Ocean Isle Beach	—	2,587	5,497	—	2,587	5,497	8,084	35	2009	2012
Ocean Isle Beach, NC										
The Corner	—	3,521	20,429	—	3,521	20,429	23,950	121	2010	2012
Tucson, AZ										
Dollar General Store - Remlap	—	124	682	—	124	682	806	4	2012	2012
Remlap, AZ										
Dollar General Market - Canton	—	629	2,329	—	629	2,329	2,958	7	2012	2012
Canton, MS										
Cannery Corner	—	3,322	10,557	—	3,322	10,557	13,879	—	2008	2012
North Las Vegas, NV										
Centennial Center	70,455	9,824	111,444	—	9,824	111,444	121,268	—	1999	2012
Las Vegas, NV										
Centennial Gateway	29,978	6,758	39,834	—	6,758	39,834	46,592	—	2005	2012
Las Vegas, NV										

	Encumbrance	Initial Cost (A) Land	Initial Cost (A) Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (C)	Gross amount at which carried at end of period (B) Land and Improvements	Gross amount at which carried at end of period (B) Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Date Constructed	Date of Acquisition
Eastern Beltway	34,100	5,467	52,095	—	5,467	52,095	57,562	—	1998	2012
Las Vegas, NV										
Eastgate	14,407	3,794	19,775	—	3,794	19,775	23,569	—	1998	2012
Henderson, NV										
Lowe's Plaza	—	1,805	3,103	—	1,805	3,103	4,908	—	2007	2012
Las Vegas, NV										
Office										
Siemens' Building	10,250	4,426	9,880	405	4,426	10,285	14,711	879	2009	2010
Buffalo Grove, IL										
Time Warner Cable Division HQ	9,100	682	15,408	—	682	15,408	16,090	1,130	2000	2010
East Syracuse, NY										
Elementis Worldwide Global HQ	9,625	1,089	12,327	—	1,089	12,327	13,416	256	2012	2012
East Windsor, NJ										
Hasbro Office Building	14,900	3,400	21,635	—	3,400	21,635	25,035	—	1985	2012
Providence, RI										
Multi-Family										
The Crossings At Hillcroft	11,370	1,240	17,362	—	1,240	17,362	18,602	1,375	2007	2010
Houston, TX										
One Webster	12,925	3,462	19,243	—	3,462	19,243	22,705	394	2011	2012
Chelsea, MA										
Industrial										
Siemens Gas Turbine Service Division	9,790	2,786	13,837	—	2,786	13,837	16,623	249	2012	2012
Deer Park, TX										
FedEx Distribution Centers	21,615	5,820	30,518	—	5,820	30,518	36,338	570	2009	2012
Houston, TX										
TOTAL (G):	$ 1,156,582	$ 391,109	$ 1,642,638	$ 5,435	$ 391,109	$ 1,648,075	$2,039,184	$ 54,843		

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
Schedule III (continued)
Real Estate and Accumulated Depreciation
December 31, 2012
(Dollars in thousands)

Notes:

(A) The initial cost to the Company represents the original purchase price of the property, including estimated earnouts and other amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The aggregate cost of real estate owned at December 31, 2012 for federal income tax purposes was approximately $2,181,151 (unaudited).

(C) Does not include construction in progress.

(D) Reconciliation of real estate owned:

	Year ended December 31,	
	2012	2011
Balance at beginning of period	$ 802,646	$ 314,344
Acquisitions	1,235,302	484,101
Improvements	1,234	4,201
Balance at close of period	$ 2,039,182	$ 802,646

(E) Reconciliation of accumulated depreciation:

	Year ended December 31,	
	2012	2011
Balance at beginning of period	$ 20,044	$ 3,329
Depreciation expense	34,799	16,715
Balance at close of period	$ 54,843	$ 20,044

(F) Depreciation is computed based upon the following estimated lives:

Buildings and improvements	15 – 30 years
Tenant improvements	Shorter of life of asset or term of the lease

(G) Amounts in this table may not tie to the total due to rounding.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our principal executive officer and our principal financial officer, evaluated as of December 31, 2012, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures, as of December 31, 2012, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our principal executive officer and principal financial officer, evaluated as of December 31, 2012, the effectiveness of our internal control over financial reporting based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to permanent rules adopted by the Securities and Exchange Commission, permitting the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be presented in our definitive proxy statement for our 2013 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2013, and is incorporated by reference into this Item 10.

We have adopted a code of ethics, which is available on our website free of charge at http://www.inlanddiversified.com. We will provide the code of ethics free of charge upon request to our customer relations group.

Item 11. Executive Compensation

The information required by this Item will be presented in our definitive proxy statement for our 2013 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2013, and is incorporated by reference into this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be presented in our definitive proxy statement for our 2013 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2013 and is incorporated by reference into this Item 12.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be presented in our definitive proxy statement for our 2013 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2013 and is incorporated by reference into this Item 13.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be presented in our definitive proxy statement for our 2013 annual meeting of stockholders which we anticipate filing with the SEC no later than April 30, 2013, and is incorporated by reference into this Item 14.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed:

  (1) Financial Statements:

    Report of Independent Registered Public Accounting Firm

    The consolidated financial statements of the Company are set forth in the report in Item 8.

  (2) Financial Statement Schedules:

    Financial statement schedule for the year ended December 31, 2012 is submitted herewith.

    Real Estate and Accumulated Depreciation (Schedule III)

  (3) Exhibits:

    The list of exhibits filed as part of this Annual Report is set forth on the Exhibit Index attached hereto.

(b) Exhibits:

  The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) Financial Statement Schedules

All schedules other than those indicated in the index have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

	/s/ Barry L. Lazarus
BY:	Barry L. Lazarus
	President and principal executive officer
Date:	March 13, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ Robert D. Parks		March 13, 2013
Name:	Robert D. Parks	Director and chairman of the board	
By:	/s/ Barry L. Lazarus	Director and president	March 13, 2013
Name:	Barry L. Lazarus	(principal executive officer)	
By:	/s/ Steven T. Hippel	Treasurer and chief financial officer	March 13, 2013
Name:	Steven T. Hippel	(principal financial officer)	
By:	/s/ Brenda G. Gujral		March 13, 2013
Name:	Brenda G. Gujral	Director	
By:	/s/ Lee A. Daniels		March 13, 2013
Name:	Lee A. Daniels	Director	
By:	/s/ Heidi N. Lawton		March 13, 2013
Name:	Heidi N. Lawton	Director	
By:	/s/ Gerald W. Grupe		March 13, 2013
Name:	Gerald W. Grupe	Director	
By:	/s/ Charles H. Wurtzebach		March 13, 2013
Name:	Charles H. Wurtzebach	Director	

Exhibit Index

Exhibit No.	Description
3.1	First Articles of Amendment and Restatement of Inland Diversified Real Estate Trust, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
3.2	Amended and Restated Bylaws of Inland Diversified Real Estate Trust, Inc., effective August 12, 2009 (incorporated by reference to Exhibit 3.2 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356))
4.1	Distribution Reinvestment Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Registrant's Form S-3D Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 3, 2012 (file number 333-182748))
4.2	Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on April 16, 2010 (file number 333-153356)), as amended by First Amendment to the Amended and Restated Share Repurchase Program of Inland Diversified Real Estate Trust, Inc., effective November 1, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
4.3	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.3 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on September 5, 2008 (file number 333-153356))
10.1	Amended and Restated Business Management Agreement, effective as of September 8, 2011, by and among Inland Diversified Real Estate Trust, Inc., Inland Diversified Business Manager & Advisor, Inc. and Inland Real Estate Investment Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
10.2	Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Real Estate Services LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
10.3	Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Asset Services LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
10.4	Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Leasing Services LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
10.5	Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Development Services LLC (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)

Exhibit No.	Description
10.6	Purchase and Sale Agreement, dated as of December 23, 2010, by and between Prattcenter, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 10, 2011, the Sixth Amendment, dated as of March 10, 2011 and the Seventh Amendment, dated as of March 10, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.7	Assignment, dated as of March 11, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.8	Assignment and Assumption of Leases, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.9	Earnout Agreement, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.10	Post Closing and Indemnity Agreement, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.11	Purchase and Sale Agreement, dated as of December 23, 2010, by and between Reames Investors, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of February 14, 2011, the Second Amendment, dated as of March 1, 2011, the Third Amendment, dated as of March 4, 2011, the Fourth Amendment, dated as of March 8, 2011 and the Fifth Amendment, dated as of March 10, 2011 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.12	Assignment, dated as of March 11, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.13	Assignment and Assumption of Leases, dated as of March 11, 2011, by and between Reames Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.14	Earnout Agreement, dated as of March 11, 2011, by and between Reams Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)
10.15	Post Closing and Indemnity Agreement, dated as of March 11, 2011, by and between Reams Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011)

Exhibit No.	Description
10.16	First Amended and Restated Credit Agreement, dated as of November 1, 2012, among Inland Diversified Real Estate Trust, Inc., as borrower, and KeyBank National Association, as administrative agent, KeyBanc Capital Markets, as sole lead arranger, RBS Citizens, N.A. d/b/a Charter One, as syndication agent, PNC Bank, National Association, as documentation agent and the several banks, financial institutions and other entities that may from time to time become parties thereto, as lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 7, 2012)
10.17	Form of Note, dated November 1, 2012, by Inland Diversified Real Estate Trust, Inc. for the benefit lenders under the Credit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 7, 2012)
10.18	Subsidiary Guaranty, dated as of November 1, 2012, by the parties identified on the signature pages thereto to and for the benefit of KeyBank National Association for itself and as administrative agent for the lenders under the Credit Agreement and to and for the benefit of the counterparties to certain related swap obligations (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 7, 2012)
10.19	Agreement of Purchase and Sale of Shopping Center, dated as of November 18, 2010, by and between Mountain Ventures Virginia Beach, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 18, 2011, the Second Amendment, dated as of January 28, 2011, the Third Amendment, dated as of February 3, 2011, the Fourth Amendment, dated as of February 10, 2011, the Fifth Amendment, dated as of February 17, 2011, the Sixth Amendment, dated as of March 10, 2011 and the Seventh Amendment, dated as of March 23, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.20	Assignment, dated as of March 25, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.21	Assignment of Leases, dated as of March 25, 2011, by Mountain Ventures Virginia Beach, L.L.C. for the benefit of Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.22	Post Closing Agreement, dated as of March 25, 2011, by and between Mountain Ventures Virginia Beach, L.L.C. and Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.23	Term Loan Agreement, dated as of March 25, 2011, by and between Inland Diversified Virginia Beach Landstown, L.L.C., as borrower, and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.24	Promissory Note, dated as of March 25, 2011, by Inland Diversified Virginia Beach Landstown, L.L.C. for the benefit of Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.25	Guaranty Agreement, dated as of March 25, 2011, by Inland Diversified Real Estate Trust, Inc. in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)
10.26	Environmental Indemnification and Release Agreement, dated as of March 25, 2011, by and between Inland Diversified Virginia Beach Landstown, L.L.C. and Bank of America, N.A. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011)

Exhibit No.	Description
10.27	Purchase and Sale Agreement, dated as of December 23, 2010, by and between UTC I, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011, the Eighth Amendment, dated as of March 24, 2011, the Ninth Amendment, dated as of April 15, 2011 and the Tenth Amendment, dated as of April 29, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.28	Assignment, dated as of April 29, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.29	Assignment and Assumption of Leases, dated as of April 29, 2011, by UTC I, LLC for the benefit of Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.30	Post Closing and Indemnity Agreement, dated as of April 29, 2011, by and between UTC I, LLC and Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.31	Loan Agreement, dated as of April 29, 2011, by and between Inland Diversified Prattville Legends, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.32	Promissory Note, dated as of April 29, 2011, by Inland Diversified Prattville Legends, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.33	Guaranty Agreement, dated as of April 29, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.34	Environmental Indemnification Agreement, dated as of April 29, 2011, by and between Inland Diversified Prattville Legends, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.35	Loan Agreement, dated as of April 29, 2011, by and between Inland Diversified Charlotte Northcrest, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.36	Promissory Note, dated as of April 29, 2011, by Inland Diversified Charlotte Northcrest, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.37	Guaranty Agreement, dated as of April 29, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)

Exhibit No.	Description
10.38	Environmental Indemnification Agreement, dated as of April 29, 2011, by and between Inland Diversified Charlotte Northcrest, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011)
10.39	Loan Agreement, dated as of May 19, 2011, by and between Inland Diversified Norman University, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011)
10.40	Promissory Note, dated as of May 19, 2011, by Inland Diversified Norman University, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011)
10.41	Guaranty Agreement, dated as of May 19, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011)
10.42	Environmental Indemnification Agreement, dated as of May 19, 2011, by and between Inland Diversified Norman University, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011)
10.43	Purchase and Sale Agreement, dated as of December 23, 2010, by and between Perimeter Woods Retail SAE, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011 and the Eighth Amendment, dated as of May 12, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.44	Assignment, dated as of June 1, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.45	Assignment and Assumption of Leases, dated as of June 1, 2011, by Perimeter Woods Retail SAE, LLC for the benefit of Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.46	Post Closing and Indemnity Agreement, dated as of June 1, 2011, by and between Perimeter Woods Retail SAE, LLC and Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.47	Loan Assumption Agreement, dated as of June 1, 2011, by and between Inland Diversified Charlotte Perimeter Woods, L.L.C., as borrower, and Jackson National Life Insurance Company, as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.48	Assumption and Modification Agreement, dated as of June 1, 2011, by Inland Diversified Charlotte Perimeter Woods, L.L.C. for the benefit of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)

Exhibit No.	Description
10.49	Indemnification Agreement, dated as of June 1, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.50	Environmental Indemnity Agreement, dated as of June 1, 2011, by and between Inland Diversified Charlotte Perimeter Woods, L.L.C. and Inland Diversified Real Estate Trust, Inc., as Indemnitor, in favor of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011)
10.51	Letter Agreement, dated as of April 27, 2010, by and between Draper Peaks, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011)
10.52	Assignment, dated as of June 17, 2011, by and between Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011)
10.53	Assignment of Leases, dated as of June 17, 2011, by and between Draper Peaks, L.L.C. for the benefit of Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011)
10.54	Guaranty, dated as of June 17, 2011, by and between Draper Peaks, L.L.C. and Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011)
10.55	Purchase and Sale Agreement, dated as of December 23, 2010, by and among Mullins Crossing, LLC and Mullins Crossing Out Parcels, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 25, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011, the Eighth Amendment, dated as of May 11, 2011, the Ninth Amendment, dated as of June 8, 2011, the Tenth Amendment, dated as of June 29, 2011, the Eleventh Amendment, dated as of July 14, 2011, the Twelfth Amendment, dated as of August 1, 2011, the Thirteenth Amendment, dated as of August 15, 2011, the Fourteenth Amendment, dated as of August 18, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.56	Assignment, dated as of August 18, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Evans Mullins Outlots, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.57	Assignment, dated as of August 18, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Evans Mullins, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.58	Assignment and Assumption of Leases, dated as of August 18, 2011, by Mullins Crossing Out Parcels, LLC to Inland Diversified Evans Mullins Outlots, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.59	Assignment and Assumption of Leases, dated as of August 18, 2011, by Mullins Crossing, LLC to Inland Diversified Evans Mullins, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)

Exhibit No.	Description
10.60	Post Closing and Indemnity Agreement, dated as of August 18, 2011, by and among Inland Diversified Evans Mullins, L.L.C. and Inland Diversified Evans Mullins Outlots, L.L.C. and Mullins Crossing, LLC and Mullins Crossing Out Parcels, LLC (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.61	Assumption Agreement, dated as of August 18, 2011, by and among U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8, as Noteholder, Mullins Crossing, LLC, as Borrower, Inland Diversified Evans Mullins, L.L.C., as Assumptor, and Inland Diversified Real Estate Trust, Inc., as New Guarantor (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.62	Limited Payment Guaranty, dated as of August 18, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8, its Successors and Assigns (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.63	Guaranty of Recourse Obligations, dated as of August 18, 2011, by Inland Diversified Real Estate Trust, Inc. in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.64	Environmental and Hazardous Substance Indemnification Agreement, dated as of August 18, 2011, by and between Inland Diversified Evans Mullins, L.L.C. and Inland Diversified Real Estate Trust, Inc., collectively, the Indemnitor, to and for the benefit of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8 (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011)
10.65	First Modification of Note, Loan Agreement and Other Loan Documents, dated as of March 13, 2012, by and among Inland Diversified Virginia Beach Landstown, L.L.C., as borrower, Bank of America, N.A., as lender, and Inland Diversified Real Estate Trust, Inc. as guarantor (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 19, 2012)
10.66	Limited Liability Company Operating Agreement of Inland Diversified White Plains City Center Member, L.L.C., made as of September 28, 2012, by and between Inland Diversified White Plains City Center Member II, L.L.C., LC White Plains Retail, LLC and LC White Plains Recreation, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.67	Agreement of Contribution, dated as of September 28, 2012, by and between LC White Plains Retail, LLC, LC White Plains Recreation, LLC and Inland Diversified White Plains City Center Member II, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.68	Mortgage, dated as of September 28, 2012, by Inland Diversified White Plains City Center, L.L.C. to and in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)

Exhibit No.	Description
10.69	Environmental Indemnification and Release Agreement, dated as of September 28, 2012, by and between Inland Diversified White Plains City Center, L.L.C., Inland Diversified Real Estate Trust, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.70	Limited Guaranty Agreement, dated as of September 28, 2012, by Inland Diversified Real Estate Trust, Inc. in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.71	Term Loan Agreement, dated as of September 28, 2012, by and between Inland Diversified White Plains City Center, L.L.C., as borrower and Bank of America, N.A. as lender (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.72	Promissory Note, dated as of September 28, 2012, by Inland Diversified White Plains City Center, L.L.C. for the benefit of Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 4, 2012)
10.73	Limited Liability Company Operating Agreement of Inland Diversified Dayville Killingly Member, L.L.C., made as of October 3, 2012, by and between Inland Diversified Dayville Killingly Member II, L.L.C. and Dayville Unit Investors, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.74	Agreement of Contribution, dated as of October 3, 2012, by and between Dayville Unit Investors, LLC and Inland Diversified Dayville Killingly Member II, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.75	Third Amended and Restated Mortgage Note, dated as of October 3, 2012, by Dayville Property Development LLC to and in favor of The Huntington National Bank (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.76	Environmental Indemnity Agreement, dated as of October 3, 2012, by Dayville Property Development LLC and Inland Diversified Real Estate Trust, Inc. to The Huntington National Bank (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.77	Twelfth Loan Modification and Extension Agreement and Release of Guaranty and Indemnity, made as of October 3, 2012, by and between Dayville Property Development LLC, BVS Acquisition Co., LLC, Inland Diversified Real Estate Trust, Inc. and The Huntington National Bank (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.78	Guaranty and Suretyship Agreement, made as of October 3, 2012, by and between Inland Diversified Real Estate Trust, Inc. and The Huntington National Bank (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)
10.79	Assignment and Assumption of Limited Liability Company Membership Interests, entered into effective as of October 3, 2012, by and between Dayville Unit Investors LLC and Inland Diversified Dayville Killingly Member II, L.L.C. and Inland Diversified Dayville Killingly Member, L.L.C. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 10, 2012)

Exhibit No.	Description
10.80	Agreement of Purchase and Sale and Contribution Agreement, made as of October 17, 2012, between Inland Real Estate Acquisitions, Inc. and Centennial Centre, L.L.C., Centennial Holdings, L.L.C., Eastern - Beltway, Ltd., Craig Losee Corner, LLC, Retail Development Partners, LLC and Virgin Territory LLC, as amended by the First Amendment, executed as of December 20, 2012 and the Second Amendment, executed as of December 27, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.81	Agreement of Purchase and Sale and Contribution Agreement, made as of October 17, 2012, between Centennial Gateway, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, executed as of December 20, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.82	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Las Vegas Centennial Centre, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.83	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Las Vegas Centennial Gateway, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.84	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Henderson Eastgate, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.85	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Las Vegas Eastern Beltway, L.L.C. (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.86	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Las Vegas Craig, L.L.C. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.87	Assignment and Assumption of Agreement for Purchase and Sale, dated as of December 27, 2012, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified North Las Vegas Losee, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.88	Limited Liability Company Agreement of Inland Territory, L.L.C., made as of December 27, 2012, by and between Inland Territory Member, L.L.C., Centennial Centre, L.L.C., Eastern - Beltway, Ltd., Centennial Gateway, L.L.C., and Retail Development Partners, LLC (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.89	Loan Agreement, dated as of December 27, 2012, between Inland Diversified Las Vegas Centennial Centre, L.L.C. and Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.90	Promissory Note, dated as of December 27, 2012, by Inland Diversified Las Vegas Centennial Centre, L.L.C. for the benefit of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)

Exhibit No.	Description
10.91	Environmental Indemnity Agreement (Unsecured), made jointly and severally as of December 27, 2012, by and between Inland Diversified Las Vegas Centennial Centre, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.92	Guaranty of Recourse Obligations (Unsecured), made as of December 27, 2012, by Inland Diversified Real Estate Trust, Inc. for the benefit of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.13 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.93	Post-Closing Agreement, dated as of December 27, 2012, by Inland Diversified Las Vegas Centennial Centre, L.L.C. to Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.14 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.94	Loan Agreement, dated as of December 27, 2012, between Inland Diversified Las Vegas Eastern Beltway, L.L.C. and Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.15 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.95	Promissory Note, dated as of December 27, 2012, by Inland Diversified Las Vegas Eastern Beltway, L.L.C. for the benefit of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.16 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.96	Environmental Indemnity Agreement (Unsecured), made jointly and severally as of December 27, 2012, by and between Inland Diversified Las Vegas Eastern Beltway, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.17 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.97	Guaranty of Recourse Obligations (Unsecured), made as of December 27, 2012, by Inland Diversified Real Estate Trust, Inc. for the benefit of Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.18 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.98	Loan Agreement, dated as of December 27, 2012, by and among Inland Diversified Las Vegas Centennial Gateway, L.L.C., Inland Diversified Henderson Eastgate, L.L.C. and The Royal Bank of Scotland PLC (incorporated by reference to Exhibit 10.19 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.99	Promissory Note, dated as of December 27, 2012, by Inland Diversified Las Vegas Centennial Gateway, L.L.C., Inland Diversified Henderson Eastgate, L.L.C. for the benefit of The Royal Bank of Scotland PLC (incorporated by reference to Exhibit 10.20 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.100	Contribution Agreement, entered into as of December 27, 2012, by and among Inland Diversified Las Vegas Centennial Gateway, L.L.C., Inland Diversified Henderson Eastgate, L.L.C. and The Royal Bank of Scotland PLC (incorporated by reference to Exhibit 10.21 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.101	Guaranty of Recourse Obligations, dated as of December 27, 2012, by Inland Diversified Real Estate Trust, Inc. as guarantor, in favor of The Royal Bank of Scotland PLC (incorporated by reference to Exhibit 10.22 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)

Exhibit No.	Description
10.102	Post Closing Obligations Letter, dated as of December 27, 2012, from Inland Diversified Las Vegas Centennial Gateway, L.L.C. and Inland Diversified Henderson Eastgate, L.L.C. to The Royal Bank of Scotland PLC (incorporated by reference to Exhibit 10.23 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on January 3, 2013)
10.103	Agreement, dated as of January 4, 2013, between Inland Diversified Las Vegas Centennial Centre, L.L.C. and Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A, as filed by the Registrant with the Securities and Exchange Commission on January 9, 2013)
10.104	Agreement, dated as of January 4, 2013, between Inland Diversified Las Vegas Eastern Beltway, L.L.C. and Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K/A, as filed by the Registrant with the Securities and Exchange Commission on January 9, 2013)
14.1	Code of Ethics *
21.1	Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP*
31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	First Amendment to the Amended and Restated Share Repurchase Program of Inland Diversified Real Estate Trust, Inc., effective November 1, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011)
101	The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 13, 2013, is formatted in Extensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows (v) Notes to Consolidated Financial Statements (tagged as blocks of text). (1)

* Filed as part of this Annual Report on Form 10-K.

(1) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Exhibit 31.1

Certification of Principal Executive Officer

I, Barry L. Lazarus, certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Barry L. Lazarus

Name: Barry L. Lazarus

Title: President (principal executive officer)

Date: March 13, 2013

Exhibit 31.2

Certification of Principal Financial Officer

I, Steven T. Hippel certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Steven T. Hippel

Name: Steven T. Hippel

Title: Treasurer and chief financial officer (principal financial officer)

Date: March 13, 2013

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. Lazarus, president of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2013

By: /s/ Barry L. Lazarus
Name: Barry L. Lazarus
Title: President (principal executive officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Steven T. Hippel, treasurer and chief financial officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 13, 2013

By: /s/ Steven T. Hippel
Name: Steven T. Hippel
Title: Treasurer and chief financial officer (principal financial officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

OUTSIDE COUNSEL
Shefsky & Froelich, Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601

INDEPENDENT AUDITORS
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

TRANSFER AGENT
DST Systems, Inc.
P.O. Box 219287
Kansas City, MO 64121-9287

CORPORATE OFFICE
2901 Butterfield Road
Oak Brook, IL 60523
Toll Free 800.826.8228
Phone 630.218.8000
www.inlanddiversified.com

ANNUAL STOCKHOLDERS MEETING
The Inland Diversified Real Estate Trust, Inc. Annual Stockholders Meeting is scheduled to be held on Wednesday, June 12th, 2013 at 10:00am (CT) at the Inland Corporate Office located at 2901 Butterfield Road, Oak Brook, IL 60523.

INVESTOR SERVICES
If you have any questions, please contact your Financial Advisor or Inland Investor Services at 800.826.8228 or by email at custserv@inland-investments.com.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C101537

The companies depicted in the photographs herein may have proprietary interests in their trade names and trademarks and nothing herein shall be considered to be an endorsement, authorization or approval of Inland Diversified by the companies. Further, none of these companies are affiliated with Inland Diversified in any manner. The Inland name and logo are registered trademarks being used under license.

The statements and certain other information contained in this report, which can be identified by the use of forward-looking terminology such as "may," "will," "expects," "anticipates," "believes," "intends," "should," "estimates," "could" or similar expressions, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements are not guarantees of future performance, and are subject to a variety of risks and uncertainties, including but not limited to those risk factors listed and described under "Risk Factors" in Inland Diversified's Annual Report on Form 10-K. These risks and uncertainties could cause actual results to differ materially from those projected.


INLAND
INLAND
DIVERSIFIED
® REAL ESTATE TRUST, INC.

April 2013

To Our Stockholders:

We are required by the terms of our governing documents to report certain information to you on an annual basis. In particular we are required to report to you: (1) the ratio of the costs of raising capital during the year to the capital raised; (2) the aggregate amount of fees paid to our sponsor, Inland Real Estate Investment Corporation, and any of its affiliates including our business manager and real estate managers, which is described in our proxy statement for the annual meeting of stockholders to be held on June 12, 2013; (3) the "total operating expenses" stated as a percentage of "average invested assets" and "net income," in each case as these terms are defined in our governing documents; (4) a report from our independent directors that the policies being followed by us are in your best interest, and the basis for this determination; and (5) full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us, our directors, our sponsor or any of its or their affiliates during 2012.

We completed a "best efforts" offering on our shares of common stock on August 23, 2012. As of December 31, 2012, we had raised approximately $1.1 billion in gross offering proceeds from the sale of common stock in our "best efforts" public offering and approximately $50.6 million by selling shares through our distribution reinvestment plan. For the year ended December 31, 2012, the ratio of the costs of raising capital to the capital raised was 10.1%. During the year ended December 31, 2012, we paid certain fees, and reimbursed certain expenses, to our sponsor and its affiliates, including our real estate managers, as described in the "Certain Relationships and Related Transactions" section of our proxy statement for the annual meeting of stockholders to be held on June 12, 2013. Our "total operating expenses" for the year ended December 31, 2012, as a percentage of "average invested assets" and "net income" for that year, were 0.4% and 7.9%, respectively, which is below our charter limits of 2.0% and 25%, respectively. Please note that these terms are defined in our charter in accordance with the policy guidelines promulgated by the state regulatory bodies. The material terms, factors and circumstances surrounding any and all transactions involving us, our directors, our sponsor or any of its or their affiliates during the last year are described in our proxy statement under the caption "Certain Relationships and Related Transactions."

The report of our independent directors is attached as Appendix A to this letter. This letter and the attached report of our independent directors are provided to you as required by our governing documents and should not be considered additional soliciting material or filed under the Securities Exchange Act of 1934, as amended. We thank you for your support.

Respectfully submitted,

Barry L. Lazarus
President / COO

Enclosures

cc: Broker Dealer


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

APPENDIX A

REPORT OF INDEPENDENT DIRECTORS

As noted in Mr. Lazarus' letter, we are required to report to you on whether we believe that the policies being followed by the Company are in your best interests, and the basis for that determination.

As noted in the Company's proxy statement for the annual meeting of stockholders to be held on June 12, 2013, we met as a board sixteen times last year. Through these meetings, as well as evaluating the materials prepared for these meetings and discussions with management, we evaluated the Company's business and policies and determined whether acquisitions, financings or other strategic courses of action were in your best interest. Each transaction or action requiring board approval must be approved by a majority of the board, including a majority of the independent directors. Each transaction or action that the Company engaged in during the preceding fiscal year was, in fact, so approved. Additionally, we concurred with Management's recommendation not to acquire certain properties as we believed they did not meet the investment objectives of the Company.

During the year ended December 31, 2012, the Company, directly or indirectly, purchased 92 properties totaling 6.8 million square feet and 144 multi-family units for approximately $1.2 billion, net of assumed debt and other prorations. Prior to purchasing any properties directly, the Company received an appraisal, prepared by an independent third party, which reported a value for the subject property equal to or greater than the purchase price. All of these purchases were completed with unaffiliated third parties as a result of negotiations conducted on an arm's-length basis. Consistent with the Company's investment objectives, during 2012 the Company continued to invest in real-estate related securities, including the securities of traded REITs.

In addition, as detailed in the proxy statement under the caption "Certain Relationships and Related Transactions," during 2012 the Company engaged in certain transactions with, and paid certain fees and reimbursed certain expenses to, its sponsor, Inland Real Estate Investment Corporation, and its affiliates, including the Company's business manager and real estate managers. We believe each of these transactions was fair to us. Generally, these transactions must be, and in 2012 were, approved by a majority of the Company's disinterested directors, including a majority of our disinterested independent directors, as being fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

Since December 31, 2012, we have approved distributions payable at the annualized rate of 6% based on a purchase price of $10.00 per share at each of our regularly scheduled meetings in January, February, March and April 2013.

Respectfully Submitted,

Lee Daniels
Gerald W. Grupe
Heidi N. Lawton
Charles H. Wurtzebach

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
AND
PROXY STATEMENT

Date: June 12, 2013
Time: 10:00 a.m. central time
Place: 2901 Butterfield Road
Oak Brook, Illinois 60523

Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(800) 826-8228

Notice of Annual Meeting of Stockholders
to be held
June 12, 2013

Dear Stockholder:

Our annual stockholders' meeting will be held on June 12, 2013, at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road in Oak Brook, Illinois 60523. At our annual meeting, we will ask you to:

- elect seven directors; and
- transact any other business that may be properly presented at the annual meeting.

If you were a stockholder of record at the close of business on March 29, 2013, you may vote in person at the annual meeting and any postponements or adjournments of the meeting. A list of these stockholders will be available at our offices before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented whether or not you attend the annual meeting.

By order of the Board of Directors,

Cathleen M. Hrtanek
Secretary

April 16, 2013

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TABLE OF CONTENTS

This proxy statement contains information related to the annual meeting of stockholders to be held June 12, 2013, beginning at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and at any postponements or adjournments thereof. This proxy statement is being mailed to stockholders on or about April 16, 2013.

INFORMATION ABOUT THE ANNUAL MEETING

Information About Attending the Annual Meeting

The board of directors of Inland Diversified Real Estate Trust, Inc. (referred to herein as the "Company," "we," "our" or "us"), a Maryland corporation, is soliciting your vote for the 2013 annual meeting of stockholders. At the meeting, you will be asked to:

- elect seven directors; and
- transact any other business that may be properly presented at the annual meeting.

The board of directors recommends that you vote "FOR" each of the nominees for election as director who are named in this proxy statement. If you own shares of common stock in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your shares. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC"). If you plan on attending the annual meeting of stockholders in person, please contact Ms. Roberta S. Matlin, our vice president, at (800) 826-8228, so that we can arrange for sufficient space to accommodate all attendees.

Information About Voting

Holders of our common stock at the close of business on March 29, 2013 (the "Record Date") are entitled to receive this notice and to vote their shares at the annual meeting. As of the Record Date, there were 115,619,679 shares of our common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

Your vote is needed to ensure that the proposal can be acted upon. We are a widely held company, and no large affiliated groups of stockholders own substantial blocks of our shares. As a result, a large number of our stockholders must be present in person or by proxy at the annual meeting. **Therefore, your vote is very important, even if you own a small number of shares. Your immediate response will help avoid potential delays and may save us significant additional expense associated with soliciting stockholder votes**. We welcome your attendance at the meeting.

You may vote in person or by granting us a proxy to vote on the proposal. You may authorize a proxy in any of the following ways:

- *by mail*: sign, date and return the proxy card in the enclosed envelope;
- *via telephone*: dial (888) 426-7019 and follow the instructions provided on the proxy card; or
- *via the Internet*: go to www.proxyvoting.com/indiv and follow the instructions provided on the proxy card.

If you return your proxy card but do not indicate how your shares should be voted, they will be voted "FOR" each of the nominees slated for election as a director who are named in this proxy statement.

If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us, Attention: Ms. Roberta S. Matlin, vice president; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your shares. Merely attending the annual meeting, without further action, will not revoke your proxy.

Information Regarding Tabulation of the Vote

We have hired Morrow & Co., LLC ("Morrow"), 470 West Ave, Stamford, CT 06902, to solicit proxies on our behalf. In addition, Morrow will tabulate all votes cast at the annual meeting and will act as the inspector of election.

Quorum Requirement

The presence, in person or by proxy, of stockholders holding 50% or more of the shares of our common stock outstanding is necessary to constitute a "quorum." There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit a properly executed proxy card, even if you abstain from voting or do not give instructions for voting, then your shares will be considered present for purposes of establishing a quorum.

Information About Vote Necessary for Action to be Taken

Each nominee for director must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting to be elected. A properly executed proxy marked "withhold authority" will be counted for purposes of establishing a quorum, but will have the effect of a vote against each nominee for director for which authority is withheld.

Costs of Proxies

We will bear all costs and expenses incurred in connection with soliciting proxies. Our directors and executive officers, as well as certain employees of our business manager, Inland Diversified Business Manager & Advisor, Inc. (sometimes referred to herein as the "Business Manager"), also may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. These individuals will not receive any additional compensation for these activities, but may be reimbursed by us for their reasonable out-of-pocket expenses. In addition, we have hired Morrow to solicit proxies on our behalf. We will pay Morrow a fee of up to $5,500 plus a fee equal to $5.50 for each stockholder solicited by telephone and any out-of-pocket expenses for soliciting proxies.

Other Matters

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion.

Important Notice Regarding the Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 12, 2013. This proxy statement, the proxy card and our annual report to stockholders for the year ended December 31, 2012 are available on our website at www.inlanddiversified.com. Additional copies of this proxy statement, our annual report to stockholders or our Annual Report on Form 10-K for the year ended December 31, 2012 will be furnished to you, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations. If requested by stockholders, we also will provide copies of exhibits to our Annual Report on Form 10-K for the year ended December 31, 2012 for a reasonable fee.

All of the reports, proxy materials and other information that we file with the SEC also can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

STOCK OWNERSHIP

Stock Owned by Certain Beneficial Owners and Management

Based on a review of filings with the SEC, the following table reflects the amount of common stock beneficially owned (unless otherwise indicated) by (1) persons that beneficially own more than 5% of the outstanding shares of our common stock; (2) our directors and each nominee for director; (3) our executive officers; and (4) our directors and executive officers as a group. All information is as of April 12, 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Robert D. Parks, Director and Chairman of the Board (3)	61,007	*
Lee A. Daniels, Independent Director (4)	4,142	*
Gerald W. Grupe, Independent Director (5)	10,000	*
Brenda G. Gujral, Director (6)	3,716	*
Heidi N. Lawton, Independent Director	—	—
Barry L. Lazarus, Director and President (7)	18,657	*
Charles H. Wurtzebach, Independent Director (8)	1,179	*
Roberta S. Matlin, Vice President (9)	1,095	*
Steven T. Hippel, Treasurer and Chief Financial Officer	—	—
Cathleen M. Hrtanek, Secretary (10)	3,501	*
All Directors and Officers as a group (ten persons)	103,297	*

* Less than 1%

(1) The business address of each person listed in the table is c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

(2) All fractional ownership amounts have been rounded to the nearest whole number.

(3) Mr. Parks has sole voting power and shares investment power with his wife over all of the shares that he beneficially owns.

(4) Mr. Daniels has sole voting and investment power over all of the shares that he beneficially owns.

(5) Mr. Grupe and his wife share voting and investment power over all of the shares that he beneficially owns.

(6) Ms. Gujral has sole voting power and shares investment power with her husband over 488 of the shares that she beneficially owns. Ms. Gujral has sole voting and investment power over the remainder of the shares that she beneficially owns.

(7) Mr. Lazarus has sole voting power and shares investment power with his brother over 5,000 of the shares that he beneficially owns. Mr. Lazarus has sole voting power and shares investment power with his wife over the remainder of the shares that he beneficially owns.

(8) Mr. Wurtzebach has sole voting and investment power over all of the shares that he beneficially owns.

(9) Ms. Matlin has sole voting power and shares investment power with the trustee of her trust over all of the shares that she beneficially owns.

(10) Ms. Hrtanek has sole voting and investment power over all of the shares that she beneficially owns.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires each director, officer and individual beneficially owning more than 10% of our common stock to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC rules to furnish us with copies of all forms they file. Based solely on a review of the copies of these forms furnished to us during, and with respect to, the fiscal year ended December 31, 2012, or written representations that no additional forms were required, we believe that all of our officers and directors and persons that beneficially owned more than 10% of the outstanding shares of our common stock complied with these filing requirements during the fiscal year ended December 31, 2012.

Interest of Certain Persons in Matters to Be Acted On

No director, executive officer, nominee for election as a director or associate of any director, executive officer or nominee has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the annual meeting.

CORPORATE GOVERNANCE PRINCIPLES

Independence

Our business is managed under the direction and oversight of our board. The members of our board are Lee A. Daniels, Gerald W. Grupe, Brenda G. Gujral, Heidi N. Lawton, Barry L. Lazarus, Robert D. Parks and Charles H. Wurtzebach. As required by our charter, a majority of our directors must be "independent." As defined by our charter, an "independent director" is a person who: (1) is not directly or indirectly associated, and has not been directly or indirectly associated within the two years prior to becoming an independent director, with our sponsor, Inland Real Estate Investment Corporation ("IREIC"), our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of IREIC, our Business Manager or any of their affiliates; (2) has not served, or is not serving, as directors for more than three REITs originated by IREIC or advised by the Business Manager or any of its affiliates; and (3) performs no other services for the Company, except as a director.

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, among other things, the board of directors must affirmatively determine that a director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

After reviewing all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our management and our independent registered public accounting firm, and considering each director's direct and indirect association with IREIC, our Business Manager or any of their affiliates, the board has determined that Ms. Lawton along with Messrs. Daniels, Grupe and Wurtzebach qualify as independent directors.

Board Leadership Structure and Risk Oversight

We have separated the roles of the president and chairman of the board in recognition of the differences between the two roles. Mr. Lazarus, in his role as both our president and the president of our Business Manager, is responsible for setting the strategic direction for the Company and for providing the day to day leadership of the Company. Mr. Parks, as chairman of the board, organizes the work of the board and ensures that the board has access to sufficient information to carry out its functions. Mr. Parks presides over meetings of the board of directors and stockholders, establishes the agenda for each meeting and oversees the distribution of information to directors.

Although we do not have a lead independent director, our board believes that it is able to effectively provide independent oversight of our business and affairs, including risks facing the Company, without a lead independent director through the composition of our board of directors, the strong leadership of the independent directors and the independent committees of our board. Our full board of directors, including our independent directors, is responsible for approving all transactions, and each transaction between us and our Business Manager or its affiliates must be approved by the affirmative vote of a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction. In addition, each board member is kept apprised of our business and developments impacting our business and has complete and open access to the members of our management team, our Business Manager and our real estate managers, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC (collectively, our "Real Estate Managers").

Our board is actively involved in overseeing risk management for the Company. Our board of directors oversees risk through: (1) its review and discussion of regular periodic reports to the board of directors and its committees, including management reports and studies on existing market conditions, leasing activity and property operating data, as well as actual and projected financial results, and various other matters relating to our business; (2) the required approval by the board of directors of all transactions, including, among others, acquisitions and dispositions of properties, financings and our agreements with our Business Manager, our Real Estate Managers and the ancillary service providers; (3) the oversight of our business by the audit and nominating and corporate governance committees; and (4) its review and discussion of regular periodic reports from our independent public accounting firm and other outside consultants regarding various areas of potential risk, including, among others, those relating to the qualification of the Company as a REIT for tax purposes and our internal control over financial reporting.

Communicating with Directors

Stockholders wishing to communicate with our board and the individual directors may send communications by letter, e-mail or telephone, in care of our corporate secretary, who will review and forward all correspondence to the appropriate person or persons for a response.

Our non-retaliation policy, also known as our "whistleblower" policy, prohibits us from retaliating or taking any adverse action against our employees, or the employees of our Business Manager or its affiliates, for raising a concern, including concerns about accounting, internal controls or auditing matters. Employees preferring to raise their concerns in a confidential or anonymous manner may do so by contacting our compliance officer at (630) 218-8000. A complete copy of our non-retaliation policy may be found on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

Committees of our Board of Directors

Our board has formed an audit committee and a nominating and corporate governance committee. Each committee is comprised of three independent directors and each committee has adopted a written charter, which is available on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

Audit Committee. Our board has formed a separately-designated standing audit committee, comprised of Messrs. Daniels and Wurtzebach and Ms. Lawton. Mr. Wurtzebach serves as the chairman of this committee, and our board has determined that Mr. Wurtzebach qualifies as an "audit committee financial expert" as defined by the SEC. The audit committee assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accounting firm; (4) the adequacy of our internal controls; and (5) the performance of our independent registered public accounting firm. The report of the committee is included in this proxy statement.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is comprised of Messrs. Daniels, Grupe and Wurtzebach and Ms. Lawton. Mr. Daniels serves as the chairman of this committee. The committee is responsible for recommending individuals to the board for nomination as members of the board and its committees as well as developing and recommending corporate governance guidelines. The committee considers all qualified candidates identified by members of the committee, by other members of the board of directors, by the Business Manager and by stockholders. In recommending candidates for director positions, the committee takes into account many factors and evaluates each director candidate in light of, among other things, the candidate's knowledge, experience, judgment and skills such as an understanding of the real estate industry or brokerage industry or accounting or financial management expertise. Other considerations include the candidate's independence from conflict with the Company and the ability of the candidate to devote an appropriate amount of effort to board duties. The committee also focuses on persons actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. A majority of our directors must be independent, as defined in our charter. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director, other than the independent directors, must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully evaluate the type of assets we acquire. The committee also considers diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse experiences, skills and backgrounds. The committee evaluates each individual candidate by considering all of these factors as a whole, favoring active deliberation rather than the use of rigid formulas to assign relative weights to these factors.

Other Committees. Our board does not have a compensation committee or a charter that governs the compensation process. Instead, the full board of directors performs the functions of a compensation committee, including reviewing and approving all forms of compensation for our independent directors. In addition, our independent directors determine, at least annually, that the compensation that we contract to pay to our Business Manager is reasonable in relation to the nature and quality of services performed or to be performed, and is within the limits prescribed by our charter and applicable law. Our board does not believe that it requires a separate compensation committee at this time because we do not separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or our Real Estate Managers for any compensation paid to their employees who also serve as our executive officers, other than through the general fees we pay to our Business Manager or our Real Estate Managers under the business management agreement and real estate management agreements, respectively.

Code of Ethics

Our board has adopted a code of ethics applicable to our directors, officers and employees which is available on our website at www.inlanddiversified.com. In addition, printed copies of the code of ethics are available to any stockholder, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

Our board has nominated the seven individuals set forth below to serve as directors. Messrs. Daniels, Grupe and Wurtzebach and Ms. Lawton have been nominated to serve as independent directors. Messrs. Lazarus and Parks and Ms. Gujral also have been nominated to serve as directors. The nominating and corporate governance committee recommended, and the board approved, these seven individuals to serve as members of the board on April 3, 2013.

If you return a proxy card but do not indicate how your shares should be voted, they will be voted "FOR" each of the nominees. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of stockholders.

The following sets forth each nominee's principal occupation and business, as well as the specific experience, qualifications, attributes and skills that led to the conclusion by the board that the nominee should serve as a director of the Company. All ages are stated as of January 1, 2013. As used herein, "Inland" refers to some or all of the entities that are a part of The Inland Real Estate Group of Companies, Inc., which is comprised of a group of independent legal entities, some of which share ownership or have been sponsored and managed by IREIC or its subsidiaries.

Robert D. Parks, 69. Director and chairman of the board since June 2008. Mr. Parks has over forty years of experience in the commercial real estate industry, having been a principal of the Inland organization since May 1968. Mr. Parks is currently chairman of IREIC, a position he has held since November 1984. He has also served as a director of Inland Investment Advisors, Inc.

since June 1995, and served as a director of Inland Securities Corporation from August 1984 until June 2009. He served as a director of Inland Real Estate Corporation from 1994 through June 2008, and served as chairman of the board from May 1994 to May 2004 and president and chief executive officer from 1994 to April 2008. He also served as a director and chairman of the board of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 to March 2006, and as chief executive officer until December 2004, and as the chairman of the board and a director of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.) from its inception in March 2003 to October 2010. Mr. Parks also has served as the chairman of the board and a director of Inland American Real Estate Trust, Inc. since its inception in October 2004.

Mr. Parks is responsible for the ongoing administration of existing investment programs, corporate budgeting and administration for IREIC. He oversees and coordinates the marketing of all investments and investor relations.

Prior to joining Inland, Mr. Parks taught in Chicago's public schools. He received his bachelor degree from Northeastern Illinois University and his master's degree from the University of Chicago. He is a member of the National Association of Real Estate Investment Trusts, or "NAREIT."

Lee A. Daniels, 70. Independent director since September 2008. Mr. Daniels brings to the board a depth of knowledge and experience regarding government and community relations, based on his more than forty five years of legal practice and government experience. Mr. Daniels founded Lee Daniels & Associates, LLC, a consulting firm for government and community relations, in February 2007. From 2007 to 2012 Mr. Daniels was a principal in a commercial real estate firm. From 1992 to 2006, Mr. Daniels was an equity partner at the Chicago law firm of Bell Boyd & Lloyd, and previously had been an equity partner at Katten Muchin & Zavis from 1982 to 1991 and Daniels & Faris from 1967 to 1982. From 1971 to 1974, Mr. Daniels served as Special Assistant Attorney General for the State of Illinois. Mr. Daniels served as a member of the Illinois House of Representatives from 1975 to 2007, and was Speaker of the Illinois House of Representatives from 1995 to 1997 and the Republican Leader from 1983 to 2003.

Mr. Daniels has served as a director of Inland Real Estate Income Trust, Inc. since February 2012. Mr. Daniels currently serves on the Board of Governors and Healthcare Board of Trustees for Elmhurst Memorial Hospital (since 1981) and Haymarket Center in Chicago (since June 2010). Mr. Daniels previously served on boards of directors of Suburban Bank of Elmhurst and Elmhurst Federal Savings and Loan Association. Mr. Daniels received his bachelor degree from University of Iowa in Iowa City and received his law degree from The John Marshall Law School in Chicago, Illinois. Mr. Daniels serves as a Distinguished Fellow in the Political Science Department and Special Assistant to the President for Government and Community Relations at Elmhurst College.

Gerald W. Grupe, 74. Independent director since October 2009. Mr. Grupe founded Ideal Insurance Agency, Inc., serving as president and chief executive officer from June 1980 to June 2009. Ideal provides insurance program administration, claims administration and related services to public and quasi-public entities in Illinois, including representing the Volunteer Firemen's Insurance Services, for which Mr. Grupe served as regional director from June 1974 to June 2009. Mr. Grupe retired from Ideal in June 2009. In addition, Mr. Grupe served as the chairman of the board of the Illinois Public Risk Fund from 1984 to June 2006 and served as its treasurer from June 2006 to June 2009.

Brenda G. Gujral, 70. Director since June 2008, and president from June 2008 to May 2009. Ms. Gujral was appointed president of Inland Securities Corporation in January 2013; she previously served as the president and chief operating officer of Inland Securities Corporation from January 1997 to June 2009, and has been a director of Inland Securities Corporation since January 1997. Ms. Gujral is a director of IREIC and has served as its president since February 2012 (and served in that capacity from July 1987 through June 1992 and again from January 1998 through January 2011). In addition, Ms. Gujral served as the chief executive officer of IREIC from January 2008 to February 2012. Ms. Gujral has served as a director of Inland Investment Advisors, Inc., an investment advisor, since January 2001, and has served as a director (March 2003 to May 2012) and chief executive officer (June 2005 to November 2007) of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.), as director (since June 2008) and as president (since its inception in October 2004 to September 2012) of Inland American Real Estate Trust, Inc. and as a director and chairman of the board (August 2011 to June 2012) of Inland Real Estate Income Trust, Inc. (formerly, Inland Monthly Income Trust, Inc.). Ms. Gujral also has been the chairman of the board (since May 2001) and the president (since May 2012) of Inland Private Capital Corporation formerly, Inland Real Estate Exchange Corporation) and a director of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. Ms. Gujral was a director of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 until it was acquired in February 2007.

Ms. Gujral has overall responsibility for the operations of IREIC, including investor relations, regulatory compliance and filings, review of asset management activities and broker-dealer marketing and communication. Ms. Gujral works with internal and outside legal counsel in structuring IREIC's investment programs and in connection with preparing offering documents and registering the related securities with the SEC and state securities commissions.

Ms. Gujral has been with the Inland organization for thirty-six years, becoming an officer in 1982. Prior to joining the Inland organization, she worked for the Land Use Planning Commission of the State of Oregon, establishing an office in Portland, to implement land use legislation for Oregon. Ms. Gujral graduated from California State University, in Fresno. She holds Series 7, 22, 39 and 63 certifications from FINRA, and is a member of NAREIT, the Investment Program Association and the Real Estate Investment Securities Association. Additionally, Ms. Gujral serves on the board of directors of the Disability Rights Center of the Virgin Islands, an organization that focuses on advancing the legal rights of people with disabilities in the U.S. Virgin Islands.

Heidi N. Lawton, 50. Independent director since July 2010. Since 1994, Ms. Lawton has also served as a member of the board of directors of Inland Real Estate Corporation (NYSE: IRC), the chairperson of IRC's compensation committee and a member of IRC's nominating and corporate governance committee and audit committee. Ms. Lawton is the managing broker and principal of Lawton Realty Group, Inc., a full service commercial real estate brokerage, development and management firm, which she founded in 1989. Ms. Lawton has over twenty years of experience acquiring, developing and managing, as well as arranging financing for large commercial properties.

Through her experiences she has developed skills in assessing risk and reading and writing financial reports. She has also successfully turned around failed developments and associations. Her areas of expertise include acquisitions for property development; structuring real estate investments, property conversions, and implementing value add strategies. Ms. Lawton has been licensed as a real estate professional since 1982 and served as president of the Northern Illinois Commercial Association of Realtors in 2009.

Barry L. Lazarus, 66. Director since October 2009, and our president and chief operating officer, as well as a director and the president of our Business Manager, since May 2009. Mr. Lazarus has been affiliated with the Inland organization for forty years. Mr. Lazarus originally joined the Inland organization in 1973, after three years in public accounting, His first position was controller and he was later promoted to treasurer. In 1979, he relocated to Arizona and formed The Butterfield Company, a development and contracting firm, while also serving as a consultant to investors in several commercial ventures. In October 1990, Mr. Lazarus rejoined Inland and became the president of Intervest Midwest Real Estate Corporation ("Intervest"), then an affiliate of The Inland Group, Inc. and in 1994 Mr. Lazarus's company Wisconsin and Southern Land Company, Inc. acquired Intervest from The Inland Group, Inc.

From January 1999 through December 2004, Mr. Lazarus was president and chief financial officer of Inland Retail Real Estate Trust, Inc. ("IRRETI"). In December 2004, he was also promoted to chief executive officer at which time he relinquished his position as chief financial officer. As chief financial officer, Mr. Lazarus structured the company's overall financial plan, including budgeting, arranging corporate lines of credit and development and permanent financing. As president, he coordinated the major operating divisions of IRRETI as well as the various entities providing services to IRRETI. He was part of the team of professionals that negotiated the merger and sale of IRRETI to Developers Diversified Real Estate Corporation (NYSE: DDR), which closed in February 2007. In May 2007, Mr. Lazarus became chief executive officer of Inland Atlantic Development Corporation, a private company providing development services in the Southeastern United States. Mr. Lazarus received his bachelor of business administration degree from the University of Wisconsin and is a certified public accountant.

Charles H. Wurtzebach, Ph.D., 63. Independent director since May 2009. Mr. Wurtzebach is currently the George L. Ruff Visiting Professor in Real Estate Studies in the Department of Real Estate at DePaul University in Chicago, Illinois, lecturing at both the undergraduate and graduate levels, participating in joint research projects with other faculty, and providing support to the DePaul Real Estate Center. Mr. Wurtzebach joined the faculty at DePaul University in January 2009. From 1999 to November 2008, Mr. Wurtzebach served as managing director and property chief investment officer of Henderson Global Investors (North America) Inc., where he was responsible for the strategic portfolio planning and the overall management of Henderson's North American business. This included responsibility for Henderson's overall product offerings including institutional equity, property, and retail equity and fixed interest. As property chief investment officer, Mr. Wurtzebach worked directly with Henderson's property portfolio managers developing client investment strategies. He also chaired Henderson's North American Property Investment and Management Committees. He was also a member of Henderson's Global Senior Management Team. Mr. Wurtzebach was president and chief executive officer of Heitman Capital Management from June

1994 to May 1998 and president of JMB Institutional Realty from June 1991 to June 1994. In these positions with Heitman and JMB, Mr. Wurtzebach actively supervised the financial risk exposure, financial reporting and internal control procedures of each company. In addition, Mr. Wurtzebach was the Director of the Real Estate and Urban Land Economics program within the Graduate School of Business at the University of Texas at Austin from 1974 to 1986.

Mr. Wurtzebach has co-authored or acted as co-editor of several books including *Modern Real Estate*, co-authored with Mike Miles, and *Managing Real Estate Portfolios*, co-edited with Susan Hudson-Wilson. Additional publication experience includes authoring numerous academic and professional articles. A frequent featured speaker at professional and academic gatherings, Mr. Wurtzebach was the 1994 recipient of the prestigious Graaskamp Award for Research Excellence presented by the Pension Real Estate Association and is a member of the American Real Estate Society and a past president and director of the Real Estate Research Institute. Mr. Wurtzebach obtained his bachelor degree from DePaul University, a master's degree in business administration from Northern Illinois University and a Ph.D in finance from the University of Illinois at Urbana.

RECOMMENDATION OF THE BOARD: The board recommends that you vote "FOR" the election of all seven nominees.

Independent Director Compensation

We pay our independent directors an annual fee of $30,000 plus $1,250 for each in-person meeting of the board and $750 for each meeting of the board attended by telephone. We also pay the chairperson of our audit committee an annual fee of $10,000 and the chairpersons of any other committee of our board, including any special committee, an annual fee of $7,500. We pay our independent directors $750 for each in-person meeting of each committee of the board and $500 for each meeting of each committee of the board attended by telephone. We reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We do not compensate any director that also is an employee of our Company, our Business Manager or its affiliates.

The following table further summarizes compensation earned by the independent directors for the year ended December 31, 2012.

	Fees Earned in Cash ($)	All Other Compensation ($)	Total ($)
Lee A. Daniels	42,500	—	42,500
Gerald W. Grupe	33,350	—	33,350
Heidi N. Lawton	36,500	—	36,500
Charles H. Wurtzebach	41,700	—	41,700

Meetings of the Board of Directors, Audit Committee and Stockholders

During the year ended December 31, 2012, our board met 16 times, the audit committee met five times and the nominating and corporate governance committee met three times. Each of our directors attended at least 75% of the aggregate amount of the meetings of the board during the period for which he or she was a director, and any committee on which he or she served, in 2012. We encourage our directors to attend our annual meetings of stockholders, and in 2012, each director did so attend.

EXECUTIVE COMPENSATION

Executive Officers

The board of directors annually elects our executive officers. These officers may be terminated at any time. Information about our each of executive officers, with the exception of Mr. Lazarus, whose biography is included above, follows. All ages are stated as of January 1, 2013.

Roberta S. Matlin, 68. Our vice president since September 2008, and the vice president of our Business Manager since May 2009. Ms. Matlin also served as the president of our Business Manager from June 2008 to May 2009.

Ms. Matlin joined IREIC in 1984 as director of investor administration and currently serves as a director and senior vice president of IREIC, in the latter capacity directing its day-to-day internal operations. Ms. Matlin also has been a director of Inland Private Capital Corporation since May 2001, a vice president of Inland Institutional Capital Partners Corporation since May 2006 and a director since August 2012. She also has served as a director and president of Inland Investment Advisors, Inc. since June 1995 and Intervest Southern Real Estate Corporation since July 1995, and a director and president of Inland Securities Corporation from July 1995 to March 1997 and director and vice president since April 1997. Ms. Matlin has served as a director of Pan American Bank since December 2007 and since 2008 Ms. Matlin has served as vice president of administration of Inland Diversified Real Estate Trust, Inc. and also has served as the president of Inland Diversified Business Manager & Advisor, Inc. from June 2008 through May 2009 and is currently its vice president. Since April 2009 she has served as president of Inland Opportunity Business Manager & Advisor, Inc. She has served as vice president of administration of Inland American Real Estate Trust, Inc. since its inception in October 2004. She served as president of Inland American Business Manager & Advisor from October 2004 until January 2012. She has served as vice president of administration of Inland Real Estate Income Trust, Inc. and IREIT Business Manager & Advisor, Inc. since August 2011. Ms. Matlin served as vice president of administration of Inland Western Retail Real Estate Trust, Inc. from 2003 until 2007, vice president of administration of Inland Retail Real Estate Trust, Inc. from 1998 until 2004, vice president of administration of Inland Real Estate Corporation from 1995 until 2000 and trustee and executive vice president of Inland Mutual Fund Trust from 2001 until 2004.

Prior to joining Inland, Ms. Matlin worked for the Chicago Region of the Social Security Administration of the United States Department of Health and Human Services. Ms. Matlin is a graduate of the University of Illinois in Champaign. She holds Series 7, 22, 24, 39, 63 and 65 certifications from FINRA, and is a member of REISA.

Steven T. Hippel, 41. Our chief financial officer as well as the chief financial officer of our Business Manager since July of 2012. In addition, Mr. Hippel has been our chief accounting officer as well as the chief accounting officer of our Business Manager since November 2009. From September 2004 to May 2009, Mr. Hippel served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation. Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX's nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets. Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004. At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds. Mr. Hippel also worked with Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his Master of Science degree in accountancy from DePaul University in Chicago, Illinois. Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants, the Illinois CPA Society, and the International Council of Shopping Centers.

Cathleen M. Hrtanek, 36. Our secretary, and the secretary of our Business Manager, since September 2008. Ms. Hrtanek joined Inland in 2005 and is an associate counsel and vice president of The Inland Real Estate Group, Inc. In her capacity as associate counsel, Ms. Hrtanek represents many of the entities that comprise the Inland Real Estate Group of Companies on a variety of legal matters. She is also a member of the audit committee for the two public partnerships sponsored by IREIC. Ms. Hrtanek also has served as the secretary of Inland Monthly Income Trust, Inc. since August 2011, as the secretary of Inland Opportunity Business Manager & Advisor, Inc. since April 2009 and as the secretary of Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation) since August 2009. Prior to joining Inland, Ms. Hrtanek had been employed by Edwards Wildman Palmer LLP (formerly, Wildman Harrold Allen & Dixon LLP) in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and is a licensed real estate broker. Ms. Hrtanek received her bachelor degree from the University of Notre Dame in South Bend, Indiana and her law degree from Loyola University Chicago School of Law.

Compensation of Executive Officers

All of our executive officers are officers of IREIC or one or more of its affiliates and are compensated by those entities, in part, for services rendered to us. We neither compensate our executive officers nor reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager, our Real Estate Managers or their respective affiliates; provided that, for these purposes, a corporate secretary is not be considered an "executive officer." As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers and has not included a "Compensation Discussion and Analysis," a report from our board of directors with respect to executive compensation, a non-binding stockholder advisory vote on compensation of executives or a non-binding stockholder advisory vote on the frequency of the stockholder vote on executive compensation. The fees we pay to the Business Manager and Real Estate Managers under the business management agreement or the real estate management agreements, respectively, are described in more detail under "Certain Relationships and Related Transactions."

In the future, our board may decide to pay annual compensation or bonuses or long-term compensation awards to one or more persons for services as officers. We also may, from time to time, grant restricted shares of our common stock to one or more of our officers. If we decide to pay our named executive officers in the future, the board of directors will review all forms of compensation and approve all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable to the executive officers with respect to the current or future value of our shares. In addition, the board will include the non-binding stockholder advisory votes on executive compensation and on the frequency of stockholder votes on executive compensation in the relevant proxy statement as required pursuant to Section 14A of the Exchange Act.

Certain Relationships and Related Transactions

Set forth below is a summary of the material transactions between the Company and various affiliates of IREIC, including our Business Manager and Real Estate Managers, during the year ended December 31, 2012.

Business Management Agreement

We have entered into a business management agreement with Inland Diversified Business Manager & Advisor, Inc., which serves as our Business Manager with responsibility for overseeing and managing our day-to-day operations. Subject to satisfying the criteria described below, we pay our Business Manager a quarterly business management fee equal to a percentage of our "average invested assets," calculated as follows: (1) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 7% annualized distribution rate (assuming a share was purchased for $10.00), we pay a fee equal to 0.1875% of our "average invested assets" for that prior calendar quarter; (2) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.1625% of our "average invested assets" for that prior calendar quarter; (3) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.125% of our "average invested assets" for that prior calendar quarter; or (4) if we do not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, we do not, except as set forth below, pay a business management fee for that prior calendar quarter. Assuming that (1), (2) or (3) above is satisfied, our Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager's sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. For the year ended December 31, 2012, because we declared distributions during each calendar quarter in an amount equal to 6% per annum, the Business Manager was entitled to a business management fee in an amount equal to approximately $9.2 million, of which approximately $7.7 million was permanently waived and $1.5 million was paid or accrued.

As used herein, "average invested assets" means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, real estate assets, as well as amounts invested in consolidated and unconsolidated joint ventures or other partnerships, REITs and other real estate operating companies, before reserves for amortization and depreciation or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Notwithstanding the above, "average invested assets" excludes, for these purposes, any investments in securities, including any non-controlling interests in REITs or other real estate operating companies, for which a separate investment advisor fee is paid.

After stockholders have first received, on an aggregate basis, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, aggregate "invested capital," we will pay our Business Manager an incentive fee equal to 15% of the net proceeds from the sale of our real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary. For these purposes, "invested capital" means the aggregate original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale or financing of our real estate assets. Net sales proceeds will be calculated after paying any property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation. We did not satisfy the conditions necessary for the payment of an incentive fee, and thus did not incur any incentive fees, during the year ended December 31, 2012.

Upon a "liquidity event," we will pay our Business Manager a listing fee equal to 15% of the amount by which (1) the "market value" of the outstanding shares of our common stock, or the common stock of our subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them the "priority return" from inception through the date that market value is determined. In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the fee will be paid at the time that we have paid the total distributions required to be paid to our stockholders in order to pay them the priority return, calculated as described herein. The obligation to pay this fee will terminate if we acquire our Business Manager prior to a liquidity event. The terms "liquidity event," "market value" and "priority return" are defined in our business management agreement. We did not experience a "liquidity event," and thus did not incur a listing fee, during the year ended December 31, 2012.

Real Estate Management Agreements

We have entered into real estate management agreements with each of our Real Estate Managers, under which our Real Estate Managers and their affiliates manage or oversee each of our real properties. For each property that is managed directly by any of our Real Estate Managers or their affiliates, we pay the applicable Real Estate Manager a monthly fee of up to 4.5% of the gross income from each property the entity manages. The applicable Real Estate Manager determines, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation. This fee may be increased, subject to the approval of a majority of our independent directors, for certain properties. For the year ended December 31, 2012, we incurred real estate management fees in an aggregate amount equal to approximately $5.6 million.

If we acquire a property that will be managed directly by entities other than our Real Estate Managers or their affiliates, such as any healthcare-related properties and lodging properties which must be operated by third parties to ensure proper treatment of the income generated by these properties under the applicable REIT rules or that will be owned through a joint venture, or if we acquire a property as a result of acquiring interests in other REITs or real estate operating companies, we will pay the applicable Real Estate Manager a monthly oversight fee of up to 1% of the gross income from the applicable property. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limit. We also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of any of our Real Estate Managers. In addition, with respect to any property that is managed directly by entities other than our Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, we may pay a monthly oversight fee based upon the "hourly billing rate" of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for us in respect of that property. In no event will our Real Estate Managers receive both a real estate management fee and an oversight fee with respect to a particular property. In addition, except as otherwise approved by a majority of our independent directors, the total fees paid to our Real Estate Managers for managing a particular property, including oversight fees, may not exceed 4.5% of the gross income generated by the applicable property. During the year ended December 31, 2012, we did not incur any oversight fees or related expenses.

Dealer Manager Agreement

We were a party to a dealer manager agreement with Inland Securities Corporation ("Inland Securities"), the dealer manager for our "best efforts" offering which terminated on August 23, 2012. Inland Securities was entitled to receive a selling commission equal to 7.5% of the sale price for each share sold in the "best efforts" offering and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold in the "best efforts" offering. We also reimbursed Inland Securities for bona fide out-of-pocket, itemized and detailed due diligence expenses, in amounts up to 0.5% of the gross offering proceeds. These expenses could, in our sole discretion, have also been reimbursed from amounts paid or reallowed as a marketing contribution, or could have been reimbursed by us as "issuer costs." For the year ended December 31, 2012, we incurred selling commissions and a marketing contribution totaling approximately $37.7 million and $13.3 million, respectively, and did not reimburse any bona fide out-of-pocket, itemized and detailed due diligence expenses. Inland Securities reallowed, in the aggregate, approximately $42.1 million of these fees.

In addition, we reimbursed IREIC, its affiliates and third parties for any issuer costs that they paid on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. For the year ended December 31, 2012, these costs totaled approximately $3.0 million.

Other Fees and Expense Reimbursements

We reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, such as Inland Real Estate Acquisitions, Inc. ("IREA"), Inland Institutional Capital Partners Corporation and their respective affiliates for expenses paid on our behalf in connection with acquiring real estate assets, regardless of whether we acquire the assets. We may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced. For the year ended December 31, 2012, we reimbursed approximately $2.0 million in acquisition expenses.

We pay Inland Mortgage Servicing Corporation 0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced by Inland Mortgage Servicing Corporation. In addition, we pay Inland Mortgage Brokerage Corporation and Inland Commercial Mortgage Corporation 0.2% of the principal amount of each loan placed for us by either entity. During the year ended December 31, 2012, we incurred approximately $0.2 million in loan servicing fees and approximately $1.1 million in loan placement fees.

We pay Inland Investment Advisors, Inc. a monthly fee for providing investment advisory services in connection with our investments in securities. We pay fees at an annual rate equal to 1% of the first $1 to $5 million of securities under management, 0.85% of securities from $5 to $10 million, 0.75% of securities from $10 to $25 million, 0.65% of securities from $25 to $50 million, 0.60% of securities from $50 to $100 million and 0.50% of securities above $100 million. Assets under management are determined based on the aggregate carrying value of the securities as reported on the applicable broker's monthly statement or report. During the year ended December 31, 2012 we incurred approximately $0.3 million in investment advisory fees.

We reimburse IREIC, our Business Manager, our Real Estate Managers and their respective affiliates for any expenses that they pay or incur in providing ancillary services to us. During the year ended December 31, 2012 we reimbursed approximately $1.1 million to IREIC, our Business Manager and their respective affiliates.

We reimburse a related party of the Business Manager for costs incurred for construction oversight provided to us relating to our joint venture redevelopment project. We did not incur any reimbursements for these costs during the year ended December 31, 2012.

We may pay a property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation in an amount equal to the lesser of: (1) 3% of the contract sales price of the property; or (2) 50% of the customary commission which would be paid to a third party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price. We did not incur any property disposition fees during the year ended December 31, 2012.

Other Related Party Transactions

As of December 31, 2012, we owed approximately $2.5 million to IREIC and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties. These amounts represent non-interest bearing advances by IREIC and its affiliates, which we intend to repay.

We had a bank account with Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., which is an affiliate of The Inland Real Estate Group, Inc. which was closed on November 28, 2012.

We had established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock in our "best efforts" offering at $9.00 per share. We sold 294,331 shares to related parties and recognized an expense related to these discounts of approximately $0.3 million for the year ended December 31, 2012.

We are a member of a limited liability company formed as an insurance association captive, which is owned in equal proportions by us and four other REITs sponsored by IREIC and serviced by an affiliate of our Business Manager. We entered into this insurance captive in 2009, to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

At December 31, 2012, we owned 75,000 shares of common stock of Inland Real Estate Corporation, valued at approximately $0.6 million as of December 31, 2012, and 1,000 shares of common stock in the Inland Real Estate Group of Companies, with a recorded value of $1,000 at December 31, 2012.

Policies and Procedures with Respect to Related Party Transactions

We may not engage in transactions with entities sponsored by, or affiliated with, IREIC unless a majority of our board of directors, including a majority of our independent directors, finds the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Our board also has adopted a policy prohibiting us from engaging in the following types of transactions with these entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);
- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and
- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering of securities.

Further, if we decide, at some point in the future, to internalize our management functions, our Business Manager and Real Estate Managers have agreed to a limit on the purchase price for those entities and the form of the consideration if we decide to internalize our management functions by acquiring our Business Manager and Real Estate Managers in connection with a liquidity event. For these purposes, a "liquidity event" means: a listing our shares, or the shares of one of our subsidiaries, on a national securities exchange; selling all or substantially all of our assets; or entering into a merger, reorganization, business combination, share exchange or acquisition, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange. More specifically, in no event may the aggregate payment for these entities exceed two times the amount of the maximum business management fee that could be paid to the Business Manager during the four completed fiscal quarters prior to closing the transaction (specifically, the sum of 0.1875% of our average invested assets for each of the preceding four calendar quarters multiplied by two). Further, in no event may the aggregate payment exceed 1.5% of the amount of our total assets on the last audited balance sheet prior to closing the transaction, giving effect to any property acquisitions that were probable or completed since the date of the last audited balance sheet, prior to the applicable transaction. In addition, we will issue shares of our common stock, rather than cash, to pay the purchase price. In calculating the purchase price, we will exclude any costs or expenses of the internalization transaction that we may agree to pay or reimburse for either: (1) costs and expenses our Business Manager or Real Estate Managers have incurred on our behalf; or (2) costs and expenses our Business Manager or Real Estate Managers incur directly in connection with the internalization transaction.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute "soliciting material" and should not be deemed "filed" with the SEC or incorporated by reference into any other filing we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

The Company's management is responsible for the financial reporting process, preparing consolidated financial statements in accordance with GAAP, designing and implementing a system of internal controls and procedures designed to ensure compliance with GAAP and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing our year-end financial statements. The audit committee is responsible for monitoring and reviewing these procedures and processes. The audit committee is comprised of three independent directors whose independence has been determined by the board of directors based on the standards set forth in the audit committee's charter. The board has determined that Mr. Wurtzebach qualifies as an "audit committee financial expert" as defined by the SEC. The members of the audit committee are not professionally engaged in the practice of accounting or auditing, and do not provide any expert or other special assurance as to our financial statements concerning compliance with the laws, regulations or GAAP or as to the independence of the registered public accounting firm. The audit committee relies in part, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm that the financial statements have been prepared in conformity with GAAP.

During the year ended December 31, 2012, the audit committee met five times. At these meetings, the members of the audit committee met with representatives of the members of the Company's management and with the Company's independent registered public accounting firm, KPMG LLP ("KPMG"). The committee discussed numerous items at these meetings including KPMG's responsibilities to the Company and its audit plan for the year ended December 31, 2012.

The audit committee also has reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2012 with the Company's management. Management has advised the committee that each set of financial statements reviewed had been prepared in accordance with GAAP, and reviewed significant accounting and disclosure issues with the committee.

The audit committee also discussed with KPMG all of the matters required by generally accepted auditing standards, including those described in Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee obtained a formal written statement from KPMG, describing all relationships between KPMG and the Company that might bear on KPMG's independence. In addition the audit committee discussed any relationships that may have an impact on KPMG's objectivity and independence and reviewed audit and non-audit fees paid to KPMG and the written disclosures and letter from KPMG to the committee, as required by the PCAOB Ethics and Independence Rule

3526, *Communication with Audit Committees Concerning Independence*. The audit committee has concluded that KPMG is independent from the Company.

Based on the above-mentioned review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

The Audit Committee
Charles H. Wurtzebach, Chairman
Lee A. Daniels
Heidi N. Lawton

Independent Registered Public Accounting Firm

The audit committee has selected KPMG to serve as our independent registered public accounting firm for the year ending December 31, 2013. Representatives of KPMG will attend the annual meeting. These representatives will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

Fees to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2012 and 2011, together with fees for audit-related services and tax services rendered by KPMG for the years ended December 31, 2012 and 2011, respectively.

Description	**Year ended December 31,**	
	2012	**2011**
Audit fees[1]	$913,969	$749,750
Audit-related fees	—	—
Tax fees[2]	$140,000	$60,000
All other fees	—	—
TOTAL	$1,053,969	$809,750

(1) Audit fees consist of fees paid for the audit of our annual financial statements included in our quarterly reports on Form 10-Q, as well as fees relating to registration statements and the audits of Historical Summary of Gross Income and Direct Operating Expenses of properties acquired.

(2) Tax fees are comprised of tax compliance fees.

Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by KPMG, and actively monitors the relationship between audit and non-audit services provided by KPMG. The audit committee concluded that all services rendered by KPMG during the years ended December 31, 2012 and 2011, respectively, were consistent with maintaining KPMG's independence. Accordingly, the audit committee has approved all of the services provided by KPMG. As a matter of policy, the Company will not engage its primary independent registered public accounting firm for non-audit services other than "audit-related services," as defined by the SEC, certain tax services and other permissible non-audit services except as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, KPMG to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, the audit committee must pre-approve any engagements to render services provided by the Company's independent registered public accounting firm and the fees charged for these services including an annual review of audit fees, audit-related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the audit committee will periodically monitor the levels of fees charged by KPMG and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our current or former officers or employees, or the current or former officers or employees of our subsidiaries, participated in any deliberations of our board of directors concerning executive officer compensation during the year ended December 31, 2012. In addition, during the year ended December 31, 2012, none of our executive officers served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

We have not received any stockholder proposals for inclusion in this year's proxy statement. Stockholders may nominate director candidates and make proposals to be considered at our annual meeting to be held in 2014.

Recommendations for Director Candidates

The Company plans to elect directors again at next year's annual meeting. Nominations for director positions will be made by our nominating and corporate governance committee. With respect to candidates recommended by stockholders, recommendations must be submitted in accordance with the procedures specified in Section 9 of Article II of our bylaws. Generally, this requires that the stockholder send certain information about the candidate to our secretary not later than the 90th day and not earlier than the 120th day prior to the first anniversary of the proxy statement for the preceding year's annual meeting. For our annual meeting to be held in 2014, a stockholder must provide written notice of a candidate recommendation not earlier than December 17, 2013 and not later than January 16, 2014, to our corporate secretary, c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523. Candidate recommendations submitted in accordance with the procedures specified in Article II, Section 9 of our bylaws. A copy of our bylaws may be obtained by written request to our corporate secretary at the same address.

Other Stockholder Proposals

Stockholders intending to present any other proposal for action by the stockholders at an annual meeting are subject to the same notice provisions under our bylaws as discussed above. Accordingly, for our annual meeting to be held in 2014, a stockholder must provide written notice of a proposal not earlier than December 17, 2013 and not later than January 16, 2014.

Our bylaws do not change the deadline for a stockholder seeking to include a proposal in our proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or affect a stockholder's right to present for action at an annual meeting any proposal so included. Rule 14a-8 requires that notice of a stockholder proposal requested to be included in our proxy materials pursuant to that Rule must generally be furnished to our corporate secretary not later than 120 days prior to the anniversary date of our proxy statement for the previous year's annual meeting. For our annual meeting to be held in 2014, stockholder proposals to be considered for inclusion in the proxy statement under Rule 14a-8 must be received by our corporate secretary no later than December 17, 2013.

Each of these stockholder proposals should be submitted in writing and addressed to our corporate secretary, c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.


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THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" OF THE NOMINEES FOR DIRECTOR.

1. ELECTION OF DIRECTORS:

		FOR ALL	WITHHOLD ALL
01. LEE A. DANIELS	05. BARRY L. LAZARUS	☐	☐
02. GERALD W. GRUPE	06. ROBERT D. PARKS		
03. BRENDA G. GUJRAL	07. CHARLES H. WURTZEBACH		
04. HEIDI N. LAWTON			

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Date:______________________________, 2013

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INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

REVOCABLE PROXY FOR ANNUAL MEETING OF STOCKHOLDERS – JUNE 12, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

The undersigned stockholder of Inland Diversified Real Estate Trust, Inc., a Maryland corporation (the "Company"), hereby appoints Roberta S. Matlin and Cathleen M. Hrtanek as proxies for the undersigned, and each of them, each with full power of substitution in each of them, to attend the annual meeting of stockholders to be held at the principal executive offices of the Company located at 2901 Butterfield Road, Oak Brook, Illinois 60523 on June 12, 2013, at 10:00 a.m. central time, or any adjournments or postponements thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and revokes any proxy heretofore given with respect to such meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTION IS GIVEN, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" EACH OF THE NOMINEES FOR DIRECTOR AND IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

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